FPIC

INSURANCE GROUP, INC.

P.E.
12/31/03

AR 03

WE STAND BEHIND OUR WORDS.

2003

ANNUAL REPORT

AND OUR WORDS SPEAK VOLUMES.

WE ARE DEDICATED TO DRIVING LONG-TERM VALUE TO OUR SHAREHOLDERS BY MAINTAINING A STRONG, FINANCIALLY STABLE AND CONSISTENTLY PROFITABLE ORGANIZATION.

AS YOU WILL SEE ON THE FOLLOWING PAGES, OUR WORDS RING TRUE AND HAVE LED US TO IMPRESSIVE RESULTS.

FPIC INSURANCE GROUP, INC. (THE "COMPANY" OR "FPIC"), THROUGH ITS SUBSIDIARY COMPANIES, IS A LEADING PROVIDER OF PROFESSIONAL LIABILITY INSURANCE FOR PHYSICIANS, DENTISTS AND OTHER HEALTHCARE PROVIDERS. THE COMPANY ALSO PROVIDES MANAGEMENT AND ADMINISTRATION SERVICES TO PHYSICIANS' RECIPROCAL INSURERS, A NEW YORK MEDICAL PROFESSIONAL LIABILITY INSURANCE RECIPROCAL, AND THIRD PARTY ADMINISTRATION SERVICES, BOTH WITHIN AND OUTSIDE THE HEALTHCARE INDUSTRY.

"WE HAVE ESTABLISHED OUR CORE BUSINESS IN TWO OF THE NATION'S LARGEST MARKETS."

NO. 1

MARKET POSITION IN FLORIDA

NO. 2

MARKET POSITION IN NEW YORK

Throughout the year, FPIC remained committed to a disciplined focus on serving markets where it had a significant market presence, sound pricing and a wealth of management knowledge and expertise. In Florida, FPIC has more than 25 years of market leadership. FPIC is the largest writer of medical professional liability ("MPL") insurance in Florida, the second largest MPL market in the U.S. In New York, the nation's top MPL market, FPIC manages the second largest MPL carrier, Physicians' Reciprocal Insurers. Based on premiums written and under management, FPIC is the 4th* largest MPL insurance business in the U.S., with over 25,000 professional liability policyholders.

** Source: 2002 A. M. Best Study of MPL direct premiums written (most current data available at this time).*

"OUR RESULTS ARE IMPROVING AND OUR OUTLOOK IS POSITIVE."

YEAR	99	00	01	02	03
TOTAL	$22 MILLION	$1 MILLION	$3 MILLION	$15 MILLION*	$17 MILLION

NET INCOME
(INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE IN 2002*)

*EXCLUDES ONE-TIME, NON-CASH CHARGE OF $29.6 MILLION, NET OF INCOME TAXES, IN 2002 RELATING TO FPIC'S ADOPTION OF FINANCIAL ACCOUNTING STANDARD NO. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS".

FPIC ended 2003 with strong earnings momentum, having achieved improved results over each of the past three years. Earnings per diluted share rose to $1.71 for 2003, an increase of 8%.* Significant pricing improvements in insurance operations and strong earnings from reciprocal management were the primary drivers of earnings growth.

"INCREASED DEMAND IN OUR CORE MARKETS AND PRICING IMPROVEMENTS ARE YIELDING SOLID GROWTH IN CORE MPL DIRECT PREMIUMS WRITTEN."



$345
$341
$245
$252
$267
$197
$148
$154
$85
$93
YEAR 99
00
01
02
03

DIRECT AND ASSUMED PREMIUMS WRITTEN (IN MILLIONS)

DIRECT PREMIUMS WRITTEN FOR CORE MPL (EXCLUDING FRONTING)

FPIC continues to focus on growth in its core MPL insurance markets, which represent 78% of its $341 million direct and assumed premiums written during 2003. FPIC continued to exit its non-core business in 2003, including divestiture of non-core medical and legal professional liability insurance products and services and fronting programs.

"OUR OPERATIONS ARE GENERATING SIGNIFICANT ASSET GROWTH."


03
02
01
00
99
YEAR
$1183
$1026
$771
$664
$587

TOTAL ASSETS (IN MILLIONS)

FPIC's assets grew to $1.2 billion during 2003. A significant portion of the asset growth was generated by an increase in cash and investments, which grew 16% to $623 million during 2003. The growth in cash and investments was primarily the result of growth in insurance premiums of its core MPL insurance business, together with cash received from a reinsurance commutation.

"OUR GOAL IS TO DRIVE LONG-TERM VALUE TO OUR SHAREHOLDERS."

TOTAL	YEAR
$187	03
$166	02 *
$175	01
$173	00
$166	99

SHAREHOLDERS' EQUITY (IN MILLIONS)

*IN 2002, FPIC ADOPTED FINANCIAL ACCOUNTING STANDARD NO. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS," WHICH RESULTED IN A ONE-TIME, NON-CASH CHARGE OF $29.6 MILLION, NET OF INCOME TAXES.

During 2003, shareholders' equity increased 13% to $187 million, resulting in a return on average equity of 9% for FPIC's shareholders. Tangible book value per common share, which excludes goodwill and intangible assets, rose to $17.09 at year-end 2003, while book value per common share stood at $19.10. FPIC's closing market price at year-end 2003 was $25.09, yielding a price to book value ratio of 131%.

"COLLECTIVELY, OUR BOARD MEMBERS HAVE EXPERTISE ACROSS FIVE INDUSTRIES."

DEAR FELLOW SHAREHOLDERS:

I am honored to have served as a director of FPIC Insurance Group, Inc. since 1996 and as chairman of our board of directors for the last five years. During that time, it has been my privilege to help guide FPIC through a period of profound and ultimately beneficial change. I am proud of our Company's accomplishments, as well as the efforts and dedication of our board, management and staff. After several years of building a strong organizational foundation, we are well positioned to capitalize on opportunities available to us in today's dynamic medical professional liability insurance market.

There is no doubt that the last few years have brought dramatic changes in boardroom culture across the country. I am proud to say that our commitment to consistently upholding the highest standards of responsible board governance has always been a significant part of our commitment to our shareholders. At FPIC, maintaining a strong board is, and always will be, a fundamental value of our corporate culture.

We have consistently focused on ensuring that our board is diverse and independent. During the past five years, we have added five directors who bring medical, insurance, financial, legal and securities expertise to our organization. We also understand the importance of board independence – today, ten of our thirteen directors are independent.

In the last several years, issues of independence and board governance have been of increasing concern to regulatory authorities and shareholders of public companies. We believe in and foster a culture of transparent and ethical business practices as evidenced by each of the committees of our board.

Our audit committee has the expertise to meet its expanding responsibilities. The committee is dedicated to assuring the integrity of our financial statements and disclosures and manages all aspects of FPIC's relationship with our independent accountants. Through the diligent work of our board and management team, we believe FPIC is well positioned to comply with the standards mandated by the Sarbanes-Oxley Act.

Our directors adhere to the highest ethical standards while providing insight and guidance to our management team. Every year, our board governance committee facilitates assessment of the policies, objectives and performance of the board, its committees and its members. The board evaluates how it functions as a governing body through an assessment that includes peer review of individual director performance and review of the Chairman's performance and effectiveness. An annual CEO evaluation is also undertaken, which includes goal setting for the upcoming year. This type of structured evaluation challenges and stimulates board members to continually strive for excellence in their leadership, to the benefit of our shareholders and our policyholders.

Our board also takes very seriously its responsibilities for guiding the long-term strategic direction of FPIC. As stewards of our shareholders' capital, we continually evaluate opportunities and consider alternatives to maximize long-term financial returns and better serve our policyholders.

At FPIC, we look to the future with a confidence rooted in close communication and interaction between our board and management team. At the heart of the board's guidance is our sense of responsibility to our shareholders and our commitment to maintaining the highest standards of corporate and board governance.

ROBERT O. BARATTA, MD - CHAIRMAN





"THE VALUES THAT GOVERN OUR FPIC MANAGEMENT TEAM, INCLUDING THE WAY WE OPERATE THIS ORGANIZATION, IS THE ONE CONSTANT IN THIS CHANGING INDUSTRY."

DEAR FELLOW SHAREHOLDERS:

We have witnessed much change in the medical professional liability insurance industry over the past few years. While we welcome the opportunities that change brings, we also believe that a few things must remain constant, including the values that govern the FPIC management team, the way our team operates this organization and accomplishments that speak for themselves.

I am pleased to report that in 2003, FPIC achieved important business goals and reached several significant financial milestones. The successes of the past year are particularly satisfying as they are the result of several years of tough decisions and corporate reformation. In 2000, our management team embarked on a long-term strategy of strengthening our balance sheet, streamlining our corporate structure, shedding non-core assets and improving operating performance. The years of careful planning and hard work have created the strong base of operations and the solid financial performance that define FPIC today.

As part of this strategy, we successfully completed three private placements of debt securities during 2003 for an aggregate of $45 million in proceeds, which we used, together with available cash from operations, to repay and retire early 100% of the Company's commercial bank debt. Our balance sheet is now much better structured to support our operations and to fit our capital needs and growth initiatives.

Another major accomplishment in 2003 was the integration of our four insurance operations, which now operate under a unified senior management team from a centralized platform. This new structure improves communication and creates financial, operational and decision-making efficiencies that will enhance our bottom line.

Also during 2003, we completed our four-year mission to divest non-core businesses and assets. This has positioned FPIC to fully concentrate efforts on our core operations.

These accomplishments, coupled with improved operating results, contributed to a year of financial achievements across the board. Year-end 2003 marked the third consecutive year and eighth consecutive quarter of improved operating results. These solid financial results were generated in part by pricing improvements in our core medical professional liability insurance operations and strong earnings from our reciprocal management segment. Our 2003 earnings were further supported by increases in assets, reserves and shareholders' equity.

As we go forward, our focus will be on ensuring that our insurance operations continue to write and appropriately price good business, conservatively reserve, aggressively manage claims, and grow our core business. Our reciprocal management and third party administration operations will build on past achievements and work to assure continued success and profitability. We will continue to seek to enhance our performance further through internal growth and to pursue strategic opportunities and capital initiatives that are in the best interests of our shareholders and our policyholders.

We approach 2004 with confidence in our ability to drive long-term value to our shareholders by maintaining a strong, financially stable and consistently profitable organization. This commitment guides our corporate strategy and the decisions made by the leaders at FPIC – the people responsible for making it happen. These are the words that guide our actions and we proudly stand behind them.



JOHN R. BYERS - PRESIDENT & CHIEF EXECUTIVE OFFICER

“Moving to longer-term institutional debt and restructuring our reinsurance provides the financial and operational flexibility that we need to capitalize on organic growth and meet the needs of future growth initiatives.”



CONTINUING TO LOOK FOR WAYS TO ENHANCE CAPITALIZATION REMAINS A PRIORITY FOR MANAGEMENT AT FPIC.

2003 was another year of financial milestones for FPIC. The Company’s financial performance was strong and operating results improved at each of its business segments. Year-end 2003 marked the third consecutive year and eighth consecutive quarter of improved results.

One of FPIC’s pivotal accomplishments in 2003 was the early retirement of its commercial bank debt. The Company’s move to longer-term institutional debt improved operational and financial flexibility for the future and reduced near-term debt service requirements.

FPIC also enhanced its reinsurance. The Company’s reinsurance program now provides flexibility to better capitalize on organic growth and to meet the needs of future growth initiatives.

FPIC’s growing record of successes – consistently positive operating results, an enhanced balance sheet and a more efficient operating structure – is attributable to the efforts of its dedicated management team. Last year, management maintained a sharp focus on appropriately pricing its insurance products, retiring its commercial bank debt, moving to long-term institutional debt, integrating its insurance operations and enhancing its business infrastructure.

As FPIC enters 2004, it is poised to drive long-term value to its shareholders. With a capable and experienced management team in place at each of its business segments, the Company will continue to consider capital initiatives and strategic alternatives.

The Company’s 2003 results and achievements reflect management’s ability and willingness to aggressively set, pursue and achieve its objectives. Management’s aggressive strategy for reformation, over the last few years, has been vital to creating the strong base that is now the foundation of FPIC’s future as a strong, stable and consistently profitable organization.



FPIC INSURANCE GROUP, INC.
CORPORATE OFFICERS

(PICTURED FROM LEFT TO RIGHT)

GARY M. DALLERO, CPA
Senior Vice President of Operations

JOHN R. BYERS, ESQ.
President and Chief Executive Officer

ROBERTA GOES COWN, ESQ., CPA
Senior Vice President, Corporate Counsel and Secretary

KIM D. THORPE
Executive Vice President and Chief Financial Officer

PAMELA DEYO HARVEY, CPA
Vice President and Controller

APPROPRIATE PRICING, STRICT UNDERWRITING, AGGRESSIVE CLAIMS HANDLING, CONSERVATIVE RESERVING AND GROWING CORE MARKETS REMAIN THE FOCUS OF OUR INSURANCE OPERATIONS.

INSURANCE OPERATIONS

LOU V. SICILIAN, CPA
Senior Vice President
and Treasurer

ROBERT E. WHITE, JR.
President

JOSEPH W. MAWHINNEY
Senior Vice President of
Actuarial Services

ELIZABETH A. ROMINGER
Senior Vice President of Claims



"Throughout 2003, pricing improvements in our core medical professional liability insurance markets continued to contribute to premium growth."

In 2003, FPIC's insurance operations met its earnings and operational goals and continued to strengthen its business. Under the leadership of a single, highly qualified management team, led by Bob White, the insurance operations continue to improve the Company's bottom line. Mr. White brings 37 years of insurance experience to the operations and has proven himself an effective leader.

FPIC's insurance operations consist of four insurers that provide professional liability insurance to physicians, dentists and other healthcare professionals in Florida and other states.

FPIC completed the integration of its insurance operations during 2003. The creation of one cohesive insurance platform greatly improves communication within the segment, has streamlined the Company and has better aligned the insurance operations with the operational and strategic direction of the organization.

The insurance operations are focused on underwriting good business at appropriate prices, aggressively handling claims, conservatively booking reserves and growing its core business.

APPROPRIATE PRICING

Appropriate pricing is essential to the success of the insurance operations and FPIC closely monitors its pricing on an ongoing basis. Over the past several years, FPIC has achieved important pricing improvements and will continue to seek adjustments to its rates when appropriate. Improved pricing in the insurance segment's core markets continues to yield premium growth.

STRICT UNDERWRITING

FPIC's insurance operations seek to underwrite only good business, striving to ensure a policyholder base with the best possible risk profile. Each FPIC insured must meet strict underwriting guidelines and be re-evaluated annually upon renewal.

EFFECTIVE CLAIMS HANDLING

FPIC's insurance operations maintain a strong commitment to managing loss costs through aggressive handling of claims. The Company vigorously defends non-meritorious claims and handles appropriate claims settlements expeditiously in order to lower overall loss costs. FPIC provides its insureds with thorough risk management programs to help them better manage their individual risk factors.

CONSERVATIVE RESERVING

Conservative reserving, including interim and year-end reserve studies, is an essential element of the Company's operating philosophy. As of year-end 2003, the Company's net reserves were booked at management's best estimate, which closely coincided with the in-house actuary's point estimate. The Company's reserves were also well within the ranges of reasonableness established by its outside actuaries.

LEADERSHIP – TORT REFORM

As the leader in the Florida medical professional liability insurance market, FPIC is well positioned to capitalize on market stabilization and changes resulting from tort reform efforts. FPIC was a leading voice in recent Florida tort reform legislation. Progress has been made, but FPIC believes more work remains and will continue to play an active role in this important legislative area.

A CLIMATE FOR SUCCESS

With the right management team and a strong infrastructure in place, FPIC's core insurance operations enter 2004 poised to capitalize on opportunities presented by favorable market conditions. The Company's achievements in the past year position it for continued success.

FPIC's reciprocal management and third party administration operations have continued to meet and exceed expectations. These operations contribute positive earnings and cash flow to the organization, and are a good complement to the Company's insurance operations.

RECIPROCAL MANAGEMENT

Administrators for the Professions, Inc. ("AFP") is a subsidiary of FPIC, located in New York, that serves as the administrator and attorney-in-fact for Physicians' Reciprocal Insurers ("PRI"), the second largest medical professional liability insurer in New York.

AFP markets PRI's insurance products and services in New York to physicians, dentists, hospitals and other healthcare providers and facilities. Additionally, reinsurance brokerage and administrative services are provided to PRI and to FPIC's insurance subsidiaries, through subsidiaries of AFP.

Anthony Bonomo, AFP's President, leads a group of highly experienced professionals at the reciprocal management segment. Mr. Bonomo has been instrumental to the successful operations of AFP and PRI since 1985, with both companies benefiting from his 20 years of legal and insurance expertise.

Reciprocal management has been consistently profitable, returning its twentieth consecutive quarter of profitable operations since its acquisition in January 1999, and has made significant contributions of cash flow to FPIC.

PRI continues to be a valued name in New York and is known for its excellent policyholder service. AFP's overriding focus is to ensure the successful operation of PRI so that it can meet its mission of providing affordable coverage to the New York medical community for the long term.

THIRD PARTY ADMINISTRATION ("TPA")

Employers Mutual, Inc. ("EMI") comprises FPIC's third party administration segment. EMI provides administrative and client claims management services to employers that self-insure group accident and health, workers' compensation, general liability and property insurance plans.

Services provided by the TPA operation include claims administration, utilization review, loss control, Consolidated Omnibus Budget Reconciliation Act (COBRA) administration and insurance placement. Through the TPA operation, FPIC also provides brokerage services for the placement of excess insurance coverage with insurers and reinsurers on behalf of EMI's clients.

In 2002, Chuck Divita was appointed President and Chief Executive Officer of EMI. Mr. Divita brings a strong financial and business background to the TPA operation and under his guidance, this operation has benefited from enhanced client relations and improved operating efficiencies and financial results.

Our reciprocal management and third party administration operations continue to meet and exceed expectations, contributing earnings and cash flow."

NON-INSURANCE OPERATIONS ARE AN EXCELLENT COMPLEMENT TO CORE INSURANCE OPERATIONS.



CHARLES DIVITA, III
President and Chief Executive Officer
Employers Mutual, Inc.

ANTHONY J. BONOMO, ESQ.
President and Chief Executive Officer
Administrators for the Professions, Inc.

AR 03

BOARD OF DIRECTORS

FPIC INSURANCE GROUP, INC.

TOP LEFT PHOTO (LEFT TO RIGHT)

TERENCE P. MCCOY, MD [1,6]
Private Practice Physician

JOAN D. RUFFIER, CPA [1,3]
Director of Shands Health Care Systems, Inc. and
former General Partner of Sunshine Cafes

JOHN G. RICH, ESQ. [1]
Partner of Rich Intelisano LLP

KENNETH M. KIRSCHNER, ESQ. [2,4,6]
Principal of Kirschner & Legler, P.A.

TOP RIGHT PHOTO (LEFT TO RIGHT)

ROBERT O. BARATTA, MD [1,2,5]
Chairman of the Board of FPIC
Retired Private Practice Physician
Chairman and Chief Executive Officer of Ascent, L.L.C.

DAVID M. SHAPIRO, MD [1,2,3,5]
Vice Chairman of the Board of FPIC and
Senior Vice President of Medical Affairs of Surgis, Inc.

BOTTOM LEFT PHOTO (LEFT TO RIGHT)

M.C. HARDEN, III [4,5,6]
President and Chief Executive Officer
of Harden & Associates, Inc.

JOHN R. BYERS, ESQ. [2,5]
President and Chief Executive Officer of FPIC

RICHARD J. BAGBY, MD [2,3]
Private Practice Physician, Medical Director of
Boston Diagnostic Imaging, Open MRI of Sanford
and Boston Diagnostic Imaging, Orlando

BOTTOM RIGHT PHOTO (LEFT TO RIGHT)

JOHN K. ANDERSON, JR. [1,3]
Principal of Heritage Capital Group, Inc. and
Managing Partner of Bott-Anderson Partners, Inc.

JAMES W. BRIDGES, MD [3,4]
Retired Private Practice Physician

JAMES G. WHITE, MD [5,6]
Private Practice Physician

GUY T. SELANDER, MD [3,5]
President of Jacksonville Family Practice Associates, P.A.

[1] Audit Committee
[2] Board Governance Committee
[3] Budget and Compensation Committee
[4] Bylaws Committee
[5] Executive Committee
[6] Investment Committee






FINANCIAL HIGHLIGHTS

FPIC INSURANCE GROUP, INC.


$171
$182
$198
$222
$202
99
00
01
02
03

REVENUE
(in millions)


$2.19
$0.06
$0.31
$1.58
$1.71
99
00
01
02
03

DILUTED EARNINGS PER SHARE
(BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE IN 2002*)


$353
$424
$442
$539
$623
99
00
01
02
03

CASH AND INVESTMENTS
(in millions)


$9.61
$10.68
$11.35
$15.55
$17.09
99
00
01
02
03

TANGIBLE BOOK VALUE PER COMMON SHARE**


$14
$15
$33
$98
$90
99
00
01
02
03

CASH FLOW FROM OPERATING ACTIVITIES
(in millions)


$16.69
$9.19
$14.90
$6.90
$25.09
99
00
01
02
03

YEAR-END STOCK PRICE

**Before cumulative effect of change in accounting for goodwill and other intangible assets (FAS 142) of $29.6 million, net of income taxes.*
*** Excludes goodwill and intangible assets.*


$118
$120
$131
$152
$132
99
00
01
02
03

NET PREMIUMS EARNED*
(in millions)


18.2
8.0
10.2
19.1
8.2
10.9
24.0
10.0
14.0
27.4
10.5
16.9
25.0
11.1
13.9
99
00
01
02
03

POLICYHOLDER COUNT
(in thousands)

PROFESSIONAL LIABILITY POLICYHOLDERS (excluding fronting)
PROFESSIONAL LIABILITY POLICYHOLDERS UNDER MANAGEMENT


$273
$58
$215
$281
$57
$224
$318
$80
$238
$440
$168
$272
$575
$276
$299
99
00
01
02
03

GROSS LOSS AND LAE RESERVES
(in millions)

NET LOSS AND LAE RESERVES
REINSURANCE RECOVERABLE


8.3
$57
10.6
$64
10.6
$56
10.2
$44
10.4
$50
99
00
01
02
03

SELECTED FREQUENCY** AND SEVERITY*** METRICS

AVERAGE PAID LOSS AND ALAE PER CLOSED CLAIM (all)
FREQUENCY PER 100 EARNED BASE EQUIVALENT


87%
18
69
119%
17
102
118%
20
98
105%
13
92
99%
9
90
99
00
01
02
03

GAAP UNDERWRITING (COMBINED) RATIO (%)

LOSS RATIO
UNDERWRITING EXPENSE RATIO


$118
$108
$107
$125
$134
99
00
01
02
03

CONSOLIDATED STATUTORY SURPLUS
(in millions)

Net premiums earned are reduced by amounts ceded under the Hannover Re reinsurance agreement of $48 million in 2002 and $87 million in 2003.
***Frequency data by report year includes incidents.*
****Calendar year severity including incidents at total limits.*

TEN-YEAR SUMMARY AND SELECTED FINANCIAL DATA

FPIC INSURANCE GROUP, INC.

The selected financial data presented for the fiscal years ending December 31 should be read in conjunction with the Company's consolidated financial statements and the notes thereto, which are included elsewhere herein.

(Dollars in thousands, except per share amounts and elsewhere as noted)		2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
CONSOLIDATED											
Revenues	$	201,724	221,940	197,582	182,089	170,504	120,321	93,216	76,982	69,531	52,306
Income before accounting change*	$	16,572	14,876	2,930	614	21,869	20,693	16,557	13,324	11,686	5,877
Net income (loss)	$	16,572	(14,702)	2,930	614	21,869	20,693	16,557	13,324	11,686	5,877
INVESTMENT ACTIVITY											
Net investment income	$	18,414	20,977	23,377	24,819	19,068	17,549	15,979	14,704	12,740	10,928
Net realized investment gains (losses)	$	2,052	4,688	1,429	(91)	351	(39)	32	(71)	238	(6,657)
OTHER SELECTED FINANCIAL DATA											
Total assets	$	1,183,130	1,026,431	770,822	663,682	587,433	490,943	352,849	303,553	276,699	244,266
Loss and loss adjustment expense (LAE) reserves	$	574,529	440,166	318,483	281,295	273,092	242,377	188,086	172,738	164,506	152,268
Revolving credit facility	$	—	37,000	37,000	67,219	62,719	27,165	2,000	—	—	—
Term loan	$	—	10,208	16,042	—	—	—	—	—	—	—
Long term debt	$	46,083	—	—	—	—	—	—	—	—	—
Shareholders' equity	$	186,657	165,913	174,574	172,527	166,379	150,931	120,064	96,411	81,556	61,606
Common shares outstanding		9,771	9,391	9,338	9,380	9,621	9,519	9,180	9,022	8,140	7,760
PER SHARE DATA											
Income before accounting change*	$	1.71	1.58	0.31	0.06	2.19	2.11	1.76	1.53	1.47	0.76
Diluted earnings (loss)	$	1.71	(1.56)	0.31	0.06	2.19	2.11	1.76	1.53	1.47	0.76
Book value	$	19.10	17.67	18.70	18.39	17.29	15.86	13.08	10.69	10.02	7.94
Tangible book value**	$	17.09	15.55	11.35	10.68	9.61	14.11	12.30	10.47	9.88	7.94
Year-end market price	$	25.09	6.90	14.90	9.19	16.69	47.81	29.13	13.50	***	***
Cash dividends	$	—	—	—	—	—	—	—	0.10	0.10	0.10
UNDERWRITING											
Direct and assumed premiums written	$	340,741	344,727	245,403	197,280	148,216	116,989	77,771	64,292	56,641	52,454
Net premiums written	$	143,134	140,248	147,084	161,931	122,433	101,477	70,285	58,740	54,306	47,510
Consolidated statutory surplus	$	133,882	125,470	107,087	108,499	117,880	117,278	87,876	76,520	70,039	60,185
GAAP combined ratio:											
Loss and LAE ratio		90%	92%	98%	102%	69%	75%	82%	84%	85%	83%
Underwriting expense ratio		9%	13%	20%	17%	18%	14%	11%	12%	10%	9%
Combined ratio		99%	105%	118%	119%	87%	89%	93%	96%	95%	92%

(*) Income excluding cumulative effect of accounting change related to the adoption of FAS 142 on goodwill and other intangible assets.
(**) Excludes goodwill and intangible assets.
(***)The Company became publicly held in August 1996.

FAMILY OF COMPANIES

FPIC INSURANCE GROUP, INC.

FPIC INSURANCE GROUP, INC.
(FPIC)
Florida Corp.
(NASDAQ: FPIC)

ADMINISTRATORS FOR THE PROFESSIONS, INC. (AFP)	New York Corp. (100% owned by FPIC)
ANESTHESIOLOGISTS PROFESSIONAL ASSURANCE CO.	Florida Corp. (100% owned by FPIC)
FIRST PROFESSIONALS INSURANCE COMPANY, INC.	Florida Corp. (100% owned by FPIC)
EMPLOYERS MUTUAL, INC. (EMI)	Florida Corp. (100% owned by FPIC)
PROFESSIONAL MEDICAL ADMINISTRATORS, LLC	New York LLC (80% owned by FPIC)
FPIC INSURANCE AGENCY, INC.	Florida Corp. (100% owned by FPIC)
FPIC INTERMEDIARIES, INC.	New York Corp. (100% owned by AFP)
GROUP DATA CORPORATION	New York Corp. (100% owned by AFP)
THE TENERE GROUP, INC.	Missouri Corp. (100% owned by First Professionals)
INTERMED INSURANCE COMPANY	Missouri Corp. (100% owned by Tenere)
INTERLEX INSURANCE COMPANY	Missouri Corp. (100% owned by Intermed)

AR 03

FINANCIAL DATA

[illegible] INSURANCE GROUP, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the notes to the consolidated financial statements appearing elsewhere in this report. The consolidated financial statements include the results of all of FPIC Insurance Group, Inc.'s ("FPIC") wholly owned and majority owned subsidiaries.

SAFE HARBOR DISCLOSURE

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Any written or oral statements made by or on behalf of FPIC may include forward-looking statements, which reflect our current views with respect to future events and financial performance. These forward-looking statements are subject to certain uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors include, but are not limited to:

- (i) Risks factors, including the effect on reserves and underwriting results, associated with changing market conditions that result from fluctuating cyclical patterns of property and casualty insurance business;
- (ii) The uncertainties of the loss reserving process;
- (iii) The occurrence of insured or reinsured events with a frequency or severity exceeding our estimates;
- (iv) The impact of surplus constraints on growth;
- (v) The competitive environment in which FPIC operates, including reliance on agents to place insurance, physicians electing to practice without insurance coverage, related trends and associated pricing pressures and developments;
- (vi) The actual amount of new and renewal business;
- (vii) Business risks that result from FPIC's size and geographic concentration;
- (viii) Developments in reinsurance markets that could affect our reinsurance programs;
- (ix) The ability to collect reinsurance recoverables;
- (x) The dependence of the reciprocal management segment upon a single major customer, Physicians Reciprocal Insurers ("PRI"), for the preponderance of its revenue and consequently, the effect of rates and claims experience on PRI's ability to maintain or grow its premium base;
- (xi) Developments in global financial markets that could affect our investment portfolio and financing plans;
- (xii) Risk factors associated with the impact of rising interest rates on the market value of FPIC's investments;
- (xiii) Risks factors associated with the impact of rising interest rates on FPIC's interest costs associated with its long term debt;
- (xiv) Adverse changes in securities markets;
- (xv) The ability to achieve cost savings associated with integration of Anesthesiologists Professional Assurance Company's ("APAC") into First Professionals Insurance Company ("First Professionals")operations;
- (xvi) Risk factors associated with financing and refinancing, including the willingness of credit institutions to provide financing and the availability of credit generally;
- (xvii) Rates, including rates on excess policies, being subject to or mandated by legal requirements and regulatory approval, which could affect our business or reinsurance arrangements;
- (xviii) Uncertainties relating to government and regulatory policies (such as subjecting FPIC to insurance regulation or taxation in additional jurisdictions or amending, revoking or enacting any laws, regulations or treaties affecting our current operations);
- (xix) Legal developments, including claims for extra-contractual obligations or in excess of policy limits in connection with the administration of insurance claims;
- (xx) Business and financial risks associated with the unpredictability of court decisions;
- (xxi) The loss of the services of any of our executive officers;
- (xxii) Risks of impairment of assets, generally, including the risk of impairment or inability to continue to recognize deferred acquisition costs, deferred tax assets, goodwill and other deferred or intangible assets;
- (xxiii) General economic conditions, either nationally or in our market areas, that are worse than expected;
- (xxiv) Changes in our financial ratings resulting from one or more of these uncertainties or other factors and the potential impact on our agents' ability to place insurance business on behalf of FPIC; and other risk factors discussed elsewhere within this document.

The words "believe," "anticipate," "foresee," "estimate," "project," "plan," "expect," "intend," "hope," "should," "will," "will likely result" or "will continue" and variations thereof or similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. FPIC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of financial condition, results of operations and liquidity and capital resources is based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. We generally base our estimates on historical experience or other appropriate assumptions that we believe are reasonable and relevant under the circumstances and evaluate them on an on-going basis. The results of these estimation processes form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the critical accounting policies discussed in remainder of this section of our Management's Discussion and Analysis ("MD&A") affect our more significant judgments and estimates used in preparation of the consolidated financial statements. These are further commented upon in applicable sections on Results of Operations, Financial Position and Liquidity and Capital Resources that follow. Information about the significant accounting policies we use in the preparation of our consolidated financial statements is included in Note 2 to our consolidated financial statements and should also be considered.

LIABILITY FOR LOSSES AND LOSS ADJUSTMENT EXPENSES ("LAE") Our liability for losses and LAE (also referred to as our loss and LAE reserves) is the largest liability of our Company and the most sensitive financial statement item to estimation and judgment. Medical professional liability ("MPL") insurance, including business written directly and reinsurance assumed, is our primary line of business and accounted for $549.8 million and $425.4 million, or 96% and 97%, of our total consolidated liability for losses and LAE as of December 31, 2003 and 2002, respectively. The remainder of our reserves represent other smaller lines and products.

The primary factors affecting our estimates of how much we will pay and therefore reserve for insurance claims, defense costs and other related costs are:

- Frequency and severity trends (numbers of claims and how much we will pay for each claim on average for one or more periods);
- Frequency of claims closed with indemnity payments (the percentage of claims received that ultimately result in a loss payment versus those that are settled and closed without a loss payment);
- The timing or pattern of future payments;
- The amount of defense cost we will pay for each claim or group of claims; and
- Inflationary trends that are expected to bear on future loss and LAE payments.

These factors, in turn, can be affected by the judicial environment and tort-related trends over time. It is also important to note that one or more of the actuarial methods used by us do not rely on specific assumptions for these factors; rather, these assumptions are developed as a by-product of the application of the methods, which may then be monitored and factored into the final judgmental considerations of the selection of the point estimate and range of reasonable values around the point estimate from among the methods. All of the above-mentioned factors individually can and will generally vary from one period to the next over time but are estimated to approximate their ultimate values in setting reserve estimates.

In addition, due to the relatively small number of claims and the average cost per claim, any change in the trends assumed in the ultimate values for these factors may be expected to result in a significant change in the reserve estimates. Because our aggregate loss and LAE reserves are so large, this also means that virtually any change in the level of our carried reserves will be material to results of operations and may be material to our financial position. As an example, a 1% increase or decrease in carried reserves, net of reinsurance, as of December 31, 2003, would result in an after-tax addition or reduction in reported net income of nearly $2 million, or 12% of our consolidated net income for the year ended December 31, 2003. A typical range of reasonable values for MPL reserve estimates is considered to be as wide as 15%; thus, our results of operations and financial position are very sensitive to our reserve estimates and judgments, in addition to the performance of the business itself.

REINSURANCE Reinsurance does not relieve us from our primary obligations to policyholders. Therefore, the failure of reinsurers to honor their obligations could result in losses to us. The amounts recoverable from reinsurers on our unpaid losses and LAE are calculated by applying the terms of the respective ceded reinsurance contracts to our estimates of the underlying loss and LAE reserves that are subject to reinsurance. Thus, to the extent our reinsured reserves change or are adjusted, so will the related reinsurance recoverable amounts and our exposure.

We evaluate the financial condition of our reinsurers and monitor concentrations of credit risk with respect to the individual reinsurers that participate in our ceded programs to minimize our exposure to significant losses from reinsurer insolvencies. We hold collateral in the form of letters of credit or trust accounts for amounts recoverable from reinsurers that are not designated as authorized reinsurers by the applicable departments of insurance of the states that have jurisdiction over the underlying business.

INCOME TAXES Deferred tax assets and liabilities are estimated and recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards.

A valuation allowance against deferred tax assets is estimated and recorded if it is more likely than not that all or some portion of the benefits related to the deferred tax assets will not be realized. Valuation allowances are based on estimates of taxable income and the period over which deferred tax assets will be recoverable. We estimate and believe it is more likely than not that our deferred tax assets will be fully realized. In the event that actual results differ from our estimates or those estimates are adjusted in future periods, we may need to establish a valuation allowance, which would impact our financial position and results of operations.

GOODWILL AND INTANGIBLE ASSETS Effective January 1, 2002, we adopted Financial Accounting Standard No. ("FAS") 142, "Goodwill and Other Intangible Assets." Under FAS 142, goodwill and indefinite-lived intangible assets are no longer amortized through charges to income, but do continue to be subject to annual (or under certain circumstances more frequent) impairment testing based on estimated fair values.

During the first quarter of 2002, we performed transitional impairment testing required under the new standard and took a charge in the form of a cumulative effect of accounting change for $29.6 million, net of tax effects, as of January 1, 2002.

We have obtained independent appraisals annually since the adoption of FAS 142, the most recent of which was performed as of December 31, 2003, which indicate that our goodwill and other intangible assets are fully recoverable. Our remaining goodwill and intangible assets of $19.7 million will continue to be subject to impairment testing through independent appraisal or otherwise at least annually, and potentially more often should a triggering event occur. A triggering event under FAS 142 might include such things as a significant adverse change in legal factors or business climate, an adverse action or assessment by a regulator, unanticipated competition, or a loss of key personnel.

INVESTMENTS Our invested assets comprise our largest single asset class and consist mostly of investment securities in the form of fixed income investments in bonds and notes. Our fixed income investment securities are carried at their market values and accounted for $528.6 million and $437.0 million or 85% and 81% of our total cash and invested assets, and 45% and 43% of our total assets, respectively as of December 31, 2003 and 2002. Unrealized gains or losses in their market values are recorded directly in shareholders' equity, net of tax effects, as a component of other comprehensive income.

There is an exception to the treatment noted above if and when an investment security considered to be available for sale is deemed to be other-than-temporarily impaired. An other than temporary impairment may occur when the market value of a security falls below its cost by a material amount for an extended period of time (generally one year but can be less under certain circumstances) or when other creditworthiness issues arise with regard to an issuer. If and when a security is deemed to be other than temporarily impaired it is written down to its estimated market value with a corresponding realized investment loss recognized in net income.

COMMITMENTS AND CONTINGENCIES Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

Our insurance subsidiaries are also subject to assessment by the financial guaranty associations in the states in which they conduct business for the provision of funds necessary for the settlement of covered claims under certain policies of insolvent insurers. Generally, these associations can assess member insurers on the basis of written premiums in their particular states. In addition to standard assessments, the Florida and Missouri legislatures may also levy special assessments to settle claims caused by certain catastrophic losses. We would be assessed on the basis of premiums written. During 2001, a special assessment was levied on First Professionals and APAC that totaled $0.9 million. No special assessments were made in 2003 or 2002. In addition, we could be subject to additional assessments in the future as a result of damages caused by catastrophic losses, such as a hurricane.

REVENUE RECOGNITION Premium income, which is our main source of revenue, is generally recognized pro-rata over the respective period of each policy. Premium receivables are recorded net of an estimated allowance for uncollectible amounts.

Some of our assumed reinsurance agreements with Physicians' Reciprocal Insurers ("PRI") for the year ended December 31, 2001 and prior, contained adjustable premiums based upon loss experience. Our financial statements for the year ended December 31, 2001, included estimated adjustments accrued based on our loss experience under these agreements. These agreements have since been non-renewed, amended or commuted. The assumed reinsurance agreements with PRI for periods since then are fixed premium contracts with no such adjustable features. See the following MD&A section.

BUSINESS WITH PRI

RECIPROCAL MANAGEMENT AGREEMENT Administrators for the Professions, Inc. ("AFP") has a 10-year management agreement with PRI, under which it receives a management fee annually equal to 13% of PRI's direct premiums written. The current term of the management agreement runs through December 31, 2008. Under the terms of the management agreement, AFP receives this fee in exchange for performing services necessary to conduct and manage the entire operation of PRI. Such services include all or substantially all marketing, underwriting, policy issuance, policy administration, investment management, claims handling, and general and administrative functions, including human resources, accounting, financial reporting, and others, on an on-going basis over the life of the agreement. AFP is also reimbursed by PRI for certain expenses paid on PRI's behalf. The expenses reimbursed by PRI are principally salaries and related payroll expenses, and overhead costs associated with claims, legal and risk management course personnel employed by AFP who work on PRI business.

The management fees are estimated, billed and collected on a monthly basis. Our entitlement to such fees is ultimately based upon the provision of all of the services necessary to run PRI over the term of the contract. Revenues are recognized as earned when they are billed as this accounting treatment reasonably approximates and accomplishes a recognition pattern that corresponds with the provision of the required services during the quarters and the year. The fees estimated and billed, which are recognized in income, are reduced by an estimated provision for return premiums.

See the MD&A section, Contractual Obligations, Commitments and Off-Balance Sheet Arrangements that follows for a discussion and analysis of an additional commitment and related contingent liability assumed by AFP as a result of an amendment to its management agreement with PRI, effective January 1, 2002.

AFP also has two subsidiaries, FPIC Intermediaries ("FPIC Intermediaries") and Group Data Corporation ("Group Data"). FPIC Intermediaries acts as a reinsurance co-broker and intermediary for our insurance subsidiaries. Group Data acts as a co-agent and co-broker for our internal insurance needs and for the purchase of structured settlements from time to time for settled MPL claims for PRI. The reciprocal management segment also includes FPIC's 80% owned subsidiary Professional Medical Administrators ("PMA"), which acts as co-broker, intermediary and manager of reinsurance programs for PRI's program business in Pennsylvania, whereby PRI assumes the premiums and risks insured. PRI also owns 10% of PMA and until August 2003, our subsidiary, First Professionals acted as the fronting carrier for PRI for the program business managed on its behalf by PMA. Since then, PRI has used an outside carrier to act as its fronting carrier.

The financial results for these business arrangements make up our reciprocal management segment and are presented and discussed in the following applicable sections of this MD&A. Additional financial information and disclosures about our reciprocal management segment and business can be found in Note 1, Organization and Nature of Operations, Note 16, Commitments and Contingencies, Note 20, Segment Information, and Note 22, Related Party Transactions, to our consolidated financial statements.

REINSURANCE WITH PRI Our insurance subsidiary, First Professionals, assumes reinsurance from PRI. As discussed above, program business assumed by PRI in Pennsylvania was written on First Professionals' policy forms, as fronting carrier, through July 31, 2003. Effective August 1, 2003, PRI engaged an unrelated fronting carrier for this business and, with the exception of tail coverage, no new or renewal business is being written on First Professionals' policy forms.

The assumed reinsurance and fronting fees on PRI business of First Professionals are included in the Insurance Segment and are also discussed further in the following applicable sections of this MD&A. Additional financial information and disclosures about our assumed reinsurance and fronting fees from PRI can be found in Note 22, Related Party Transactions to our consolidated financial statements.

PRI IS A MAJOR CLIENT OF OURS In addition to their contributions to our results of operations, our agreements and business arrangements with PRI as a major client of ours also means that our revenues and results of operations are financially sensitive to its revenues and financial condition. We do not own PRI, or have a controlling financial interest in PRI, nor is PRI considered a variable interest entity under FIN 46R, Consolidation of

Variable Interest Entities (as Revised), and so PRI's financial statements are not consolidated or included in ours. Instead, PRI is similar to a mutual insurer and the risks and rewards of ownership vest with the policyholders of PRI.

PRI and our subsidiary, AFP, are regulated by the New York State Insurance Department (the "NYSID"). PRI files its annual and quarterly statements with the NYSID containing its statutory-basis financial statements and other data. AFP and PRI are required to file audited financial statements annually with the NYSID obtained from the same qualified independent accounting firm.

PRI, as an MPL insurer, is subject to many of the same types of risks as those of our insurance subsidiaries and MPL companies generally. These risks include, but are not limited to, rate adequacy, adverse loss experience, and the effects of changes in market interest rates that it can earn on invested assets. PRI files information about its rates annually with the New York State Insurance Department. PRI implemented an 8.5% rate increase effective July 1, 2003 following several years of level rates. Growth at PRI is also subject to surplus constraints; however, as a reciprocal, PRI is able to operate with lower surplus and at higher leverage ratios than non-reciprocals such as our insurance subsidiaries. PRI's policyholders' surplus exceeds the minimum amount required under New York insurance laws and regulations. New York insurance laws and regulations do not impose risk-adjusted capital requirements. Further, as allowed under New York insurance laws, PRI has requested and received permission from the NYSID to follow the permitted practice of discounting its loss and LAE reserves.

The NYSID mandates the insurance rates PRI and other New York carriers are allowed to charge their policyholders. These include the rates charged for the policies in excess of $1.3 million and for covered extended reporting endorsements for death, disability and retirement, which have been reinsured to First Professionals. Under New York insurance statutes, the NYSID is also authorized to surcharge PRI's policyholders in the event it is determined that those rates were deficient in one or more prior years as a result of adverse loss development. The amount of the surcharge may be up to 8% of PRI's policyholders' premiums annually until such deficiency is recovered.

Despite the unique aspects of the business and regulatory environments PRI operates in, as an MPL insurer, it is still subject to many of the same types of risks as those of other MPL and property-casualty insurers, including similar risks to many of those described under "Safe Harbor Disclosure."

RESULTS OF OPERATIONS – CONSOLIDATED OVERVIEW

The three years ended December 31, 2003 was a period of significant activity and progress for our company.

Net income in 2003 increased to $16.6 million, or $1.71 per diluted share, up 11% and 8%, respectively over income before accounting change of $14.9 million and $1.58 per diluted share for 2002. Income before accounting change for 2002 was up over 400% compared with 2001 net income of $2.9 million, or $0.31 per diluted share. All three of our business segments were profitable in 2003. The year 2003 was the third year in a row of significant improvements in insurance pricing. In addition, our reciprocal management and third party administration ("TPA") segments have reported improved profits.

For the year ended December 31, 2002, we reported a net loss of ($14.7) million, or ($1.56) per diluted share, compared to net income of $2.9 million, or $0.31 per diluted share, for the year ended December 31, 2001. Our net loss for 2002 includes a $29.6 million after-tax ($48.4 million pre-tax) charge for the cumulative effect of accounting change related to the adoption of FAS 142 on goodwill and other intangible assets. The transitional impairment charges, resulting from the adoption of FAS 142, were associated entirely with our non-insurance segments. Our income before the cumulative effect of accounting change was $14.9 million, or $1.58 per diluted share, for the year ended December 31, 2002.

During 2003, we completed the placement of $10.0 million in senior notes and created three trusts that issued 30-year trust preferred securities for which the proceeds from such issuances together with cash previously contributed to the trusts were used to purchase junior subordinated debentures from FPIC totaling $36.1 million. We used the proceeds along with other internally generated funds to retire our bank term loan and revolving credit facility. We also completed the integration of APAC operations and transitioned the management of APAC and Intermed Insurance Company ("Intermed") into First Professionals. During the fourth quarter 2003, we negotiated and completed the commutation of our reinsurance with Gerling Global Reinsurance Corporation of America ("Gerling"). We also negotiated our primary excess of loss reinsurance program renewal for 2004 at a reduced cost for the first time in several years. Finally, we played an active part in tort reform on behalf of our policyholders, as well as the healthcare economy and the citizens of the State of Florida.

Our revenues and expenses were lower in 2003 than 2002. Most of the decline was by design and the result of growth management initiatives we put in place in 2002, designed to level the amount of growth in our policyholder counts following an unprecedented period of growth at our insurance subsidiaries in 2001 and 2002. Our MPL insurance markets have hardened significantly since 2000. Net investment income was also lower in 2003. While the equity markets recovered in 2003, interest rates fell to record lows during 2003 and for the third straight year, although rates did recover somewhat by the end of 2003 and exceeded 2002 year end levels.

Our total revenues for the year ended December 31, 2002 increased 12% to $221.9 million from $197.6 million for the year ended December 31, 2001. The increase in revenues was primarily the result of price improvements on our core MPL business and growth in the number of policyholders. Net premiums earned on our MPL business increased 23% to $148.6 million for the year ended December 31, 2002 from $120.5 million for the year ended December 31, 2001. Revenues earned by our reciprocal management segment increased $2.4 million primarily as the result of an increase in claims administration and management fees earned. In addition, brokerage commissions earned by FPIC Intermediaries increased when compared with the prior year.

Our total expenses for the year ended December 31, 2002 increased less than 1% to $198.2 million from $196.5 million for the year ended December 31, 2001. Net losses and LAE incurred for the year ended December 31, 2002 increased $11.2 million or 9% when compared with the year ended December 31, 2001. Net losses and LAE incurred on our MPL business increased 17% to $137.7 million for the year ended December 31, 2002 from $117.4 million for the year ended December 31, 2001. Net losses and LAE incurred in 2002 were also reduced by losses and LAE incurred of $39.0 million that were ceded under the net account quota share reinsurance agreement with Hannover Re ("Hannover Re agreement"). The increase in net losses and LAE incurred for the year ended December 31, 2002, reflects the growth in our business, taking into consideration expected loss trends. The increases in total expenses were offset primarily by ceding commissions related to the Hannover Re net account quota share reinsurance agreement and our adoption of FAS 142. The adoption of FAS 142 eliminated amortization expense of approximately $3.5 million for the year ended December 31, 2002.

HANNOVER RE NET ACCOUNT QUOTA SHARE REINSURANCE AGREEMENT One of the most significant financial developments for us in 2002 was our entering into the Hannover Re agreement. It is supplemental to our other reinsurance programs and represents a very large reinsurance cession for us.

FUTURE PLANS We plan to continue to focus on growing our insurance capital base and to work to reduce the additional reinsurance we are now carrying so that we can retain and grow this business for our own account.

A great deal of the progress we made has been possible in large part because of favorable market conditions we experienced since the end of 2000. Therefore, one of the most obvious risks to our ability to continue this level of performance would be an unexpected increase in competition resulting in a softening of the market and leading to downward pressure on our insurance rates and profits. There can be no assurance as to how long the current stable market conditions will continue.

RESULTS OF OPERATIONS – INSURANCE SEGMENT

Our insurance segment is made up of our four insurance subsidiaries, First Professionals, APAC and The Tenere Group, Inc. ("Tenere") companies Intermed and Interlex. FPIC operations are also included in the insurance segment due to the segment's size and prominence and the substantial attention the holding company devotes to the segment. Financial and selected other data of our insurance segment for the years ended December 31, 2003, 2002 and 2001 is summarized in the table below. Dollar amounts are in thousands.

INSURANCE SEGMENT RESULTS AND SELECTED OTHER INFORMATION

(Dollar amounts are in thousands)	2003	PERCENTAGE CHANGE	2002	PERCENTAGE CHANGE	2001
Direct and assumed premiums written	$340,741	-1%	344,727	40%	245,403
Net premiums written	$143,134	2%	140,248	-5%	147,084
Net premiums earned	$131,665	-13%	151,684	16%	131,058
Net investment income	18,285	-12%	20,793	-9%	22,874
Commission income	—	-100%	8	-87%	62
Net realized investment gains	2,052	-56%	4,688	228%	1,429
Finance charge and other income	945	-24%	1,251	71%	731
Intersegment revenue	1,966	-16%	2,351	14%	2,059
Total revenues	154,913	-14%	180,775	14%	158,213
Net losses and LAE	118,974	-15%	139,571	9%	128,346
Other underwriting expense	11,219	-41%	19,155	-26%	25,883
Interest expense on debt	5,886	24%	4,762	6%	4,491
Other expenses	5,445	241%	1,596	49%	1,073
Intersegment expense	4,291	26%	3,414	-7%	3,652
Total expenses	145,815	-13%	168,498	3%	163,445
Income (loss) from operations before income taxes and cumulative effect of accounting change	9,098	-26%	12,277	335%	(5,232)
Less: Income tax expense (benefit)	2,635	-39%	4,316	198%	(4,385)
Income (loss) before cumulative effect of accounting change	6,463	-19%	7,961	1040%	(847)
Less: Cumulative effect of accounting change	—	0%	—	0%	—
Net income (loss)	$ 6,463	-19%	7,961	1040%	(847)

Selected Insurance Segment Information: Net paid losses and LAE on professional liability claims	$112,443	22%	92,497	7%	86,535
Average net paid loss per professional liability claim closed with indemnity payment	$ 213	16%	184	5%	176
Total professional liability claims and incidents reported during the period	3,063	-4%	3,191	42%	2,251
Total professional liability claims with indemnity payment (includes claims that were not closed)	283	-3%	293	-5%	310
Total professional liability claims and incidents closed without indemnity payment	1,965	-7%	2,104	46%	1,442
Total professional liability claims and incidents that remained open	5,507	18%	4,676	20%	3,907
Professional liability policyholders (excludes policyholders under fronting arrangements)	13,919	-18%	16,915	21%	14,010
Professional liability policyholders under fronting arrangements	2,136	-53%	4,544	1%	4,482

INSURANCE OVERVIEW

Insurance segment net income decreased 19% for the year ended December 31, 2003. The decrease for the year was the result of lower net realized investment gains, lower net investment income, higher debt-related costs, and higher net intersegment expenses, comprised mainly of commissions payable to the reciprocal management segment. The holding company, which is grouped with the insurance segment for reporting purposes, incurred debt-related costs of $1.5 million after income taxes ($2.5 million before income taxes) during 2003 as a result of unwinding interest rate swap agreements in the second and fourth quarters in connection with the repayment and retirement of our term loan and revolving credit facility. Our improved underwriting margin (defined as net premiums earned less net losses and LAE and other underwriting expenses) of $5.2 million after tax ($8.5 million before income taxes) is mostly attributable to pricing improvements. Approximately $1.3 million of the after-tax improvement ($2.2 million, pre-tax) in 2003 is attributable to the Hannover Re agreement.

Insurance segment net income increased $8.8 million for the year ended December 31, 2002, from a net loss of ($0.8) million for the year ended December 31, 2001, primarily due to price improvements on our MPL business and growth in the number of policyholders. In addition, net losses and LAE for 2001 reflect adverse development and a corresponding prior year reserve charge (approximately $8.8 million) that did not recur in 2002. Net investment income declined 9% to $20.8 million for the year ended December 31, 2002 from $22.9 million for the year ended December 31, 2001.

Effective October 3, 2002, we sold the renewal rights of Interlex's LPL insurance business to a subsidiary of Professionals Direct, Inc., a non-affiliate, for $0.4 million. The sale of Interlex's renewal rights allows us to re-dedicate Interlex's capital to our core MPL business.

INSURANCE UNDERWRITING RESULTS (PREMIUMS, LOSSES AND LAE, AND UNDERWRITING EXPENSES)

Net premiums earned, net losses and LAE incurred and other underwriting expenses, all declined (-13%, -15% and -41%, respectively) for the year 2003, primarily as a result of the reinsurance ceded under the Hannover Re agreement, which became effective July 1, 2002, and other growth management initiatives put into place in 2002.

DIRECT AND ASSUMED PREMIUMS WRITTEN Direct and assumed premiums written decreased 1% to $340.7 million for the year ended December 31, 2003 from $344.7 million for the year ended December 31, 2002. The small decrease primarily reflects the offsetting trends of price improvements at all our insurance companies and growth in our core MPL book of business in Florida, offset by lower premiums on fronted business and LPL business and lower MPL premiums in certain other states.

Direct and assumed premiums written increased 40% to $344.7 million for the year ended December 31, 2002 from $245.4 million for the year ended December 31, 2001. The increase primarily results from rate increases realized and growth in the number of policyholders in our core MPL business. First Professionals implemented rate increases for new and renewal policies in January and December 2001, and again in December 2002; APAC implemented rate increases in July 2001 and 2002; and Intermed implemented rate increases in November 2001 and July 2002. We also experienced growth in direct premiums written under fronting arrangements for workers' compensation business of $19.4 million for the year ended December 31, 2002 when compared to the year ended December 31, 2001. The growth in direct premiums written was partially offset by a decline of $7.8 million in our group accident and health ("A&H") programs, which were discontinued in November of 2001.

NET PREMIUMS WRITTEN Net premiums written increased 2% to $143.1 million for the year ended December 31, 2003 from $140.2 million for the year ended December 31, 2002. The small increase in net premiums written is attributable to the growth management initiatives put into place during 2002, and is basically the result of planned reductions in our overall numbers of policyholders in 2003, and continuing pricing improvements, which have largely offset one another.

Ceded written premiums under the Hannover Re agreement were $84.3 million and $85.5 million for the years ended December 31, 2003 and 2002, respectively. Thus, while the Hannover Re agreement did have a significant impact on the change in net premiums earned and our underwriting results between 2003 and 2002, it did not have a significant impact on the overall change in net premiums written between 2002 and 2003.

Net premiums written decreased 5% to $140.2 million for the year ended December 31, 2002 from $147.1 million for the year ended December 31, 2001. The decline in net premiums written is related to the Hannover Re agreement effective July 1, 2002 between our largest subsidiary, First Professionals, and two companies of the Hannover Re group.

HANNOVER RE NET ACCOUNT QUOTA SHARE REINSURANCE AGREEMENT Net premiums earned, net losses and LAE incurred, and other underwriting expenses incurred were reduced by amounts ceded under the Hannover Re agreement of $87.3 million, $71.0 million and $22.1 million, respectively, for the year ended December 31, 2003, and by $48.2 million, $39.0 million and $12.8 million, respectively, for the year ended December 31, 2002. Before the amounts ceded under the Hannover Re agreement, net premiums earned, net losses and LAE and other underwriting expenses increased in 2003 by $19.1 million (10%), $11.3 million (6%), and $1.4 million (4%), respectively.

The Hannover Re net account quota share reinsurance cession resulted in improvements to our net underwriting margin of $5.8 million in 2003 and $3.6 million in 2002 ($3.5 million and $2.2 million, respectively after income taxes). The agreement resulted in an increase in our insurance segment's total income from operations before income taxes and cumulative effect of accounting change of $1.3 million ($0.8 million after income taxes) for the year 2003 and $2.5 million ($1.6 million after income taxes) in 2002 (excluding the effects of net investment income we earned on funds withheld.) Finance charges associated with the Hannover Re agreement are included in other expenses and were $4.5 million in 2003 and $1.1 million in 2002. The increase in these charges was due to growth in the funds withheld account under the agreement.

Under the terms of the Hannover Re agreement, we ceded approximately $50.8 million of our unearned premiums, and $34.7 million of our direct written premiums, net of other reinsurance, in 2002. The agreement, which calls for First Professionals to cede quota share portions of its written premiums, contains adjustable features including sliding scale ceding commissions and a cap on the amount of losses that may be ceded to the reinsurer, all of which serve to make it what is commonly referred to as a finite-type reinsurance contract. The original agreement also contained a loss corridor on business ceded through March 31, 2003, but it was removed and other modifications were made in connection with the amendment and extension of the agreement discussed below. The effect of these features is to limit the reinsurers' aggregate exposure to loss and reduce the ultimate costs of this reinsurance to First Professionals as the ceding company. These features also have the effect of reducing the amount of protection relative to the quota share amount of premiums ceded by First Professionals. While First Professionals does not receive pro-rata protection relative to the amount of premiums ceded, the amount of reinsurance protection is significant, as determined in accordance with guidance under both GAAP and statutory accounting practices. In addition to ceding a significant portion of our risks to Hannover Re, the agreement also allows us to reduce our financial leverage and to realize immediate reimbursement for our up-front acquisition costs, which, in turn, lessens strain on our capital.

On May 6, 2003, we entered into an amendment to the Hannover Re agreement that, effective April 1, 2003, extends its expiration date to include policies written and renewed through December 31, 2004. The agreement has also been amended to remove the loss corridor on business written and ceded, beginning April 1, 2003, and to reduce the lower end of the sliding scale ceding commission range from 27.5% to 20%. A provision has also been added that will allow First Professionals to reduce the quota share amount of premiums to be ceded under the agreement in 2004. Cancellation provisions have also been added; one that gives First Professionals the option to cancel the agreement on or after January 1, 2004, with 30 days notice, and one that gives Hannover Re the option to cancel the agreement as of the effective date of any decrease in First Professionals' base rate for its MPL insurance policies that exceeds 5%.

NET PREMIUMS EARNED The growth in net premiums earned and related increases in loss costs and other underwriting expenses in 2003 before the Hannover Re agreement were primarily the result of pricing improvements. The year 2003 marks the third consecutive year that First Professionals, APAC and Intermed have implemented significant rate increases. These price improvements also contributed to the increase in net premiums earned, excluding the Hannover Re agreement, in contrast to the significant decline in the number of professional liability policyholders for all companies combined by nearly 3,000, or 18%, to 13,919 as of December 31, 2003 from 16,915 as of December 31, 2002. Of this decline, the sale of the renewal rights to the Interlex legal professional liability book of business in 2002 accounted for approximately 1,800 fewer policies. The remaining declines occurred in non-core states and in Missouri as we freed up capacity, with a view towards using it for First Professionals' core MPL business in Florida. The declines in Missouri were expected as we implemented a very large rate increase in 2003.

Net premiums earned increased 16% to $151.7 million for the year ended December 31, 2002 from $131.1 million for the year ended December 31, 2001. The increase in net premiums earned is due to rate increases that we implemented and growth in the number of policyholders. Net premiums earned on our MPL business increased 23% to $148.6 million for the year ended December 31, 2002 from $120.5 million for the year ended December 31, 2001.

LOSSES AND LAE INCURRED Our loss and LAE ratio for the year ended December 31, 2003 was 90%, a decrease of 2% from 92% for the year ended December 31, 2002. Our loss and LAE ratios before the effects of the Hannover Re agreement were 87% and 89% for 2003 and 2002, respectively. A loss ratio is defined as the ratio of loss and LAE incurred to net premiums earned. The 2% decrease in our loss and LAE ratio for 2003 is smaller than the level of pricing improvements we have made. This is because the significant price increases at our smaller companies, APAC and Intermed, occurred relatively recently and there is a corresponding time lag before the underlying written premiums are earned and the resulting underwriting improvements would be recognized. Intermed experienced higher than expected losses in 2003 and took an 83% rate increase in August 2003. APAC also experienced a smaller, unanticipated increase in its loss experience in 2003. In addition, the overall costs of our ceded excess of loss reinsurance increased in 2003, which also had the effect of reducing net premiums earned and increasing our loss and LAE ratios, accordingly.

The negative effects on the loss and LAE ratios of our smaller companies, however, were offset by the more significant improvements in the loss and LAE costs incurred relative to net premiums earned at First Professionals. In addition to being much larger than Intermed and APAC, First Professionals began implementing significant pricing improvements earlier and has continued to do so over a longer period.

Net losses and LAE incurred increased 9% to $139.6 million for the year ended December 31, 2002 from $128.3 million for the year ended December 31, 2001. Net losses and LAE incurred in 2002 were reduced by an increase in ceded losses and LAE incurred under the Hannover Re agreement of $39.0 million. The increase in net losses and LAE incurred for the year ended December 31, 2002 reflects growth in business, taking into consideration expected loss trends. Our loss ratios for the years ended December 31, 2002 and 2001 were 92% and 98%, respectively. The 6% decrease in the reported loss ratio for the year ended December 31, 2002 is primarily due to a significant prior year reserve charge taken in 2001, which was not necessary in 2002 (-5%), loss expense reduction and productivity (-2%), our exit from our former group A&H business (-1%) and other (-1%); which were partially offset by the effects of the Hannover Re agreement (3%).

SELECTED LOSS AND LAE DATA The increases in net paid losses and LAE during 2003 and 2002 (22% and 7%, respectively) are in line overall with growth in our business in 2002 and 2001, taking into account the time lag inherent in claims processing and differences in reinsurance terms on business written in 2001 and 2000. Adjusted for the effects of these factors, our average net paid losses and overall severity trends were in line with those assumed in our carried reserves. For the years ended December 31, 2002 and 2001, the consolidated number of our professional liability policyholders grew approximately 21% and 29%, respectively. Our loss and LAE reserves, net of reinsurance, also grew by 14% and 6%, respectively, in 2002 and 2001.

The growth in our business in 2002 and 2001 was also the significant factor in the growth in newly reported claims and incidents in 2002 and our total inventory of unpaid professional liability claims and incidents in 2003 and 2002. Newly reported claims and incidents declined slightly in 2003 as we reduced our book of professional liability business in 2003. This decrease was offset to some extent by an acceleration of claims and incidents at First Professional that occurred as a result of the Florida tort reform legislation, which became effective September 15, 2003. As a result, we received approximately 150 to 200 newly reported claims that we believe were accelerated from future periods to meet the new Florida Tort legislation deadline. We have since experienced an offsetting trend in the form of a reduction in newly reported claims.

The number of claims with an indemnity payment ("CWIP") during 2003 also decreased 3% from 2002's CWIP claims. The percentage of CWIP to all closed claims for 2003 was 13%, or 1 percentage point higher than the 2002 CWIP percentage of 12%. Our 2003 and 2002 CWIP percentages are significantly lower than 2001's CWIP percentage of 18%. This significant improvement is largely the result of claims management initiatives implemented beginning in 2001, and the implementation of more restrictive underwriting and risk selection criteria. The average net paid loss per indemnity claim closed with payment increased 16% in 2003, which although higher than our assumed loss trend, can be attributed to the effects of the annual aggregate deductibles under our 2000 and 2001 excess of loss reinsurance treaties and the impact of now retaining a portion of our excess of loss reinsurance as a result of the Gerling commutation. It should also be noted that all of our loss and LAE data presented above is calendar year information and, thus can fluctuate above and below the long-term coverage year assumptions used in estimating our loss and LAE reserves from period to period.

OTHER UNDERWRITING EXPENSES Our other underwriting expenses were $11.2 million, or 41% lower in 2003 than 2002. The ceding commission under the Hannover Re agreement, which is a credit to other underwriting expenses, increased $9.8 million from $13.2 million in 2002 to $23.1 million in 2003. Other underwriting expenses, excluding the effects of the Hannover Re agreement, increased $1.4 million, or 4%. This increase compares favorably with the corresponding increase in net premiums earned and is indicative of an overall gain in productivity. The ratio of other underwriting expenses to net premiums earned before the effects of the Hannover Re agreement decreased from 16% to 15%.

Other underwriting expenses decreased 26% to $19.2 million for the year ended December 31, 2002 from $25.9 million for the year ended December 31, 2001. The decline in other underwriting expenses is attributable to ceding commissions recognized under the terms of the Hannover Re agreement in the amount of $13.2 million. In addition, First Professionals, our largest insurance subsidiary, performed a study of its 2001 expenses incurred in the administration of claims and based on the results of this study, decreased the amount of expenses allocated to LAE in 2002.

INVESTMENT RESULTS

NET INVESTMENT INCOME Our net investment income declined 12% to $18.4 million for the year ended December 31, 2003 from $21.0 million for the year ended December 31, 2002. These declines in our net investment income are primarily the result of the prolonged status of prevailing interest rates at historically low levels. As a result, we continue to invest current funds primarily in fixed income securities with shorter maturities and durations and maintain significant short-term invested cash. While these holdings reduce our exposure to losses should the interest environment change and rates begin to rise, they also produce lower current income.

Net investment income declined 9% to $20.8 million for the year ended December 31, 2002 from $22.9 million for the year ended December 31, 2001. The decline in net investment income was primarily due to lower prevailing interest rates and reduced yields on fixed income investments, beginning in the second half of 2001. We also continued to hold significant funds in short-term invested cash in anticipation of possible improvements in fixed income rates rather than committing those funds to longer-term investments at historically low yields. The effects of historically low yields have been offset at least to some extent by growth in cash and invested assets.

REALIZED INVESTMENT GAINS AND LOSSES We realized gains of $11.2 million and losses of $4.1 million on investment securities sold during the year 2003, resulting in net realized investment gains on sales of debt and equity securities of $7.1 million for the year ended December 31, 2003. We also realized gains of $0.2 million on the sale of real estate during the first quarter of 2003.

Also included in 2003 net realized gains and losses were charges of $5.3 million for other-than-temporary impairments ("OTTI") of two private equity holdings. Included in the OTTI charge was $4.5 million related to our investment in American Professional Assurance, Ltd. ("APAL"). Plans were put into place during the second quarter of 2003 to transition management of our APAC insurance subsidiary to First Professionals and to non-renew our existing management agreement with APA Management, Inc. ("APAM") and our 25% quota share reinsurance agreements with APAL effective December 31, 2003. The 25% quota share reinsurance agreements with APAL comprise a significant component of its revenues. In addition to this anticipated decline in future revenues, APAL reported net losses and declines in shareholder's equity in its most recent financial statements provided to FPIC during the second quarter of 2003.

Net realized investment gains increased 228% to $4.7 million for the year ended December 31, 2002 from $1.4 million for the year ended December 31, 2001. Certain securities may be liquidated from time to time in order to reposition the portfolio or to take advantage of current market and economic conditions, which result in realized investment gains or losses. However our investment strategy remains focused on high quality, fixed income securities held for the long-term. The increase in net realized investment gains in 2002 is a reflection of this strategy.

UNREALIZED INVESTMENT GAINS AND LOSSES As of December 31, 2003, our consolidated investment portfolios of bonds and U.S. Government securities and equity securities had net unrealized gains of $6.5 million (comprised of gross unrealized gains of $9.5 million and gross unrealized losses of $3.0 million.) As of December 31, 2002, our consolidated investment portfolios of bonds and U.S. Government securities and equity securities had net unrealized gains of $11.8 million (comprised of gross unrealized gains of $13.3 million and gross unrealized losses of $1.5 million.)

OTHER – FINANCE CHARGES AND OTHER INCOME, INTEREST EXPENSE, OTHER EXPENSES AND INCOME TAX EXPENSES

FINANCE CHARGES AND OTHER INCOME Finance charges and other income decreased 24% to $0.9 million for the year ended December 31, 2003 from $1.3 million for the year ended December 31, 2002. Finance charges and other income increased 71% to $1.3 million for the year ended December 31, 2002 from $0.7 million for the year ended December 31, 2001. The fluctuation of finance changes and other income related to the inclusion of $0.4 million received as a result of the sale of the renewal rights on Interlex's LPL business during 2002.

INTEREST EXPENSE ON DEBT The increase in interest expense on debt for the year 2003 as compared with 2002 is primarily due to charges of $2.5 million included in 2003 expense to unwind swap agreements associated with the pay down and retirement of our former bank credit facility. This was offset by the lower total borrowing costs, as compared with the former bank credit facility, of FPIC's newly issued junior subordinated debentures and unsecured senior notes and the recapture of the amortization of unrealized losses of previous interest rate swap agreements.

The increase in other expenses in 2003 is due to growth of the funds withheld by us under the Hannover Re agreement and the corresponding finance cost in the form of interest credited to Hannover Re on those funds of $4.5 million and $1.1 million for the year ended December 31, 2003 and 2002, respectively. Other expenses increased 49% to $1.6 million for the year ended December 31, 2002 from $1.1 million for the year ended December 31, 2001. The increase in other expenses is due to the interest related to the Hannover Re agreement, partially offset by a decline in amortization expense due to our adoption of FAS 142. In accordance with FAS 142, we ceased the amortization of goodwill and indefinite lived intangible assets during the first quarter of 2002.

The decrease in income tax expense for the year ended December 31, 2003 is primarily due to the decrease in income before income taxes and cumulative effect of accounting change when compared with the prior year and additional tax expense recognized in 2002 associated with the examination of FPIC's 1998 and 1999 Federal income tax returns by the Internal Revenue Service.

Income tax expense increased to $4.3 million for the year ended December 31, 2002 from an income tax benefit of $4.4 million for the year ended December 31, 2001. Income tax expense in 2002 increased primarily as a result of an increase in pre-tax income when compared with 2001. We recognized an income tax benefit in 2001 because our permanent differences, primarily tax-exempt interest, were greater than our pre-tax income. The effect of these permanent differences was proportionately less when compared with pre-tax income in 2002, resulting in tax expense at an effective rate of 37%. In 2001, we also engaged outside investment managers and began re-positioning investments including the re-positioning of investments in tax-exempt municipal securities to investments in taxable securities.

RESULTS OF OPERATIONS – RECIPROCAL MANAGEMENT SEGMENT

Our reciprocal management segment is made up of AFP, our New York subsidiary, and its two wholly owned subsidiaries, FPIC Intermediaries and Group Data. AFP acts as administrator and attorney-in-fact for PRI, the second largest medical professional liability insurer for physicians in the state of New York. FPIC Intermediaries acts as a reinsurance broker and intermediary in the placement of reinsurance for PRI and FPIC. Group Data acts as a broker in the placement of annuities for structured settlements. The segment also includes the business of PMA, an 80% owned subsidiary (70% owned prior to January 1, 2003.) PMA provides brokerage and administration services to PRI for professional liability insurance programs. PRI owns 10% of PMA. Additional information about our management agreement and other business with PRI appears in the preceding section of this MD&A, Business with PRI. Financial and selected other data for the reciprocal management segment for the years ended December 31, 2003, 2002, and 2001 is summarized in the table below. Dollar amounts are in thousands.

RECIPROCAL MANAGEMENT SEGMENT RESULTS AND SELECTED OTHER INFORMATION

(DOLLAR AMOUNTS ARE IN THOUSANDS)	2003	PERCENTAGE CHANGE	2002	PERCENTAGE CHANGE	2001
Claims administration and management fees	$ 26,582	9%	24,341	6%	22,959
Net investment income	116	-18%	141	-59%	344
Commission income	5,496	47%	3,732	50%	2,483
Other income	94	13%	83	-79%	399
Intersegment revenue	4,316	28%	3,381	9%	3,111
Total revenues	36,604	16%	31,678	8%	29,296
Claims administration and management expenses	19,687	4%	18,940	3%	18,420
Other expenses	213	-14%	248	-89%	2,172
Intersegment expense	1,554	-1%	1,577	4%	1,518
Total expenses	21,454	3%	20,765	-6%	22,110
Income from operations before income taxes and cumulative effect of accounting change	15,150	39%	10,913	52%	7,186
Less: Income tax expense	5,971	39%	4,309	52%	2,838
Income before cumulative effect of accounting change	9,179	39%	6,604	52%	4,348
Less: Cumulative effect of accounting change	—	-100%	24,363	100%	—
Net income (loss)	$ 9,179	152%	(17,759)	-508%	4,348
Selected Reciprocal Management Segment Information:					
Reciprocal premiums written under management	$205,557	10%	186,924	4%	180,539
Reciprocal statutory assets under management	$860,463	5%	821,396	-2%	834,138
Professional liability policyholders under management	11,149	6%	10,547	6%	9,950

RECIPROCAL MANAGEMENT OVERVIEW

The increase in reciprocal management income before cumulative effect of accounting change during the year ended December 31, 2003 was primarily due to higher management fees, commission income and intersegment revenues. The growth in these revenues was the result of growth in 2003 of premiums written at PRI and higher ceded premiums at PRI and our insurance companies, which are co-brokered by FPIC Intermediaries. Intersegment revenues and expenses primarily relate to commission income from First Professionals for the placement of reinsurance and the management of the Pennsylvania fronting program; and the holding company's overhead allocation, respectively. These amounts are eliminated in the consolidated financial statements.

Reciprocal management income before cumulative effect of accounting change increased during the year ended December 31, 2002, primarily due to higher management fees and commission income. The growth in these revenues was the result of growth in 2002 of premiums written at PRI and higher ceded premiums at PRI and our insurance companies, which are co-brokered by FPIC Intermediaries. Also contributing to the higher 2002 income before cumulative effect of accounting change were lower total expenses due to ceasing the amortization of goodwill, previously recognized in other expenses, in accordance with the adoption of FAS 142 during the first quarter of 2002.

The reciprocal management segment recorded a transitional impairment charge of $24.4 million, after income taxes, during the first quarter of 2002, as a result of the adoption of FAS 142. This transitional impairment charge is accounted for as a cumulative effect of accounting change. The non-cash transitional impairment charge primarily reflects certain intangibles and synergies, which, in our opinion, are opportunistic in nature and carry a significant degree of uncertainty; therefore, we treated these intangibles conservatively in the valuation required by FAS 142.

RECIPROCAL MANAGEMENT REVENUES

Management fees earned by AFP are classified with claims administration and management fees in our statements of income. They are comprised entirely of management fees from PRI and the increase for the years ended December 31, 2003 and 2002 are due to the corresponding increase in the direct premiums written by PRI. In accordance with the management agreement between AFP and PRI, AFP receives a management fee equal to 13% of PRI's direct premiums written, with an adjustment for expected return premiums.

Effective January 1, 2002, AFP and PRI amended the management agreement, including the elimination of the sharing by AFP of 10% of PRI's statutory net income or loss, which accounts for the decline in other income. The amendment was approved by the New York State Insurance Department. AFP also agreed to pay 6% annual interest on the 10% profit share amounts already earned and collected under the original agreement for 1999, 2000 and 2001, while those years remain open for possible future re-determination and adjustment, if any. Additional information about our management agreement with PRI appears in the preceding section of this MD&A, Business with PRI.

The increase in commission income for the years ended December 31, 2003 and 2002 is primarily due to increases in co-brokerage commissions earned by FPIC Intermediaries from third party reinsurers for the placement of reinsurance and by PMA based on growth in the insurance program it manages for PRI in Pennsylvania. FPIC Intermediaries' brokerage commissions are determined as a percentage of reinsurance premiums ceded and have increased significantly as the underlying ceded premiums have grown at both our insurance subsidiaries and PRI, for which FPIC Intermediaries participates in the placement of reinsurance. In addition, commission income of approximately $0.5 million was recognized in 2002 as a result of a brokerage fee earned from Hannover Re related to the placement of our net account quota share reinsurance agreement. Additional information about FPIC Intermediaries and its business with PRI appears in the preceding section of this MD&A, Business with PRI.

The increase in intersegment revenues in 2003 was driven by an increase in reinsurance rates that increased the commissions earned on reinsurance treaties brokered for First Professionals.

RECIPROCAL MANAGEMENT EXPENSES

The increase reported in reciprocal management expenses for the year ended December 31, 2003 is due to the combination of an increase in operating expenses at AFP to manage growth at PRI and an increase in operating and commission expenses at PMA associated with an increase in premiums written and placed on behalf of PRI.

The increase in reciprocal management expenses for the year ended December 31, 2002 is due to an increase in operating expenses incurred to manage the growth in business at PRI, offset partially by a decline in risk management department expenses when compared to the year ended December 31, 2001. As described above, the management agreement between AFP and PRI was amended in 2002. As part of the amended agreement, PRI is to reimburse AFP for 50% of risk management department expenses. Additional information about our management agreement with PRI appears in the preceding section of this MD&A, Business with PRI.

RESULTS OF OPERATIONS – THIRD PARTY ADMINISTRATION ("TPA") SEGMENT

Our TPA segment represents the business of our subsidiary EMI. Financial and selected other data for our TPA segment for the years ended December 31, 2003, 2002, and 2001 is summarized in the table below. Dollar amounts are in thousands.

TPA SEGMENT RESULTS AND SELECTED OTHER INFORMATION

(Dollar amounts are in thousands)	2003	PERCENTAGE CHANGE	2002	PERCENTAGE CHANGE	2001
Claims administration and management fees	$ 14,313	13%	12,693	1%	12,545
Net investment income	13	-70%	43	-73%	159
Commission income	2,162	-13%	2,475	-1%	2,503
Net realized investment losses	—	100%	—	100%	—
Other income	1	-88%	8	-78%	36
Intersegment revenue	25	-70%	83	-89%	741
Total revenues	16,514	8%	15,302	-4%	15,984
Claims administration and management expenses	14,411	3%	13,958	-6%	14,784
Other expenses	—	100%	—	-100%	1,327
Intersegment expense	462	-44%	824	11%	741
Total expenses	14,873	1%	14,782	-12%	16,852
Income (loss) from operations before income taxes and cumulative effect of accounting change	1,641	216%	520	160%	(868)
Less: Income tax expense (benefit)	711	240%	209	170%	(297)
Income (loss) before cumulative effect of accounting change	930	199%	311	154%	(571)
Less: Cumulative effect of accounting change	—	-100%	5,215	100%	—
Net income (loss)	$ 930	119%	(4,904)	-759%	(571)
Selected TPA Segment Information:					
Covered lives under employee benefit programs	106,927	-2%	109,171	31%	83,637
Covered lives under workers' compensation programs	38,400	1%	38,100	1%	37,700

TPA OVERVIEW

Our TPA segment's income before cumulative effect of accounting change increased during the year ended December 31, 2003, primarily due to higher claims administration fees and improved operating margins. Growth in the number of covered members serviced by the ambulance service organization to which we provide administrative services along with cost savings and productivity initiatives helped improve our margins in 2003.

TPA income before cumulative effect of accounting change increased during the year ended December 31, 2002, primarily due to improved operating margins and lower total expenses. Operating margins improved through a combination of cost saving and productivity initiatives and pricing improvements. Total expenses for the year ended December 31, 2002 decreased primarily due to ceasing the amortization of goodwill, previously recognized in other expenses, in accordance with the adoption of FAS 142 during the first quarter of 2002. The TPA segment recorded a transitional impairment charge of $5.2 million, after income taxes, during the first quarter of 2002, as a result of the adoption of FAS 142. This transitional impairment charge is accounted for as a cumulative effect of accounting change. The non-cash transitional impairment charge primarily reflects changes in market conditions and an increase in competition in recent years in the markets served by the TPA segment.

TPA REVENUES

Claims administration fees earned by EMI are classified with claims administration and management fees in our consolidated statements of income. The increase in claims administration fees in 2003 is primarily due to an increase in the number of members serviced by the ambulance service organization to which we provide administrative services and to a lesser extent, improvements in pricing.

The decline in commission income earned for the period ended December 31, 2003 is the result of a change in contract terms with a major client. The contract was changed from receiving commission income based on a percentage of premiums to a fixed fee for service basis.

Our results of operations for the period ended December 31, 2001 include our Albuquerque TPA division, which was disposed of in December 2001. Excluding the effect of the Albuquerque TPA division, claims administration and management fees and claims administration and management expenses increased $2.7 million and $2.3 million, respectively for the year ended December 31, 2002, when compared with the year ended December 31, 2001. These increases reflect the revenues and costs incurred as a result of growth in new business.

TPA EXPENSES

The lower increase in claims administration and management expenses for the year ended December 31, 2003 when compared with the increase in claims administration and management fees for the same period in 2002 is the result of certain expense saving initiatives and productivity improvements achieved by servicing growth in covered lives with our existing personnel and service platforms. These initiatives and others have also accounted for the improved margins in 2003 versus 2002.

Other expenses for the year ended December 31, 2003 decreased primarily due to ceasing the amortization of goodwill in accordance with the adoption of FAS 142, as described above. In addition, the year 2001 results include a restructuring charge of approximately $0.6 million, before income taxes, in connection with the disposition of the Brokerage Services, Inc. division of EMI in Albuquerque, New Mexico, which did not recur in 2002. We sold the division's assets and cancelled its service agreements with self-insured customers. Certain other contracts were retained and are serviced by our Jacksonville, Florida division. The 2001 restructuring activity was a continuation of our consolidation of the TPA operations and concluded the restructuring activities of the Albuquerque division that began during 2000.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL POSITION: DECEMBER 31, 2003 COMPARED TO DECEMBER 31, 2002

CASH AND INVESTMENTS Cash and investments increased $84.0 million to $622.7 million as of December 31, 2003 from $538.7 million as of December 31, 2002. The increase in cash and investments is primarily due to growth in insurance premiums and the cash received from the commutation of reinsurance formerly placed with Gerling, which helped generate net operating cash flows of $89.9 million for the year ended December 31, 2003.

Other invested assets declined $6.0 million to $4.8 million as of December 31, 2003 from $10.8 million as of December 31, 2002. We sold our investment in American Physicians Insurance Services, Inc. ("APS") to its majority shareholder for approximately $2.05 million and recognized a small gain on the transaction (less than $0.1 million). We also recognized other than temporary impairments on two privately held investments totaling $5.3 million in 2003. One of these was our 9.8% investment in APAL, which we wrote down by $4.5 million to $0.8 million in 2003. Partially offsetting the decline were investments in three wholly owned trusts of approximately $1.1 million, in aggregate, established for the sole purpose of issuing our trust preferred securities.

INSURANCE ASSETS (PREMIUM RECEIVABLES, REINSURANCE RECOVERABLE, CEDED UNEARNED PREMIUMS, AND DEFERRED POLICY ACQUISITION COSTS) Insurance assets, including premiums receivable, reinsurance recoverable and related assets, increased as a group as of December 31, 2003 when compared with December 31, 2002. The growth in our insurance assets is primarily the result of continued growth in the insurance premiums of our core MPL business during 2003.

Due from reinsurers on unpaid losses increased $107.6 million to $275.8 million as of December 31, 2003 from $168.2 million as of December 31, 2002. Approximately $64.9 million of the increase is due from reinsurers on unpaid losses is attributable to reserves ceded under the Hannover Re agreement during the year 2003. Of the remaining increase, approximately $34.0 million represents the growth in reinsurance recoverable under our primary excess of loss reinsurance program covering our core business.

In keeping with our growth management strategy, we have exited all but one remaining fronting program as of December 31, 2003 or prior. Therefore, we expect the insurance assets and liabilities associated with former fronting programs to level off and begin to decline in the future.

COMMUTATION OF GERLING GLOBAL REINSURANCE In the fourth quarter of 2003, we successfully negotiated and completed the commutation of reinsurance formerly placed with Gerling. Gerling ceased writing and renewing business voluntarily in the United States during 2002 and we replaced Gerling's participation in our reinsurance programs beginning in 2003.

A.M. Best downgraded Gerling several times during 2003 and ultimately ceased assigning them a rating.

Under the terms of the commutation, we received $23.5 million in exchange for a complete release of Gerling from their reinsurance obligations to us under our 2002, 2001 and 2000 primary excess of loss reinsurance programs, in which Gerling participated at 20%, 20% and 15%, respectively, and its assumption of non-standard risks under a small special facultative reinsurance program. The related assets for amounts due from Gerling on reinsured unpaid losses and ceded unearned premiums were eliminated and the remaining funds received were accounted for as an increase in our loss and LAE reserves in the form of bulk reserves. No gain or loss was recognized on the transaction. This transaction resulted in a reduction from the amounts due from reinsurers on unpaid losses, offsetting some of the growth in this asset for 2003.

DEFERRED TAXES Our net deferred tax asset ("DTA") remained level as of December 31, 2003 when compared with December 31, 2002. Increases in our net DTA resulting from growth in our business and the related additional discounting of loss and LAE reserves, the 20% reduction in unearned premiums, and other temporary differences that generate DTAs, were essentially offset by the continued amortization of tax deductible goodwill, for which a DTA is realized and reduced annually.

INSURANCE LIABILITIES (LIABILITY FOR LOSSES AND LAE, UNEARNED PREMIUMS, REINSURANCE PAYABLE AND PAID IN ADVANCE PREMIUMS) The increases in our insurance liabilities as of December 31, 2003, including the liability for losses and LAE, unearned premiums and reinsurance payable are attributable to growth in our core MPL insurance business.

We conducted in-house actuarial studies of our loss and LAE reserves as of December 31, 2003 and also during the third quarter using data as of June 30, 2003. The results of our most recent actuarial study and review confirm that our aggregate loss and LAE reserves as of December 31, 2003, are adequate.

The implied range of reasonable loss and LAE reserves, net of reinsurance, estimated by FPIC as of December 31, 2003, was $276.4 million to $321.2 million. Our consolidated loss and LAE reserves, net of reinsurance, were $298.8 million in aggregate as of December 31, 2003, which represents management's best estimate and was approximately equal to our in-house actuary's point estimate within his range. Our independent actuary has also tested the loss and LAE reserves of each of our individual insurance subsidiaries as of December 31, 2003 and has issued his reports thereon, which have been filed with the Florida and Missouri insurance departments.

One item of note was the acceleration of claims (estimated at approximately 150 to 200 claims) at First Professionals as a result of tort reform legislation adopted in Florida, which had the effect of increasing the actuarial point estimate as of December 31, 2003. For additional information about these 2003 developments, please refer to the applicable preceding insurance segment sections of the MD&A, Insurance Underwriting Results (Premiums, Losses and LAE, and Underwriting Expenses), Losses and LAE Incurred and Selected Loss and LAE Data.

Approximately $58.2 million of the increase in reinsurance payable for the year ended December 31, 2003 was the result of business ceded under the Hannover Re net account quota share agreement. This increase in reinsurance payable was partially offset by the payment of premiums due under FPIC's primary reinsurance agreement.

LONG TERM DEBT During 2003, we completed the placement of $10.0 million in senior notes and created three trusts that issued 30-year trust preferred securities for which the proceeds from such issuances together with cash previously contributed to the trusts were used to purchase junior subordinated debentures from FPIC totaling $36.1 million. We used the proceeds along with other internally generated funds to retire our bank term loan and revolving credit facility, make a capital contribution to our insurance operations and unwind hedge agreements related to the revolving credit facility and term loan. The new securities issued mature in 30 years and are described more fully under the section, Liquidity and Capital Resources, below.

OTHER ASSETS AND LIABILITIES The significant decreases in other assets and accrued expenses and other liabilities of approximately $38.2 million and $37.9 million, respectively, as of December 31, 2003, are primarily attributable to purchase and sale transactions involving investment securities, which were entered into prior to December 31, 2002, but for which settlements occurred in January 2003. We did not have similar investment transactions at the end of 2003.

SHAREHOLDER EQUITY Our shareholders' equity increased $20.8 million to $186.7 million as of December 31, 2003 from $165.9 million as of December 31, 2002. Our book value per share increased 8% to $19.10 from $17.67. Net income contributed $16.6 million to the growth in our shareholders' equity, while accumulated other comprehensive income ("OCI") declined approximately $1.2 million. The decline in accumulated OCI as of December 31, 2003 versus December 31, 2002, was caused by an increase in prevailing market interest rates on fixed income securities, offset by the elimination of unrealized losses of $1.5 million resulting from the termination interest rate swaps associated with our prior bank term loan and revolving credit facility, and the corresponding decrease in the unrealized gains on our investment securities, which are included in accumulated OCI, net of income tax effects. The remaining increase of $5.4 million was due to the exercise of stock options by directors and employees during 2003 and the associated payments made to FPIC upon exercise of these options.

Refer to the applicable section in Liquidity and Capital Resources for information about the restricted net assets of our insurance subsidiaries.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

FPIC has various contractual obligations, which are recorded as liabilities in our consolidated financial statements. FPIC also has items that represent contractual obligations, commitments and contingent liabilities that are not recorded on its balance sheet or that are considered to possess off-balance sheet risks beyond their respective amounts otherwise reflected in the balance sheet. These include: (1) derivative financial instruments, which are used to hedge interest rate risk, (2) guarantees by us of trust preferred securities issued by separately created, unconsolidated trusts, (3) a contingent liability under an amendment made to AFP's management agreement with PRI, effective January 1, 2002, and (4) an irrevocable letter of credit issued in favor of the lessor under an operating lease.

FPIC uses interest rate collars as a hedge to maintain the total borrowing costs of its long term debt (interest expense on the debt instruments, plus or minus cash flows under the interest rate collar instruments) to within specified ranges. FPIC's all in borrowing costs on long term debt combined with the corresponding cash flows under the related interest rate collars can fluctuate between $2.3 million to $3.8 million annually, until such time as the interest rate collars expire. The interest rate collars are set to expire on dates corresponding with the first dates under the respective long-term debt agreements at which they can be retired by us at our option, which is five years from the date of issue in each case.

FPIC also had interest rate swaps in effect as hedging instruments for the adjustable rate interest obligations under its former bank credit facility. During 2003, the bank credit facility was retired and the related remaining portions of the interest rate swap agreements were settled. As a result, charges of approximately $2.5 million in aggregate were recognized in 2003, of which $0.9 million was recognized in the fourth quarter of 2003.

See Note 14, Derivative Financial Instruments, to the consolidated financial statements for additional disclosures about FPIC's derivative financial instruments.

FPIC guarantees the floating rate interest and principal obligations under the trust preferred securities issued by its separately created, unconsolidated trusts, which have been established solely for the purpose of issuing the securities. The total principal balance of these trust preferred securities was $35 million as of December 31, 2003. FPIC also carries corresponding junior subordinated debentures on its balance sheet, which debentures were issued to these trusts in exchange for the proceeds raised by the trusts upon their respective issuances of the trust preferred securities. The junior subordinated debentures of FPIC are comprised of the same maturities, floating interest rates and other applicable terms and are the instruments by which FPIC funds the related interest and principal obligations of the unconsolidated trusts. See Note 13, Long Term Debt, Revolving Credit Facility and Term Loan, to the consolidated financial statements for additional disclosures about FPIC's trusts and junior subordinated debentures.

AFP has a 10-year management agreement with PRI, under which it receives a management fee annually equal to 13% of PRI's direct premiums written. The current term of the management agreement runs through December 31, 2008. Under the terms of the management agreement, AFP receives this fee in exchange for performing services necessary to conduct and manage the entire operation of PRI. The agreement was amended by AFP and PRI to remove the sharing by AFP of 10% of PRI's statutory net income or loss, effective January 1, 2002. With regard to profit sharing amounts already earned and collected, AFP has agreed to hold the years 1999, 2000 and 2001 open for re-determination and possible adjustment for a period of five years each (expiring 2004, 2005 and 2006, respectively.) Such adjustments would be based primarily on development of and related adjustments, if any, to loss and LAE reserves for those years. AFP has earned and collected profit sharing amounts under the original agreement totaling $3.6 million for the three years ended December 31, 2001. As of December 31, 2003, and based on PRI's operating results, no amounts were payable under this provision of the amended management agreement. See Note 22, Related Party Transactions, to the consolidated financial statements for additional information about the management agreement with PRI.

FPIC has issued an irrevocable letter of credit in the amount of $500,000 as collateral under the operating lease for the building occupied by AFP and PRI in Manhasset, New York. See Note 16, Commitments and Contingencies, to the consolidated financial statements for additional information about this irrevocable letter of credit.

In addition to the above-mentioned letter of credit, FPIC issues irrevocable letters of credit or places assets in trust under its assumed reinsurance contracts with PRI. These assets in trust or letters of credit serve as collateral to corresponding insurance liabilities recorded on our balance sheet and are not considered to be off-balance sheet obligations.

In addition, FPIC is contractually committed to make certain minimum lease payments for the use of property under operating and capital lease agreements.

The following table summarizes our significant contractual obligations and commitments as of December 31, 2003 and the future periods in which such obligations are expected to be settled in cash. In addition, the table reflects the timing of principal payments on outstanding borrowings. Additional information regarding these obligations is provided in Note 13, Long Term Debt, Revolving Credit Facility and Term Loan and Note 16, Commitments and Contingencies to the consolidated financial statements. The table below does not include contractual obligations with respect to our employee benefit plans, which are described more fully in Note 19, Employee Benefit Plans to the consolidated financial statements.

	PAYMENT DUE BY PERIOD				
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN ONE YEAR	ONE TO THREE YEARS	THREE TO FIVE YEARS	MORE THAN FIVE YEARS
Long term debt obligations	$ 46,083	—	—	—	46,083
Capital lease obligations	—	—	—	—	—
Operating lease obligations	12,627	2,608	4,637	3,722	1,660
Purchase obligations	1,279	1,269	10	—	—
Other long term liabilities	1,805	361	722	722	—
Total	$ 61,794	4,238	5,369	4,444	47,743

STOCK REPURCHASE PLANS

Under our stock repurchase program, we may repurchase shares at such times, and in such amounts, as management deems appropriate. We did not repurchase any shares during the year 2003 and a total of 365,500 shares remain available to be repurchased under the program. On November 10, 2003, we repaid the remaining outstanding balance of our revolving credit facility and retired the credit facility. We are therefore no longer subject to the credit facility's covenants and restrictions, including the previous restrictions on stock repurchases. However, under certain circumstances, limitations are placed on FPIC's ability to purchase its capital stock by the terms of agreements relating to its junior subordinated debentures. For information regarding these limitations, refer to Note 13, Long Term Debt, Revolving Credit Facility and Term Loan to the consolidated financial statements. For additional information, see also the discussion of Liquidity and Capital Resources, below.

LIQUIDITY AND CAPITAL RESOURCES

The payment of losses and LAE, insurance operating expenses (including reinsurance costs), claims administration and management expenses, non-insurance operating expenses, interest expense and income taxes in the ordinary course of business and the repayment of debt and assignment of collateral are the principal needs for our liquid funds. The principal sources of cash from our operations to meet our on-going liquidity requirements are the premiums collected for the insurance sold by our insurance subsidiaries, income on the investment of those funds, and claims administration and management fees and reinsurance brokerage and other commission income earned by our non-insurance subsidiaries.

NET CASH PROVIDED BY OPERATING ACTIVITIES Cash provided by operations has been sufficient during each of the three years in the period ended December 31, 2003, to meet our liquidity needs. As reported in the consolidated statement of cash flows, we generated positive net cash from operating activities of $89.9 million, $98.1 million and $33.2 million for the years ended December 31, 2003, 2002 and 2001, respectively. At December 31, 2003, we had cash and cash equivalents of $85.1 million and held fixed maturity debt securities with a fair value of approximately $15.0 million with scheduled maturities during the next twelve months. We believe that our cash and cash equivalents as of December 31, 2003, combined with cash flows from operating activities and the scheduled maturities of investments in 2004, will be sufficient to meet our cash needs for operating purposes for at least the next twelve months.

Our net cash flows from operating activities during the last three years, and in particular, during 2003 and 2002, grew to high levels relative to our historical operating cash flows mainly as the result of unprecedented growth in our insurance business in terms of both increased numbers of MPL policyholders and pricing improvements. As a result of growth management initiatives we have implemented, we do not expect to sustain net cash flows from operating activities at the levels achieved in 2003 and 2002.

A number of factors could cause unexpected changes in liquidity and capital resources available, including but not limited to the following:

i) Unexpected changes in premium revenue due to higher or lower than expected new business or retention of insurance policies in force;
ii) Unexpected changes in the amounts needed to defend and settle claims;
iii) Unexpected changes in operating costs, including new or increased taxes;
iv) Failure of one or more of our reinsurers leading to uncollectible reinsurance recoverables;
v) Possible impairments of our long term investments; and
vi) Unexpected changes in liquidity provided by our reciprocal management and TPA segments.

Furthermore, liquidity and capital risks can come about as the result of the broader business and financial risks facing us including the uncertainties and factors disclosed in the Safe Harbor Disclosure. Many, if not most of these types of uncertainties, could have a corresponding and materially negative effect on our liquidity and capital resources, as well as our financial condition and results of operations. In order to compensate for such risk, we:

(i) Maintain what management considers to be adequate capital and reinsurance;
(ii) Monitor our reserves and regularly perform actuarial reviews of loss and LAE reserves; and
(iii) Attempt to maintain adequate asset diversification and liquidity (by managing our cash flow from operations coupled with the maturities from our fixed income portfolio investments).

LONG TERM DEBT During 2003, we completed the placement of $10.0 million in senior notes and created three trusts that issued 30-year trust preferred securities for which the proceeds from such issuances together with cash previously contributed to the trusts were used to purchase junior subordinated debentures from FPIC totaling $36.1 million. We used the proceeds along with other internally generated funds to retire our bank term loan and revolving credit facility, make a capital contribution to our insurance operations and unwind hedge agreements related to the revolving credit facility and term loan.

We established three wholly owned, but not consolidated, trusts, FPIC Capital Trust I, FPIC Capital Statutory Trust II and FPIC Capital Statutory Trust III for the sole purpose of issuing the trust preferred securities. The proceeds received by the three trusts were used to purchase junior subordinated debentures from FPIC of the same amounts, maturities and other applicable terms and features. The debentures issued by FPIC, which are reported as long term debt in the consolidated statements of financial position, to the three trusts are subordinated to all senior indebtedness, including the senior notes, and are equal in standing to one another.

The securities are uncollateralized and bear a floating interest rate equal to the three-month LIBOR plus a spread ranging from 3.85% to 4.2% (the floating interest rates ranged from 5.01% to 5.37% as of December 31, 2003). The floating interest rate will be adjustable quarterly with changes in the three-month LIBOR, and in the case of the first two offerings, the maximum rate that may be charged under the securities within the first five years is 12.5%. We have also purchased hedging instruments designed to maintain the ultimate floating rate interest cost on all of these securities within a stated range for five years from closing. We have the option to call the trust preferred securities at par or its equivalent beginning five years from closing. The trust preferred securities also contain features that allow us the option, under certain conditions, to defer interest payments for up to 20 quarters and to redeem the securities before the first optional call date in five years. In the case of the potential earlier call date, the redemption or call price payable by us may be different than par. The securities have stated maturities of thirty years and are due in May and October 2033.

Issuance costs for all three offerings in the aggregate amount of approximately $1.4 million were capitalized and will be amortized over their respective stated maturity periods of thirty years. In addition, hedge agreements were purchased that effectively place floors and caps on the three-month LIBOR floating interest of approximately 1.0% to 1.20% and 4.40% to 4.65%, respectively, on notional principal corresponding with the principal amounts of each offering, for 5 years. These instruments will effectively serve to hedge our total floating interest rate borrowing costs under the securities to within a range of 4.85% to 8.6% for five years and until such time that we have the right to call the securities. The initial costs of the hedge instruments acquired for this purpose of $1.1 million, in aggregate, have been capitalized and will be amortized over their respective five year maturity periods.

RETIREMENT OF BANK CREDIT FACILITY The net proceeds from the trust preferred securities and senior notes, the application of liquid collateral previously set aside under the terms of our bank debt, and other internally generated funds were used to fully pay down and ultimately retire our bank credit facility and related interest rate swap agreements in the fourth quarter of 2003.

Among the internally generated funds used were the proceeds from the sale of FPIC's 20% interest in APS. We completed the sale of our investment in APS, at a small gain, to that company's majority shareholder on October 30, 2003, and received the total consideration of $2.05 million in cash. With the repayment and retirement of the bank credit facility, FPIC and its subsidiaries have been released from the corresponding liens on their assets that served as collateral under the bank credit facility and from their respective guarantee agreements. We are also no longer subject to the bank credit facility's covenants and restrictions.

HOLDING COMPANY (FPIC INSURANCE GROUP, INC.) SOURCES OF LIQUIDITY The sources of liquidity to FPIC, the holding company, for the payment of its operating expenses, taxes and debt-related expenses are management fees from First Professionals (and APAC, effective January 1, 2004), overhead allocations to the non-insurance subsidiaries for which FPIC receives reimbursement and dividends from subsidiaries.

FPIC has management agreements with First Professionals and, effective January 1, 2004, APAC, under which it provides substantially all management and administrative services to these subsidiaries. The management agreement with APAC replaces the former management agreement between APAC and APAM, which expired as of December 31, 2003. Under the terms of the agreements, FPIC receives management fees equal to 115% of the costs incurred to manage the two subsidiaries. The additional 15% provision in the First Professionals and APAC management fees is intended to cover overhead, corporate expenses and profit and is eliminated in the consolidated financial statements. In the case of the new agreement with APAC, the total annual management fees are also to be limited to an amount not to exceed those that would have been paid under the terms of its former management agreement with APAM.

DIVIDENDS FROM SUBSIDIARIES Shareholder dividends available from our insurance subsidiaries are subject to certain limitations imposed by Florida and Missouri laws. As of December 31, 2003, the insurance subsidiaries are permitted, within insurance regulatory guidelines, to pay FPIC dividends of approximately $13.4 million during 2004 without prior regulatory approval.

The National Association of Insurance Commissioners has developed risk-based capital ("RBC") measurements for insurers, which have been adopted by the Florida and Missouri Departments of Insurance. RBC measurements provide state regulators with varying levels of authority based on the adequacy of an insurer's adjusted surplus. At December 31, 2003, our insurance subsidiaries maintained adjusted surplus in excess of their required RBC thresholds.

ACCOUNTING PRONOUNCEMENTS

In April 2003, the Financial Accounting Standards Board ("FASB") issued FAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." FAS 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in paragraph 6(b) of FAS 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying derivative to conform it to language used in FASB Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and (4) amends certain other existing pronouncements. FAS 149 became effective for contracts and hedging relationships entered into or modified after June 30, 2003, with certain exceptions. All provisions of FAS 149 are to be applied prospectively. We have reviewed FAS 149 and complied with the reporting requirements therein for the period ended December 31, 2003. Adopting the provisions of FAS 149 did not have a significant impact on our consolidated financial statements.

In May 2003, the FASB issued FAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." FAS 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. The issuer will be required to classify as liabilities three types of freestanding financial instruments, which are: mandatory redeemable financial instruments, obligations to repurchase the issuer's equity shares by transferring assets, and certain obligations to issue a variable number of shares. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We have reviewed FAS 150 and complied with the reporting requirements therein for the period ended December 31, 2003. Adopting the provisions of FAS 150 did not have a significant impact on our consolidated financial statements.

In December 2003, the FASB issued Revised FASB Interpretation No. 46 (FIN 46R or the "Interpretation"), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin ("ARB") No. 51. The primary objective of the Interpretation is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable-interest entities (VIEs). FIN 46R is the guidance that determines (1) whether consolidation is required under the "controlling financial interest" model of ARB No. 51, Consolidated Financial Statements, or (b) other existing authoritative guidance, or, alternatively, (2) whether the variable-interest model under FIN 46R should be used to account for existing and new entities. We have adopted FIN 46R. The result of adoption was the deconsolidation of the three trusts that we created during 2003 in connection with the issuance of trust preferred securities. This resulted in offsetting increases in other assets and long term debt of approximately $1.1 million each.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in market and economic conditions, such as changes in interest rates, spreads among various asset classes, foreign currency exchange rates, and other relevant market rate or price changes. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying assets are traded. The following is a discussion of our primary market risk exposures and how we managed those exposures as of December 31, 2003. Our market risk sensitive instruments are entered into for purposes other than trading.

The fair value of all our investment securities as of December 31, 2003 was approximately $533.4 million. Our investment portfolio was invested primarily in fixed maturity securities, which comprised $528.6 million, or 99%, of the fair value of all our investment securities. The fixed maturity portfolio currently maintains an average Moody's credit quality of AA1/AA+. We invest in securities with investment grade credit ratings, with the intent to minimize credit risks. Approximately 61% of the fixed income portfolio is invested in securities rated AAA or its equivalent by investment rating services, 14% is AA, 16% is A, and 8% is BBB. We purchased collateralized mortgage obligations in the context of our overall investment and asset class allocation strategy and, specifically, to help improve our yields and current income. Approximately 21% of our fixed income portfolio is allocated to the municipal sector in the form of tax-exempt securities. The balance is diversified through investments in treasury, agency, and corporate and mortgage-backed securities.

Generally, we do not invest in derivatives and do not currently use hedging strategies in our investment portfolio. However, we do have investments in hedging instruments designed to maintain the ultimate floating rate interest cost on the mandatorily redeemable trust preferred securities and senior notes within a stated range.

The four market risks that can most directly affect the investment portfolio are changes in U.S. interest rates, credit risks, prepayment risks, and legislative changes, including changes in tax laws that might affect the taxation of our investment securities.

From time to time, discussion arises in the United States Congress relative to changing or modifying the tax-exempt status of municipal securities. We stay abreast of possible legislative acts that could adversely affect the tax-exempt status of municipal securities. At present there are no hedging or other strategies being used to minimize this risk. However, we have also reduced our concentration in tax-exempt municipal securities during 2003 and 2002 relative to tax-exempt holdings in 2001 and prior, as part of our overall investment strategy.

We manage risks associated with the changes in interest rates by attempting to manage the duration of our investments in relation to the duration of our anticipated liabilities (principally claim payments and related defense costs) in such a way so as to minimize the likelihood of having to liquidate investments at a loss before their maturity. Effective duration is a standard measure of interest rate sensitivity that takes into account, among other things, the effect that changing interest rates will have on prepayments and the re-investment of these funds. The effective duration of our consolidated fixed income investment portfolio as of December 31, 2003 was 5.2 years.

The following table summarizes the effects on the estimated fair value of our fixed income portfolio assuming a range of increases and decreases in market interest rates. For purposes of this interest rate analysis, each market interest rate change is assumed to be uniform across the portfolio. As shown in this table, if prevailing market interest rates on investments in debt securities comparable to those we held as of December 31, 2003 were to uniformly increase 100 or 200 basis points, the fair value of our fixed maturity securities would have decreased approximately $27.1 million or $53.1 million, respectively. Dollar amounts are shown in thousands.

	HYPOTHETICAL DECREASE – (200 BPS)	HYPOTHETICAL DECREASE – (100 BPS)	CURRENT MARKET	HYPOTHETICAL INCREASE + 100 BPS	HYPOTHETICAL INCREASE + 200 BPS
Fair Value	$ 586,635	556,853	528,647	501,563	475,584
Fair Value/Reported Value	111%	105%	100%	95%	90%

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the existing level and composition of fixed income security assets, and should not be relied on as indicative of future results.

The following table presents the projected cash flows for our assets and liabilities associated with financial instruments and operating leases. It does not reflect operating cash flows, including investment income and interest expense earned or accrued as expense under these instruments. Thus, the amounts reported as cash flows in the table below for fixed maturities represent par values at maturity date, and exclude investment income and expenses and other cash flows. The fair values of fixed maturities are based upon quoted market prices or dealer quotes for comparable securities. The fair value of the interest rate collars is estimated using quotes from the financial institution that acted as the broker in obtaining them and represents the cash requirement if the existing agreement had been settled at year-end. The projected cash flows of long-term debt and operating leases are estimated to approximate their fair values as of December 31, 2003. Interest expense on debt is excluded from this table as is interest income on investments. However, weighted average interest rates earned on our fixed income securities and interest expense on our long term debt are presented in the last section of the table. Weighted average variable rates are based on implied forward rates.

	PROJECTED CASH FLOWS (IN THOUSANDS)							DECEMBER 31, 2003
	2004	2005	2006	2007	2008	THEREAFTER	TOTAL	FAIR VALUE
ASSETS								
Fixed maturity securities,								
Available for sale	$14,820	18,960	36,979	30,269	46,605	348,632	496,265	528,647
Interest rate collars	$ —	—	—	—	—	—	—	1,051
LIABILITIES								
Long term debt	$ —	—	—	—	—	(46,083)	(46,083)	(46,083)
Operating leases	$ (2,608)	(2,498)	(2,139)	(1,887)	(1,835)	(1,660)	(12,627)	(12,627)
WEIGHTED AVERAGE INTEREST RATE								
Fixed maturity securities	3.95%	5.90%	5.71%	5.18%	4.35%	5.60%		
Interest rate collars	0.00%	0.00%	0.00%	0.00%	0.42%	0.77%		
Long term debt	5.55%	6.52%	7.65%	8.44%	8.95%	9.31%		

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in or disagreements with our accountants on accounting and financial disclosure matters.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
of FPIC Insurance Group, Inc.:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of FPIC Insurance Group, Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 2 and 9 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill following adoption of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets."

PricewaterhouseCoopers LLP

Jacksonville, Florida
March 9, 2004

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

FPIC INSURANCE GROUP, INC.

As of December 31, 2003 and 2002 (in thousands, except common share data)

	2003	2002
ASSETS		
Cash and cash equivalents	$ 85,064	86,589
Bonds and U.S. Government securities, available for sale	528,647	436,970
Equity securities, available for sale	9	6
Other invested assets		
((Includes related party amounts of $788 and $7,398) Note 22)	4,774	10,801
Real estate, net	4,207	4,354
Total cash and investments	622,701	538,720
Premiums receivable, net		
((Includes related party amounts of $8,608 and $7,023) Note 22)	101,262	108,494
Accrued investment income	6,153	5,998
Reinsurance recoverable on paid losses (Notes 12 and 22)	15,950	6,529
Due from reinsurers on unpaid losses and advance premiums		
((Includes related party amounts of $82,474 and $72,256) Note 22)	275,766	168,159
Ceded unearned premiums		
((Includes related party amounts of $16,486 and $17,123) Note 22)	71,435	78,889
Property and equipment, net	5,248	4,334
Deferred policy acquisition costs		
((Includes related party amounts of $3,500 and $3,274) Note 22)	6,209	4,452
Deferred income taxes	34,819	34,653
Prepaid expenses	5,363	1,744
Goodwill	18,870	18,870
Intangible assets	782	1,034
Federal income tax receivable	2,179	—
Other assets (Note 22)	16,393	54,555
Total assets	$ 1,183,130	1,026,431
LIABILITIES AND SHAREHOLDERS' EQUITY		
Losses and loss adjustment expenses ((Includes related party amounts of $20,555 and $17,314) Note 22)	$ 574,529	440,166
Unearned premiums		
((Includes related party amounts of $47,240 and $43,506) Note 22)	177,435	173,421
Reinsurance payable		
((Includes related party amounts of $11,761 and $4,508) Note 22)	138,082	96,470
Paid in advance and unprocessed premiums	11,766	14,060
Long term debt	46,083	—
Revolving credit facility	—	37,000
Term loan	—	10,208
Deferred credit ((Related party) Note 22)	7,729	8,749
Deferred ceding commission	3,126	4,669
Federal income tax payable	—	120
Accrued expenses and other liabilities (Note 22)	37,723	75,655
Total liabilities	996,473	860,518
Commitments and contingencies (Note 16)		
Common stock, $0.10 par value, 50,000,000 shares authorized; 9,770,843 and 9,390,795 shares issued and outstanding at December 31, 2003 and December 31, 2002, respectively	977	939
Additional paid-in capital	43,705	38,322
Accumulated other comprehensive income	4,276	5,525
Retained earnings	137,699	121,127
Total shareholders' equity	186,657	165,913
Total liabilities and shareholders' equity	$ 1,183,130	1,026,431

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

FPIC INSURANCE GROUP, INC.

For the years ended December 31, 2003, 2002 and 2001 (in thousands, except common share data)

	2003	2002	2001
REVENUES			
Net premiums earned (Note 22)	$131,665	151,684	131,058
Claims administration and management fees (Note 22)	40,895	37,034	35,504
Net investment income	18,414	20,977	23,377
Commission income	7,658	6,215	5,048
Net realized investment gains (Note 4)	2,052	4,688	1,429
Finance charges and other income (Note 22)	1,040	1,342	1,166
Total revenues	201,724	221,940	197,582
EXPENSES			
Net losses and loss adjustment expenses (Note 22)	118,974	139,571	128,346
Other underwriting expenses (Note 22)	11,219	19,155	25,883
Claims administration and management expenses	34,098	32,898	33,204
Interest expense on debt (Note 22)	5,886	4,762	4,491
Other expenses (Note 22)	5,658	1,844	4,572
Total expenses	175,835	198,230	196,496
Income from operations before income taxes and cumulative effect of accounting change	25,889	23,710	1,086
Less: Income tax expense (benefit)	9,317	8,834	(1,844)
Income before cumulative effect of accounting change	16,572	14,876	2,930
Less: Cumulative effect of accounting change (net of an $18,784 income tax benefit) (Note 9)	—	29,578	—
Net income (loss)	$ 16,572	(14,702)	2,930
Basic earnings (loss) per common share before cumulative effect of accounting change	$ 1.75	1.58	0.31
Cumulative effect of accounting change	—	(3.15)	—
Basic earnings (loss) per common share	$ 1.75	(1.57)	0.31
Diluted earnings (loss) per common share before cumulative effect of accounting change	$ 1.71	1.58	0.31
Cumulative effect of accounting change	—	(3.14)	—
Diluted earnings (loss) per common share	$ 1.71	(1.56)	0.31
Basic weighted average common shares outstanding	9,483	9,387	9,383
Diluted weighted average common shares outstanding	9,665	9,432	9,468
COMPREHENSIVE INCOME (LOSS)			
Net income (loss)	$ 16,572	(14,702)	2,930
Other comprehensive (loss) income:			
Cumulative effect of accounting change	—	—	124
Minimum pension liability adjustment, net	(140)	—	—
Unrealized holding (losses) gains on debt and equity securities	(4,564)	8,966	1,198
Unrealized holding gains (losses) and amortization on derivative financial instruments	499	(183)	(2,819)
Income tax benefit (expense) related to unrealized gains and losses	1,424	(3,232)	503
Settlement of derivative financial instruments, net	1,532	—	—
Other comprehensive (loss) income	(1,249)	5,551	(994)
Comprehensive income (loss)	$ 15,323	(9,151)	1,936

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FPIC INSURANCE GROUP, INC.

For the years ended December 31, 2003, 2002 and 2001 (in thousands)

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	UNEARNED COMPENSATION	ACCUMULATED OTHER COMPREHENSIVE INCOME	RETAINED EARNINGS	TOTAL
Balances, December 31, 2000	$938	37,827	(105)	968	132,899	172,527
Net income	—	—	—	—	2,930	2,930
Cumulative effect of accounting change (Note 2)	—	—	—	124	—	124
Compensation earned on issuance of stock options	—	—	105	—	—	105
Unrealized gain on debt and equity securities, net	—	—	—	778	—	778
Unrealized loss on derivative financial instruments, net	—	—	—	(1,896)	—	(1,896)
Repurchase of shares, net	(4)	10	—	—	—	6
Balances, December 31, 2001	934	37,837	—	(26)	135,829	174,574
Net loss	—	—	—	—	(14,702)	(14,702)
Unrealized gain on debt and equity securities, net	—	—	—	5,565	—	5,565
Unrealized loss on derivative financial instruments, net	—	—	—	(270)	—	(270)
Amortization of unrealized loss on derivative financial instrument	—	—	—	256	—	256
Issuance of shares	5	433	—	—	—	438
Income tax reductions relating to exercise of stock options	—	52	—	—	—	52
Balances, December 31, 2002	939	38,322	—	5,525	121,127	165,913
Net income	—	—	—	—	16,572	16,572
Minimum pension liability adjustment, net	—	—	—	(140)	—	(140)
Unrealized loss on debt and equity securities, net	—	—	—	(2,835)	—	(2,835)
Unrealized gain on derivative financial instruments, net	—	—	—	486	—	486
Settlement of derivative financial instrument, net	—	—	—	1,532	—	1,532
Amortization of unrealized loss on derivative financial instrument	—	—	—	(292)	—	(292)
Issuance of shares	38	4,385	—	—	—	4,423
Income tax reductions relating to exercise of stock options	—	998	—	—	—	998
Balances, December 31, 2003	$977	43,705	—	4,276	137,699	186,657

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FPIC INSURANCE GROUP, INC.

For the years ended December 31, 2003, 2002 and 2001 (in thousands)

	2003	2002	2001
Cash flows from operating activities:			
Net income (loss)	$ 16,572	(14,702)	2,930
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Cumulative effect of accounting change, net of deferred tax benefit	—	29,578	124
Depreciation, amortization and accretion	3,383	7,960	14,398
Net realized gain on sale of investments	(2,052)	(4,688)	(1,429)
Realized loss (gain) on sale of property and equipment	135	93	(17)
Net (gain) loss from equity investments	(59)	110	511
Bad debt expense	95	668	191
Deferred income tax expense (benefit)	385	844	(973)
Noncash compensation	—	—	105
Other changes in assets and liabilities:			
Premiums receivable, net	7,136	(35,800)	(37,073)
Accrued investment income	(155)	(1,393)	1,327
Reinsurance recoverable on paid losses	(9,421)	776	614
Due from reinsurers on unpaid losses and advance premiums	(107,607)	(87,749)	(22,712)
Ceded unearned premiums	7,454	(38,095)	(30,687)
Deferred policy acquisition costs	(7,764)	(5,403)	(12,292)
Prepaid expenses	(3,619)	(80)	(2)
Federal income taxes	(1,302)	5,443	3,246
Other assets	(102)	(3,155)	(2,698)
Losses and loss adjustment expenses	134,363	121,683	37,188
Unearned premiums	4,014	26,660	46,695
Reinsurance payable	41,612	69,781	20,171
Paid in advance and unprocessed premiums	(2,294)	4,118	3,796
Deferred ceding commission	7,717	10,691	—
Accrued expenses and other liabilities	1,439	10,786	9,829
Net cash provided by operating activities	89,930	98,126	33,242
Cash flows from investing activities:			
Proceeds from sale or maturity of bonds and U.S. Government securities	607,201	313,313	221,596
Purchase of bonds and U.S. Government securities	(696,418)	(395,070)	(182,930)
Proceeds from sale of equity securities	—	—	566
Purchase of equity securities	—	—	(53)
Proceeds from sale of other invested assets	2,598	2,682	477
Purchase of other invested assets	(1,083)	(48)	—
Proceeds from sale of real estate investments	291	—	—
Purchase of real estate investments	(220)	(385)	(112)
Proceeds from sale of property and equipment	3	22	165
Purchase of property and equipment	(3,498)	(1,876)	(2,527)
Net cash (used in) provided by investing activities	(91,126)	(81,362)	37,182
Cash flows from financing activities:			
Receipt of proceeds from issuance of long term debt	46,083	—	—
Receipt of proceeds from revolving credit facility and term loan	—	—	54,500
Payment on revolving credit facility and term loan	(47,208)	(5,833)	(68,677)
Purchase of derivative financial instruments	(1,134)	—	—
Settlement of derivative financial instruments	(2,493)	—	—
Issuance of common stock	4,423	438	238
Buyback of common stock	—	—	(232)
Net cash used in financing activities	(329)	(5,395)	(14,171)
Net (decrease) increase in cash and cash equivalents	(1,525)	11,369	56,253
Cash and cash equivalents at beginning of period	86,589	75,220	18,967
Cash and cash equivalents at end of period	$ 85,064	86,589	75,220
Supplemental disclosure of cash flow activities:			
Interest paid on debt	$ 3,363	4,718	4,190
Federal income taxes paid	$ 9,450	6,293	540
Federal income tax refunds received	$ 346	4,958	3,300

The accompanying notes are an integral part of the consolidated financial statements.

(Dollars in thousands, except per share amounts and elsewhere as noted)

NOTE. 1 ORGANIZATION AND NATURE OF OPERATIONS

FPIC Insurance Group, Inc. ("FPIC") was formed in 1996 in a reorganization of First Professionals Insurance Company, Inc. ("First Professionals," formerly named Florida Physicians Insurance Company, Inc.) and McCreary Corporation ("McCreary"). Under the reorganization plan, First Professionals' shareholders became the shareholders of FPIC. They received five shares of FPIC common stock for each share of their First Professionals' common stock. McCreary also became a subsidiary of FPIC. Effective January 1, 2002, McCreary was merged into its subsidiary, Employers Mutual, Inc. ("EMI"), with EMI continuing as the surviving entity. FPIC and its subsidiaries operate in three business segments: insurance, reciprocal management and third party administration ("TPA"). The following table provides additional information about FPIC, its business segments and subsidiaries.

SEGMENT	NATURE OF BUSINESS, PRODUCTS AND SERVICES AND COMPANIES

INSURANCE	• Specializes in professional liability insurance products and related risk management services for physicians, dentists, and other healthcare providers.
	• FPIC subsidiaries (FPIC, the holding company, is also grouped within the insurance segment.):
	  • First Professionals
	    • The Tenere Group, Inc. ("Tenere")
	      • Intermed Insurance Company ("Intermed")
	      • Interlex Insurance Company ("Interlex")
	      • Insurance Services, Inc.
	      • Trout Insurance Services, Inc.
	  • Anesthesiologists Professional Assurance Company ("APAC")
	  • FPIC Insurance Agency, Inc. ("FPIC Agency")
	• Medical professional liability ("MPL") and legal professional liability ("LPL") insurance is primarily written in Florida and Missouri. FPIC is also licensed to write insurance in Alabama, Arizona, Arkansas, Delaware, Georgia, Illinois, Indiana, Kansas, Kentucky, Maine, Maryland, Michigan, Minnesota, Mississippi, Montana, Nevada, North Carolina, Ohio, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Virginia, Washington and West Virginia.
	• Effective December 1, 2002, Interlex ceased writing LPL Insurance. Interlex sold the renewal rights to its LPL policies to an unrelated insurance organization on October 3, 2002.

RECIPROCAL MANAGEMENT	• Provides management, administrative and brokerage services to Physicians' Reciprocal Insurers ("PRI"), a professional liability insurance reciprocal that conducts business in the state of New York. (PRI is not a subsidiary of FPIC.) Reciprocal management also provides reinsurance brokerage and administrative services to FPIC.
	• FPIC subsidiaries:
	  • Administrators For The Professions, Inc. ("AFP")
	    • FPIC Intermediaries, Inc. ("FPIC Intermediaries")
	    • Group Data Corporation
	  • Professional Medical Administrators, LLC ("PMA") (70% owned by FPIC as of December 31, 2002; effective January 1, 2003, FPIC has an 80% ownership interest in PMA.)

TPA	• Provides administrative and claims management services to self-insured employer groups for group accident and health insurance, workers' compensation insurance and general liability and property insurance plans.
	• FPIC subsidiaries:
	  • EMI
	    • Professional Strategy Options, Inc.
	    • FPIC Services, Inc.

The main sources of revenue for FPIC are dividends, return of capital and management fees from our subsidiaries. The main sources of revenue for the subsidiaries are premiums earned and investment income (insurance segment) and claims administration and management fees and commission income (reciprocal management and TPA segments).

Risks inherent in FPIC's operations include legal/regulatory risk, credit risk, underwriting risk and market risk. These risks are discussed below.

Legal/Regulatory Risk is the risk that changes in the legal or regulatory environment in which FPIC operates will change and reduce revenues or create additional costs or expenses not anticipated in pricing our products. That is, regulatory initiatives designed to reduce FPIC's profits or new legal theories may reduce revenues or create costs for FPIC as compared with those currently reflected in the consolidated financial statements. This risk is concentrated in Florida, Missouri and New York, where FPIC has written or assumed most of the insurance and reinsurance business we have retained for our own account.

Credit Risk is the risk that issuers of securities owned by FPIC will default, or other parties, primarily our insureds and reinsurers that owe FPIC money, will not pay. Financial instruments that potentially expose FPIC to concentrations of credit risk consist of fixed maturity investments, premiums receivable, deposits with reinsurers, and assets carried for reinsurance recoverable related to unpaid losses and LAE and unearned premiums. Reinsurers that are neither authorized nor accredited by applicable state insurance departments ("unauthorized reinsurers") are required to provide collateral in the form of an irrevocable letter of credit or investment securities held in a trust account to collateralize their respective balances due to FPIC.

Underwriting Risk is the risk that actual ultimate losses are higher than the losses we estimated in our decisions regarding pricing and selecting of insured risks. Such criteria are generally based upon the expected loss experience for particular types, classes and geographic locations of the insured risks. Unlike other businesses, we must price and sell our insurance policies before the actual loss costs associated with those policies are known. Therefore, to the extent the actual insurance-related results of an insurer, before consideration of investment income, fail to correspond with the related pricing and/or selection criteria, an underwriting gain or loss occurs.

Market Risk is the risk that a change in interest rates will cause a decrease in the value of FPIC's investments. To the extent that liabilities come due more quickly than assets mature, we would have to sell assets prior to maturity and recognize a gain or loss.

NOTE. 2 SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). These financial statements include the accounts of FPIC and all of our wholly owned and majority owned subsidiaries. Certain other entities in which FPIC has a significant investment are reported on the equity basis. Intercompany transactions and balances have been eliminated in consolidation.

USE OF ESTIMATES Management is responsible for making estimates in the preparation of FPIC's financial statements. These estimates affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates most susceptible to change are those used in determining the liability for losses and loss adjustment expenses ("LAE"). Although these estimates can vary, we believe that the liability for losses and LAE is adequate. However, there can be no assurance that the estimated amounts will not differ from actual results and such differences could be material.

CASH AND CASH EQUIVALENTS For purposes of the consolidated statements of cash flows, FPIC considers cash equivalents to include all demand deposits, overnight investments and instruments with an original maturity of three months or less when acquired.

INVESTMENTS We account for our investments in debt and equity securities under Statement of Financial Accounting Standard No. ("FAS") 115, "Accounting for Certain Investments in Debt and Equity Securities." Under the provisions of FAS 115, FPIC is required to classify investments in debt and equity securities into one of three categories: held-to-maturity, available-for-sale or trading. All of our investments in debt and marketable equity securities are classified as available-for-sale and reported at estimated fair values on the consolidated statements of financial position, with the change in fair values during the period excluded from earnings and recorded net of tax as a component of other comprehensive income. Fair values for debt and marketable equity securities are based on quoted market prices.

Other invested assets include investments in three limited partnerships and a non-controlling interest in a corporation. The carrying values for these investments approximate their fair values. In addition, other invested assets include investments in three wholly owned trusts established for the sole purpose of issuing trust-preferred securities in three separate private offerings. The proceeds received by the trusts were used to purchase junior subordinated debentures from FPIC as discussed in Note 13, Long Term Debt, Revolving Credit Facility and Term Loan.

Income on investments includes the amortization of premium and accretion of discount on the yield-to-maturity method relating to debt securities acquired at other than par value. Realized investment gains and losses are determined on the basis of specific identification. Declines in the fair value of securities considered to be other than temporary, if any, would be recorded as realized losses in the consolidated statements of income.

Real estate investments consist of a building, a condominium unit and developed land. These investments are carried at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the property (exclusive of land, which is non-depreciable), using the straight-line method. Estimated useful lives range from twenty-seven to thirty-nine years. Rental income and expenses are included in net investment income.

We periodically review our real estate investments for impairment and assess whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss is recognized when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded, if any, is calculated by the excess of the assets carrying value over its fair value.

REINSURANCE We record our ceded reinsurance contracts under the provisions of FAS 113, "Accounting and Reporting for Reinsurance on Short-Duration and Long-Duration Contracts." Net premiums written, net premiums earned, losses and LAE and underwriting expenses are reported net of the amounts related to reinsurance ceded to other companies. Amounts recoverable from reinsurers related to the portions of the liability for losses and LAE and unearned premiums ceded to them are reported as assets. Reinsurance assumed from other companies including assumed premiums written and earned, losses and LAE and underwriting expenses (principally ceding commissions) is accounted for in the same manner as direct insurance written.

Reinsurance recoverables include balances due from reinsurance companies for paid and unpaid losses and LAE that will be recovered from reinsurers, based on contracts in force. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve our insurers from their primary obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to FPIC. We evaluate the financial condition of our reinsurers and monitor concentrations of credit risk with respect to the individual reinsurer that participates in our ceded programs to minimize our exposure to significant losses from reinsurer insolvencies. We hold collateral in the form of letters of credit, funds withheld or trust accounts for amounts recoverable from reinsurers that are not designated as authorized reinsurers by the domiciliary Departments of Insurance.

PROPERTY AND EQUIPMENT The cost of property and equipment is depreciated over the estimated useful lives of the related assets ranging from three to fifteen years. Depreciation is computed on the straight-line basis. Leasehold improvements are stated at cost less accumulated amortization and amortized over the shorter of the useful life or the term of the lease. Gains and losses upon asset disposal are taken into income in the year of disposition.

We periodically review our property and equipment for impairment and assess whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss is recognized when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded, if any, is calculated by the excess of the assets carrying value over its fair value.

DEFERRED POLICY ACQUISITION COSTS Deferred policy acquisition costs consist primarily of commissions and premium taxes that are related to the production of new and renewal insurance business. Acquisition costs are deferred and amortized over the period in which the related premium is earned. Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income, including investment

(Dollars in thousands, except per share amounts and elsewhere as noted)

income. If such costs are estimated to be unrecoverable, they are expensed. Commissions and brokerage fee expenses incurred by FPIC's non-insurance businesses are expensed as incurred.

INCOME TAXES FPIC accounts for income taxes in accordance with FAS 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if it is more likely than not that all or some portion of the benefits related to the deferred tax assets will not be realized. We have not established a valuation allowance because we believe it is more likely than not that our deferred tax assets will be fully realized.

GOODWILL AND INTANGIBLE ASSETS FPIC has made acquisitions in the past that have included goodwill and other intangible assets. Under accounting principles in effect through December 31, 2001, these assets were amortized as expense over their estimated useful lives. They were also tested periodically to determine if they were recoverable from operating earnings on an undiscounted basis.

Effective January 1, 2002, we adopted FAS 142, "Goodwill and Other Intangible Assets." In accordance with FAS 142, goodwill and indefinite lived intangible assets are no longer amortized. Instead, they are subject to an annual (or under certain circumstances more frequent) impairment test based on their estimated fair value. Other intangible assets that meet certain criteria continue to be amortized over their useful lives and are also subject to an impairment test based on estimated fair value. We completed the transitional impairment analysis required by FAS 142 during the first quarter 2002 and recorded an impairment charge of $29,578 net of an $18,784 income tax benefit, as the cumulative effect of accounting change. There are many assumptions and estimates underlying the determination of an impairment loss. Another estimate using different, but still reasonable, assumptions could produce a significantly different result. Therefore, additional impairment losses could be recorded in the future.

See Note 9, Goodwill and Note 10, Intangible Assets for a discussion of goodwill and intangible assets.

REVENUE RECOGNITION Premiums are earned and recognized as revenues on a monthly pro rata basis over the terms of our insurance policies. Policy terms do not exceed one year. Unearned premiums represent the portion of written premiums that remain to be earned in future periods. Premiums received in advance of the policy year are recorded as premiums collected in advance in the consolidated statements of financial position.

Claims administration and management fee income is comprised of revenues from the reciprocal management and TPA segments. Management fees of the reciprocal management segment, determined as a percentage of PRI's premiums, are recognized as billed and earned under the contract, which generally corresponds with the reported premiums written of PRI, net of an estimate for premium refunds, for the calendar year. Such management fees are estimated, billed and earned for quarterly reporting purposes based upon semi-annual estimates of the reported premiums written of PRI rather than actual written premiums for a quarter, which may vary significantly from quarter to quarter. This convention is used so that management fees are recognized ratably over the period in relation to the services provided by the reciprocal management segment to PRI. Claims administration and management fees of the TPA segment are subject to contractual arrangements, some of which exceed one year. These revenues are recognized as earned and billed under the terms of these contracts, which generally correspond with the provision of services to customers.

Commission income for both non-insurance segments is associated with the placement of reinsurance with outside reinsurers on behalf of PRI, various TPA customers and in some cases, FPIC, where commissions or brokerage fees related to a transaction are payable by the reinsurer. Commissions and brokerage fees are recognized as revenues at the later of the billing or the effective date as there is not an obligation to perform any services after that date.

LOSSES AND LOSS ADJUSTMENT EXPENSES The liability for losses and LAE is based upon our best estimate of the ultimate cost of settling the claims (including the effects of inflation and other societal and economic factors). The estimated costs of settling claims is generally based upon past experience adjusted for current trends, and any other factors that would modify past experience. These liabilities are not discounted.

We use various actuarial techniques to estimate the liability for losses and LAE, including losses that have been incurred but not reported to us ("IBNR"), where applicable. These techniques generally consist of a statistical analysis of historical experience and are commonly referred to as loss reserve projections. Our estimation process is generally performed by line of business, grouping contracts with like characteristics and policy provisions. Our decisions to use particular projection methods and the results obtained from those methods are evaluated by considering the inherent assumptions underlying the methods and the appropriateness of those assumptions to the circumstances. No single projection method is inherently better than any other in all circumstances. We generally apply multiple methods in determining our actuarial estimates.

Because the ultimate settlement of claims (including IBNR reserves) is subject to future events, no single claim or loss and loss adjustment expense reserve can be considered accurate with certainty. Our analysis of the reasonableness of loss and LAE reserve estimates does include consideration of the amount of potential variability in the estimate.

Amounts attributable to ceded reinsurance derived in estimating the liability for loss and LAE are reclassified as assets in the consolidated statements of financial position as required by FAS 113.

FPIC also has direct and assumed liabilities associated with covered extended reporting endorsements under claims-made MPL policy forms, which provide, at no additional charge, continuing MPL coverage for claims-made insureds in the event of death, disability or retirement ("DD&R reserves"). These DD&R reserves, which possess elements of both loss reserves and pension-type liabilities, are carried within unearned premiums and are estimated using assumptions for mortality, morbidity, retirement, interest and inflation.

The liabilities for losses and LAE, DD&R reserves, and the related estimation methods are continually reviewed and revised to reflect current conditions and trends. The resulting adjustments are reflected in current year net income. While management believes the liabilities for losses and LAE are adequate to cover the ultimate liability, the actual ultimate loss costs may vary from the amounts presently estimated and such differences could be material.

PER SHARE DATA Basic earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per common share are calculated using the combination of dilutive common share equivalents and the weighted average number of common shares outstanding during the period.

ACCOUNTING FOR STOCK-BASED COMPENSATION In December 2002, the Financial Accounting Standards Board ("FASB") issued FAS 148, "Accounting for Stock-Based Compensation, Transition and Disclosure" to provide transition guidance for a voluntary change to the fair value based method of accounting for stock-based employee compensation and to amend the disclosure requirements of FAS 123 "Accounting for Stock-Based Compensation" for both annual and interim financial statements. FAS 148 requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. The transition and annual disclosure requirements of FAS 148 were effective for fiscal years ended after December 15, 2002. The interim disclosure requirements of FAS 148 are effective for interim periods beginning after December 15, 2002. The adoption of the provisions of FAS 148 did not have an impact on FPIC's consolidated financial statements; however, we have modified the disclosures as provided for in the new standard.

FPIC elected to adopt FAS 123 on a disclosure basis only and measure stock-based compensation in accordance with Accounting Principles Board No. ("APB") 25, "Accounting for Stock Issued to Employees," using intrinsic values with appropriate disclosures under the fair value based method as required by FAS 123 and FAS 148. In accordance with APB 25 and related interpretations, compensation expense for stock options is recognized in income based on the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the amount an employee must pay to acquire the stock. Generally, the exercise price for stock options granted to an employee equals the fair market value of FPIC common stock at the date of grant, thereby resulting in no recognition of compensation expense. For awards that generate compensation expense as defined under APB 25, FPIC calculates the amount of compensation expense and recognizes the expense over the vesting period of the award.

(Dollars in thousands, except per share amounts and elsewhere as noted)

Had compensation cost for FPIC's stock option plans been determined based on the fair value method set forth in FAS 123, FPIC's net income (loss) and basic and diluted earnings (loss) per common share would have been impacted as follows for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
Pro forma net income (loss):			
Net income (loss), as reported	$ 16,572	(14,702)	2,930
Stock-based compensation expense determined under fair value based method, net of income taxes	(1,060)	(1,053)	(1,031)
Pro forma net income (loss)	$ 15,512	(15,755)	1,899
Basic earnings (loss) per common share:			
Net income (loss), as reported	$ 1.75	(1.57)	0.31
Stock-based compensation expense determined under fair value based method, net of income taxes	(0.11)	(0.11)	(0.11)
Pro forma net income (loss)	$ 1.64	(1.68)	0.20
Diluted earnings (loss) per common share:			
Net income (loss), as reported	$ 1.71	(1.56)	0.31
Stock-based compensation expense determined under fair value based method, net of income taxes	(0.11)	(0.11)	(0.11)
Pro forma net income (loss)	$ 1.60	(1.67)	0.20

See Note 18, Stock Options and Employee Stock Purchase Plans, for discussion about the methods and assumptions used in estimating the fair value of stock options used in preparation of the pro-forma information presented in the above tabular presentation.

COMMITMENTS AND CONTINGENCIES Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

INTEREST RATE COLLARS AND SWAPS We account for our interest rate collars and swaps in accordance with FAS 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by FAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" and FAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." FPIC uses derivative financial instruments to manage market risks related to the effects of changes in interest rates on its floating rate long-term debt. The cost of these contracts is being amortized over their respective maturities. In addition, the remaining balances are adjusted and carried at their estimated fair values, with the changes therein reported as unrealized gains or losses in other comprehensive income. The differential, if any, to be paid or received as interest rates change is accrued and recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from the counter parties are included as adjustments to accrued interest. See Note 14 for additional information related to the interest rate collars and swaps. FPIC does not currently hold and has not issued any other derivative financial instruments.

RECLASSIFICATION Certain amounts for 2002 and 2001 have been reclassified to conform to the 2003 presentation.

NEW ACCOUNTING PRONOUNCEMENTS In April 2003, the FASB issued FAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." FAS 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in paragraph 6(b) of FAS 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying derivative to conform it to language used in FASB Interpretation 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, and (4) amends certain other existing pronouncements. Those changes will result in more consistent reporting of contracts as either derivative or hybrid instruments. FAS 149 is effective for contracts and hedging relationships entered into or modified after June 30, 2003, with certain exceptions. All provisions of FAS 149 should be applied prospectively. We have reviewed FAS 149 and complied with the reporting requirements therein. Adopting the provisions of FAS 149 did not have a significant impact on our consolidated financial statements.

In May 2003, the FASB issued FAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." FAS 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. The issuer will be required to classify as liabilities three types of freestanding financial instruments, which are: mandatory redeemable financial instruments, obligations to repurchase the issuer's equity shares by transferring assets, and certain obligations to issue a variable number of shares. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We have reviewed FAS 150 and complied with the reporting requirements therein. Adopting the provisions of FAS 150 did not have a significant impact on our consolidated financial statements.

In December 2003, the FASB issued Revised FASB Interpretation No. 46 (FIN 46R or the "Interpretation"), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin ("ARB") No. 51. The primary objective of the Interpretation is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable-interest entities (VIEs). FIN 46R is the guidance that determines (1) whether consolidation is required under the "controlling financial interest" model of ARB No. 51, Consolidated Financial Statements, or (b) other existing authoritative guidance, or, alternatively, (2) whether the variable-interest model under FIN 46R should be used to account for existing and new entities. We have adopted FIN 46R. The result of adoption was the deconsolidation of the three trusts that we created during 2003 in connection with the issuance of trust preferred securities. This resulted in offsetting increases in other assets and long term debt by approximately $1,083.

NOTE. 3 FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. Quoted market prices are used where available. In other cases, fair values are based on estimates using valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future anticipated loss experience and other factors. Changes in assumptions could significantly affect these estimates. Independent market data may not be available to validate those fair value estimates that are based on internal valuation techniques. Moreover, such fair value estimates may not be indicative of the amounts that could be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair values, the fair values of FPIC's financial instruments may not be comparable to those of other companies.

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of FPIC.

(Dollars in thousands, except per share amounts and elsewhere as noted)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

- Cash and cash equivalents – Carrying value approximates the fair value because of the short maturity of these instruments.
- Bonds and equity securities – Fair value was estimated based on prices from a third party institution providing administrative services for investments.
- Other invested assets – Carrying value approximates the fair value.
- Interest rate collars – Fair value was estimated using quotes from an institutional broker and represents the cash requirement if the existing agreement had been settled at year-end.
- Long term debt – Carrying value approximates the fair value.
- Revolving credit facility – Carrying value approximates the fair value.
- Term loan – Carrying value approximates the fair value.
- Interest rate swaps – Fair value was estimated using quotes from an institutional broker and represents the cash requirement if the existing agreement had been settled at year-end.

The following table presents the carrying values and estimated fair values of FPIC's financial instruments as of December 31, 2003 and 2002.

	DECEMBER 31, 2003		DECEMBER 31, 2002	
	CARRYING VALUE	ESTIMATED FAIR VALUE	CARRYING VALUE	ESTIMATED FAIR VALUE
Financial assets				
Cash and cash equivalents	$ 85,064	85,064	86,589	86,589
Bonds	528,647	528,647	436,970	436,970
Equity securities	9	9	6	6
Other invested assets	4,774	4,774	10,801	10,801
Interest rate collars	1,051	1,051	—	—
Total financial assets	$ 619,545	619,545	534,366	534,366
Financial liabilities				
Long term debt	$ 46,083	46,083	—	—
Revolving credit facility	—	—	37,000	37,000
Term loan	—	—	10,208	10,208
Interest rate swaps	—	—	3,383	3,383
Total financial liabilities	$ 46,083	46,083	50,591	50,591

NOTE. 4

INVESTMENTS

The amortized cost and estimated fair value of investments in debt and equity securities as of December 31, 2003 and 2002 were as follows:

2003	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Bonds				
Corporate securities	$ 154,533	3,305	1,159	156,679
United States Government agencies and authorities	147,531	2,291	1,058	148,764
States, municipalities and political subdivisions	108,719	2,714	284	111,149
Mortgage-backed securities	111,369	1,142	456	112,055
Total bonds	522,152	9,452	2,957	528,647
Equity securities				
Common stocks	7	2	—	9
Total equity securities	7	2	—	9
Total securities available-for-sale	$ 522,159	9,454	2,957	528,656

2002	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Bonds				
Corporate securities	$ 166,161	5,722	894	170,989
United States Government agencies and authorities	104,604	3,196	50	107,750
States, municipalities and political subdivisions	86,849	2,746	497	89,098
Mortgage-backed securities	67,563	1,647	77	69,133
Total bonds	425,177	13,311	1,518	436,970
Equity securities				
Common stocks	7	—	1	6
Total equity securities	7	—	1	6
Total securities available-for-sale	$ 425,184	13,311	1,519	436,976

The amortized cost and estimated fair value of debt securities at December 31, 2003 by contractual maturity are shown below. Expected maturities will differ from contractual maturities, because borrowers have the right to call or prepay these obligations with or without call or prepayment penalties.

	AMORTIZED COST	FAIR VALUE
Due in one year or less	$ 14,928	15,036
Due after one year through five years	133,305	136,199
Due after five years through ten years	183,665	184,850
Due after ten years	78,885	80,507
	410,783	416,592
Mortgage-backed securities	111,369	112,055
	$ 522,152	528,647

As of December 31, 2003, investments in securities and cash with an amortized cost of $15,836 and a market value of $16,354 were on deposit with the insurance departments in various states as required by law. Investments in securities and cash with an amortized cost of $135,639 and a market value of $136,851 were held in trusts as collateral for reinsurance assumed as required by law in various states in which we assume insurance business.

(Dollars in thousands, except per share amounts and elsewhere as noted)

Net investment income for the years ended December 31, 2003, 2002 and 2001 was as follows:

	2003	2002	2001
Bonds	$ 19,083	20,714	21,722
Equity securities	—	—	6
Real estate	540	534	772
Short-term investments	409	805	1,407
Other invested assets	129	102	(138)
Cash on hand and on deposit	204	416	752
	20,365	22,571	24,521
Less: investment expense	(1,951)	(1,594)	(1,144)
Net investment income	$ 18,414	20,977	23,377

Proceeds from sales and maturities of bonds were $607,201, $313,313 and $221,596, for the years ended December 31, 2003, 2002 and 2001, respectively. Proceeds from sales of equity securities were $566 for the year ended December 31, 2001. Gross gains of $11,211, $8,769 and $4,530 were realized on sales of debt and equity securities for the years ended December 31, 2003, 2002 and 2001, respectively. Gross losses of $4,059, $4,092 and $3,101 were realized on sales of debt and equity securities for the years ended December 31, 2003, 2002 and 2001, respectively. Included in net realized investment gains for the year ended December 31, 2002 is a gain of $37 recognized on the sale of one of our limited partnerships and a loss of $27 on the sale of another of our invested assets.

Also included in 2003 net realized gains and losses were charges of $5,301 for other-than-temporary impairments ("OTTI") of two private equity holdings and gains of $201 on the sale of real estate. Included in the OTTI charge was $4,539 related to our investment in American Professional Assurance, Ltd. ("APAL"). Plans were put into place during the second quarter of 2003 to transition management of our APAC insurance operations to First Professionals and to non-renew our existing management agreement with APA Management, Inc. ("APAM") and our 25% quota share reinsurance agreements with APAL effective December 31, 2003. The 25% quota share reinsurance agreements with APAL comprise a significant component of its revenues. In addition to this anticipated decline in future revenues, APAL reported net losses and declines in shareholder's equity in its most recent financial statements provided to FPIC during the second quarter of 2003.

At December 31, 2003, FPIC's other invested assets included investments in three limited partnerships and one private corporation. These assets were recorded at an aggregate value of $3,692 and $8,782 at December 31, 2003 and 2002, respectively. FPIC sold its investment in APS Insurance Services, Inc. ("APS") for a total consideration of $2,050 during the fourth quarter of 2003. FPIC sold its investment in HCIF Management Company during November 2002 and received payment in the amount $174. In December 2002, FPIC sold its investment in, a private investment, Renaissance LLP, and recorded a note receivable in the amount $2,037, all of which has been collected in 2003.

NOTE. 5

REAL ESTATE INVESTMENTS

At December 31, 2003 and 2002, real estate investments consisted of the following:

	2003	2002
Land and building	$ 5,887	5,667
Condominium unit	131	261
Other	38	38
	6,056	5,966
Less: accumulated depreciation	(1,849)	(1,612)
Net real estate investments	$ 4,207	4,354

Total depreciation expense on real estate investments was $277, $286 and $256 in 2003, 2002 and 2001, respectively.

NOTE. 6

PROPERTY AND EQUIPMENT

At December 31, 2003 and 2002, property and equipment consisted of the following:

	2003	2002
Furniture, fixtures and equipment	$ 3,428	3,333
Data processing equipment and software	10,727	8,393
Leasehold improvements	1,573	1,351
Automobiles	304	251
	16,032	13,328
Less: accumulated depreciation	(10,784)	(8,994)
Net property and equipment	$ 5,248	4,334

Total depreciation expense on property and equipment was $2,448, $2,154 and $1,930 in 2003, 2002 and 2001, respectively.

NOTE. 7

DEFERRED POLICY ACQUISITION COSTS

Changes in deferred policy acquisition costs for the years ended December 31, 2003, 2002 and 2001 were as follows:

	2003	2002	2001
Beginning balance	$ 4,452	9,001	5,967
Additions	7,765	6,707	12,293
Amortization expense	(6,008)	(9,952)	(9,259)
Other reduction	—	(1,304)	—
Ending balance	$ 6,209	4,452	9,001

During 2002, we recorded a charge related to our MPL business at Intermed, as it was estimated that not all of its deferred policy acquisition costs were recoverable. As a result, deferred policy acquisition costs were reduced by $1,304.

(Dollars in thousands, except per share amounts and elsewhere as noted)

NOTE. 8

INCOME TAXES

FPIC's provision for income taxes for 2003, 2002 and 2001 consisted of the following:

	2003	2002	2001
Current expense (benefit)			
Federal	$ 7,538	6,605	(1,205)
State	1,394	1,385	334
Total	8,932	7,990	(871)
Deferred expense (benefit)			
Federal	(11)	767	(1,149)
State	396	77	176
Total	385	844	(973)
Net income tax expense (benefit)	$ 9,317	8,834	(1,844)

The provision for income taxes differs from the statutory corporate tax rate of 35% for 2003, 2002 and 2001 as follows:

	2003	2002	2001
Computed "expected" tax expense (benefit)	$ 9,061	8,298	380
Municipal bond interest	(1,130)	(1,309)	(2,416)
State income taxes, net of Federal benefit	1,164	950	332
Prior year adjustments upon IRS examination	—	544	—
Other, net	222	351	(140)
Actual income tax expense (benefit)	$ 9,317	8,834	(1,844)

At December 31, 2003 and 2002, the significant components of the net deferred tax asset were as follows:

	2003	2002
Deferred tax assets arising from:		
Goodwill and intangible assets	$ 14,321	15,231
Loss reserve discounting	12,252	9,399
Unearned premium reserves	7,558	9,044
Net operating loss carry forward	2,149	2,221
Deferred ceding commission	1,206	1,801
Unrealized losses on securities	—	2,069
Realized loss on securities	1,751	—
Benefit plans	1,096	1,188
Other	358	1,251
Total deferred tax assets	40,691	42,204
Deferred tax liabilities arising from:		
Unrealized gains on securities	2,470	4,413
Deferred policy acquisition costs	2,464	2,626
Other	938	512
Total deferred tax liabilities	5,872	7,551
Net deferred tax asset	$ 34,819	34,653

Net deferred tax assets and Federal income tax expense in future years can be significantly affected by changes in enacted tax rates or by unexpected adverse events that would influence management's conclusions as to the ultimate realizability of deferred tax assets.

FPIC has remaining net operating loss carry forwards of approximately $6,140 as of December 31, 2003 that may be used to offset taxable income in future years subject to an annual limitation imposed by the Internal Revenue Code. These net operating loss carry forwards expire in the years 2018 and 2019.

FPIC is currently undergoing an audit of its tax returns by the Internal Revenue Service ("IRS") for the years ended December 31, 2000 and 2001. Management believes that its positions on issues raised in the examination thus far are meritorious and that its current and deferred tax amounts are appropriate. However, there can be no assurance that additional tax adjustments and related penalties and interest will not be proposed and incurred as a result of an IRS examination.

During 2002, FPIC concluded examinations by the IRS of its consolidated Federal income tax returns for the years ended December 31, 1998 and 1999. As a result of these examinations, a net additional provision for income taxes was recognized in the amount of $554.

NOTE. 9
GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Beginning balance	$ 18,870	67,232	70,754
Transitional impairment charge under FAS 142	—	(48,362)	—
Amortization expense	—	—	(3,522)
Ending balance	$ 18,870	18,870	67,232

FPIC adopted FAS 142 effective January 1, 2002. In connection with the adoption in the first quarter of 2002, FPIC discontinued the amortization of goodwill and engaged independent valuation consultants to perform transitional impairment tests at each of its operating segments: insurance, reciprocal management and TPA. These operating segments meet the reporting unit requirements as defined by FAS 142.

The fair values for each of the reporting units were calculated using one or more of the following approaches: (i) market multiple approach; (ii) discounted cash flow ("DCF") approach; and/or (iii) asset approach.

- Under the market multiple approach, the values of the reporting units were based on the market prices and performance fundamentals of similar public companies.
- Under the DCF approach, the values of the reporting units were based on the present value of the projected future cash flows to be generated.
- Under the asset approach, the value of a reporting unit is the difference in the fair value of total assets and the fair value of total liabilities. The fair value of each asset and liability may in turn be estimated using an income approach, market approach or cost approach.

Based on the results of the impairment tests conducted in the first quarter of 2002, goodwill was not deemed to be impaired at the insurance segment, since the fair value of the reporting unit exceeded its carrying value. Therefore, the second step of the goodwill impairment test was not performed. However, the carrying values of the reciprocal management and TPA segments exceeded their respective fair values, indicating an impairment of goodwill. Under step 2 of the test, the implied fair values of the reciprocal management and TPA goodwill were compared to their carrying values to measure the amount of impairment loss. As a result, a non-cash transitional impairment charge of $48,362 ($29,578, after an income tax benefit of $18,784) was recognized and recorded as a cumulative effect of accounting change in the accompanying consolidated statements of income for the year ended December 31, 2002. The results of the transitional impairment tests and charges were as follows:

	INSURANCE	RECIPROCAL MANAGEMENT	THIRD PARTY ADMINISTRATION	TOTAL
Balance as of December 31, 2001	$ 10,833	49,140	7,259	67,232
Impairment charge	—	(41,103)	(7,259)	(48,362)
Balance as of December 31, 2002	$ 10,833	8,037	—	18,870

The transitional impairment charge at the reciprocal management segment primarily reflects certain intangibles and synergies, which, in our opinion, are opportunistic in nature and carry a relatively significant degree of uncertainty; therefore, we treated these intangibles conservatively in the valuation required by FAS 142. The transitional impairment charge at the TPA segment primarily reflects changes in market conditions and an increase in competition in recent years in the markets served by FPIC's TPA segment.

(Dollars in thousands, except per share amounts and elsewhere as noted)

The following table provides comparative disclosures of net income excluding the cumulative effect of accounting change and goodwill amortization, net of taxes, for 2003, 2002 and 2001.

	2003	2002	2001
Net income (loss):			
Net income (loss), as reported	$ 16,572	(14,702)	2,930
Cumulative effect of accounting change	—	29,578	—
Net income, adjusted	16,572	14,876	2,930
Goodwill amortization, net of tax	—	—	2,157
Net income, comparative	$ 16,572	14,876	5,087
Basic earnings (loss) per common share:			
Net income (loss), as reported	$ 1.75	(1.57)	0.31
Cumulative effect of accounting change	—	3.15	—
Net income, adjusted	1.75	1.58	0.31
Goodwill amortization, net of tax	—	—	0.23
Net income, comparative	$ 1.75	1.58	0.54
Diluted earnings (loss) per common share:			
Net income (loss), as reported	$ 1.71	(1.56)	0.31
Cumulative effect of accounting change	—	3.14	—
Net income, adjusted	1.71	1.58	0.31
Goodwill amortization, net of tax	—	—	0.23
Net income, comparative	$ 1.71	1.58	0.54

As required by FAS 142, we completed annual impairment testing of our remaining goodwill as of December 31, 2003 and 2002 during the first quarters of 2004 and 2003, respectively, including obtaining reports from independent valuation consultants. Based on the results of such testing, we determined that the fair value of the goodwill exceeded the carrying value and that no impairment exists.

NOTE. 10
INTANGIBLE ASSETS

At December 31, 2003, 2002 and 2001 identifiable intangible assets consisted of the following:

	AS OF DECEMBER 31, 2003		AS OF DECEMBER 31, 2002		AS OF DECEMBER 31, 2001	
	GROSS BALANCE	ACCUMULATED AMORTIZATION	GROSS BALANCE	ACCUMULATED AMORTIZATION	GROSS BALANCE	ACCUMULATED AMORTIZATION
Trade secrets	$ 1,500	825	1,500	675	1,500	525
Non-compete agreements	500	393	500	321	500	250
Other	305	305	305	275	305	213
Total	$ 2,305	1,523	2,305	1,271	2,305	988
Aggregate amortization expense:						
2001	$ 282					
2002	$ 283					
2003	$ 252					
Estimated amortization expense:						
2004	$ 221					
2005	$ 186					
2006	$ 150					
2007	$ 150					
2008	$ 75					

NOTE. 11

LIABILITY FOR LOSSES AND LAE

Activity in the liability for losses and LAE for the years ended December 31, 2003, 2002 and 2001 was as follows:

	2003	2002	2001
Gross balance, January 1	$ 440,166	318,483	281,295
Less reinsurance recoverables	168,159	80,410	57,698
Net balance, January 1	272,007	238,073	223,597
Incurred related to:			
Current year	118,492	137,155	119,734
Prior years	482	2,416	8,612
Total incurred	118,974	139,571	128,346
Paid related to:			
Current year	13,455	9,130	17,980
Prior years	101,989	96,507	95,890
Total paid	115,444	105,637	113,870
Gerling commutation	23,226	—	—
Net balance, December 31	298,763	272,007	238,073
Plus reinsurance recoverables	275,766	168,159	80,410
Gross balance, December 31	$ 574,529	440,166	318,483

Incurred losses and LAE for claims related to prior years represent the changes in estimates charged or credited to earnings in the current year with respect to the liabilities that originated and were established in prior years. Information regarding incurred losses and LAE is accumulated over time and the estimates of the liability are revised accordingly, resulting in gains or losses in the period revisions are made.

The upward development on prior years' reserves in 2001 included some increase in the initial estimate for 2000 MPL losses and LAE. In addition and while most claims and incidents reported are closed without a loss payment, we also raised our estimates relative to the ratio of claims closed with a loss payment to all claims and incidents closed in 2001.

Refer to Note 12, Reinsurance for information regarding the Gerling commutation.

(Dollars in thousands, except per share amounts and elsewhere as noted)

NOTE. 12
REINSURANCE

FPIC cedes business to other insurance and reinsurance carriers under various reinsurance agreements and fronting programs. FPIC's reinsurance agreements do not relieve FPIC from its obligations as primary insurer to its policyholders. To the extent that any reinsurer might be unable to meet its obligations, FPIC would nonetheless continue to be liable to its policyholders for the insured losses and LAE.

In 2003 and 2002, FPIC reinsured under its primary excess of loss program losses incurred in excess of $500 (retention on FPIC's anesthesiology programs was $375 per loss because 25% of that business was ceded to APAL, a Cayman Island insurance company of which FPIC owns 9.8%.) In 2001, we reinsured losses incurred under this program in excess of $250 (retention on FPIC's anesthesiology programs was $187 per loss because of the program between FPIC and APAL.) The 2001 program included an annual aggregate deductible, which was 10.73% of subject written premium or approximately $12.9 million.

The effect of reinsurance on premiums written and earned and losses and LAE incurred for the years ended December 31, 2003, 2002 and 2001, was as follows:

	2003		2002		2001	
	WRITTEN	EARNED	WRITTEN	EARNED	WRITTEN	EARNED
Direct and assumed premiums	$ 340,741	336,727	344,727	318,068	245,403	198,691
Ceded premiums	(197,607)	(205,062)	(204,479)	(166,384)	(98,319)	(67,633)
Net premiums	$ 143,134	131,665	140,248	151,684	147,084	131,058

	2003	2002	2001
Losses and LAE incurred	$ 323,141	253,015	180,086
Reinsurance recoveries	$ (204,167)	(113,444)	(51,740)
Net losses and LAE incurred	$ 118,974	139,571	128,346

NET ACCOUNT QUOTA SHARE REINSURANCE Effective July 1, 2002, our largest insurance subsidiary, First Professionals, entered into a net account quota share reinsurance agreement with two insurance companies of the Hannover Re group ("Hannover Re"). The agreement, which calls for First Professionals to cede quota share portions of its written premiums, contains adjustable features, including sliding scale ceding commissions and a cap on the amount of losses that may be ceded to the reinsurer. The original agreement also contained a loss corridor on business ceded through March 31, 2003, which was removed along with other modifications made in connection with the amendment and extension of the agreement discussed below. The effect of these features is to limit the reinsurers' aggregate exposure to loss and thereby reduce the ultimate cost to First Professionals as the ceding company. These features also have the effect of reducing the amount of protection relative to the quota share amount of premiums ceded by First Professionals. While First Professionals does not receive pro-rata protection relative to the amount of premiums ceded, the amount of such protection is significant, as determined in accordance with guidance under both statutory accounting practices and GAAP. In addition to ceding a significant portion of its risks to Hannover Re, the agreement also allows First Professionals to reduce its financial leverage and to realize immediate reimbursement for related up-front acquisition costs, thus adding to its financial capacity.

First Professionals has the option to commute the agreement should the business perform such that the underlying protection proves to be unnecessary, in which case the reinsurance would cease, the underlying reinsurance assets and liabilities would unwind, and any net funds under the agreement, less a 4.2% risk charge to be paid to the reinsurers, would be retained by First Professionals. At December 31, 2003 and 2002, this charge would have been $7,131 and $3,592, respectively. The decision of whether to commute the agreement and the timing of any such commutation will depend on the performance of the underlying business, the need for the agreement based on our capital position and other relevant considerations.

On May 6, 2003, we entered into an amendment to the Hannover Re agreement that, effective April 1, 2003, extends its expiration date to include policies written and renewed through December 31, 2004. The agreement has also been amended to remove the loss corridor on business written and ceded, beginning April 1, 2003, and to reduce the lower end of the sliding scale ceding commission range from 27.5% to 20%. A provision has also been added that will allow First

Professionals to reduce the quota share amount of premiums to be ceded under the agreement in 2004. Cancellation provisions have also been added; one that gives First Professionals the option to cancel the agreement on or after January 1, 2004, with 30 days notice, and one that gives Hannover Re the option to cancel the agreement as of the effective date of any decrease in First Professionals' base rate for its MPL insurance policies that exceeds 5%.

REINSURANCE RECOVERABLE ON PAID AND UNPAID LOSSES AND LAE AND CEDED UNEARNED PREMIUMS As of December 31, 2003, we had reinsurance recoverable on paid losses, due from reinsurers on unpaid losses, and ceded unearned premiums in the amounts of $15,950, $275,766 and $71,435, respectively, or $363,151, in aggregate.

The portion of our total aggregate reinsurance recoverables under the excess of loss programs was $115,722 as of December 31, 2003. Of this amount, $101,484, is due from authorized reinsurers under applicable state insurance regulations, and thus, we do not hold collateral for these recoverables. For the amounts due from unauthorized reinsurers, we hold collateral in the form of securities in trust, irrevocable letters of credit or other funds held. Most of the excess of loss reinsurers are rated at least "A-" by A. M. Best and, in management's opinion these recoverables are fully collectible or realizable.

Reinsurance recoverables under the Hannover Re agreement, totaled $138,071, in aggregate, as of December 31, 2003. The two companies with which we place this reinsurance are part of the Hannover Ruckversicherungs Group, which is rated "A" by A. M. Best, but these two subsidiaries are not authorized reinsurers under applicable state insurance regulations. Under the terms of the agreement, we have funds withheld in the amount of $118,356. In addition we hold irrevocable letters of credit totaling $25,571 as collateral for these amounts. Hannover Re also participates in our excess of loss program. We do not hold collateral on balances due from the parent company because it is an authorized reinsurer.

As of December 31, 2003, $90,169 of our aggregate reinsurance recoverables are associated with program business under fronting agreements with related parties and others. Of this amount, $40,330 is due from PRI, the New York insurance reciprocal managed by our subsidiary, AFP, and for which we hold collateral of $40,578 in the form of securities held in trust. Reinsurance recoverables of $25,804 are due from segregated portfolios or cells of APAL (SPC) Ltd., a subsidiary of APAL, a Cayman Islands insurer in which we have a 9.8% interest, and are collateralized by securities in trust, an irrevocable letter of credit and other funds held totaling $28,018.

The remaining portion of our reinsurance recoverables as of December 31, 2003, $19,188, is due from APAL under a 25% quota share reinsurance agreement we had, and is collateralized by securities in trust, an irrevocable letter of credit and other funds held totaling $16,846. Subsequent to year-end, $1,806 was collected from APAL in cash on amounts due, reducing exposure in excess of collateral to $536. We believe these amounts are recoverable.

For additional information on the above transactions that are with related parties, refer to Note 22, Related Party Transactions, which is presented below.

COMMUTATION OF GERLING GLOBAL REINSURANCE On November 25, 2003, FPIC received $23,500 in exchange for commuting its reinsurance treaties with Gerling Global Reinsurance Corporation of America ("Gerling"), one of its reinsurers. The amount collected includes payments for commutation of Gerling's quota share treaty for facultative reinsurance coverage on non-standard risks, Gerling's portion of the excess of loss reinsurance program and payments for estimated future claims under the Gerling treaties. Gerling participated in our excess of loss reinsurance programs in 2000 at 15%, and in 2001 and 2002 at 20%. We replaced Gerling's participation in our reinsurance programs, effective with our renewal as of January 1, 2003. No gain or loss was recognized on the commutation transaction. As a result of the commutation, we have no reinsurance recoverable from Gerling as of December 31, 2003.

(Dollars in thousands, except per share amounts and elsewhere as noted)

NOTE. 13

LONG TERM DEBT, REVOLVING CREDIT FACILITY AND TERM LOAN

Our outstanding debt, as of December 31, 2003 and 2002, consisted of the following:

	AS OF DEC 31, 2003	AS OF DEC 31, 2002
Junior subordinated debentures due May 15, 2033 (callable by FPIC beginning May 15, 2008); uncollateralized and bearing floating rate interest at three-month LIBOR plus 4.1% (5.28% at December 31, 2003).	$ 15,464	—
Junior subordinated debentures due May 23, 2033 (callable by FPIC beginning May 23, 2008); uncollateralized and bearing floating rate interest at three-month LIBOR plus 4.2% (5.37% at December 31, 2003).	5,155	—
Senior notes due May 23, 2033 (callable by FPIC beginning May 23, 2008); uncollateralized and bearing floating rate interest at three-month LIBOR plus 4.2% (5.37% at December 31, 2003).	10,000	—
Junior subordinated debentures due October 29, 2033 (callable by FPIC beginning October 29, 2008); uncollateralized and bearing floating rate interest at three-month LIBOR plus 3.85% (5.01% at December 31, 2003).	15,464	
Revolving credit and term loan agreement with five banks fully repaid November 10, 2003; collateralized and bearing variable interest at three-month LIBOR plus 3.00% at December 31, 2002 (6.25% at December 31, 2002; 4.38% at January 2, 2003).	—	47,208
Total	$ 46,083	47,208

LONG TERM DEBT During 2003, we completed the placement of $10,000 in senior notes and created three trusts that issued 30-year trust preferred securities for which the proceeds from such issuances together with cash previously contributed to the trusts were used to purchase junior subordinated debentures from FPIC totaling $36,083. We used the proceeds along with other internally generated funds to retire our bank term loan and revolving credit facility, make a capital contribution to our insurance operations and unwind hedge agreements related to the revolving credit facility and term loan.

We established three wholly owned, but not consolidated, trusts, FPIC Capital Trust I, FPIC Capital Statutory Trust II and FPIC Capital Statutory Trust III, for the sole purpose of issuing the trust preferred securities. The proceeds received by the three trusts were used to purchase junior subordinated debentures from FPIC of the same amounts, maturities and other applicable terms and features. The debentures issued by FPIC, which are reported as long term debt in the consolidated statements of financial position, to the three trusts are subordinated to all senior indebtedness, including the senior notes, and are equal in standing to one another.

The securities are uncollateralized and bear a floating interest rate equal to the three-month LIBOR plus a spread ranging from 3.85% to 4.2% (the total interest rates ranged from 5.01% to 5.37% as of December 31, 2003). The floating interest rate will be adjustable quarterly with changes in the three-month LIBOR, and in the case of the first two offerings, the maximum rate that may be charged under the securities within the first five years is 12.5%. We have also purchased hedging instruments designed to maintain the ultimate floating rate interest cost on all of these securities within a stated range for five years from closing. We have the option to call the trust preferred securities at par or its equivalent beginning five years from closing. The trust preferred securities also contain features that allow us the option, under certain conditions, to defer interest payments for up to 20 quarters and to redeem the securities before the first optional call date in five years. In the case of the potential earlier call date, the redemption or call price payable by us may be different than par. The securities have stated maturities of thirty years and are due in May and October 2033.

For additional information on FPIC's hedging instruments and interest costs, see the discussion below under Note 14, Derivative Financial Instruments.

Issuance costs for all three offerings in the aggregate amount of approximately $1,404 were capitalized and will be amortized over their respective stated maturity periods of thirty years.

Indenture agreements, relating to FPIC's junior subordinated debentures and trust preferred securities contain limitations, under certain circumstances, as to (i) the declaration or payment of dividends, or distributions thereon, or the redemption, purchase, acquisition or liquidation with respect to any capital stock of FPIC or its affiliates; (ii) the payment, in certain circumstances, of principal of, premium or interest on, or the repayment, repurchase or redemption of, debt securities of FPIC or its affiliates that rank in equal standing with or are junior in interest to the debentures; or (iii) the payment, in certain circumstances, under any guarantees of FPIC or its affiliates that rank equal in standing with or junior in interest to capital securities guarantees relating to the issuance of the debentures. Circumstances that would result in such limitations include a continuing event of default, as defined by the indenture agreements, a default with respect to payment of any obligations under capital securities guarantees, or a continuing interest deferral election by FPIC.

BANK CREDIT FACILITY On November 10, 2003, we repaid the remaining outstanding balance of our revolving credit facility and retired the credit facility using the proceeds of the third private placement offering and internally generated funds, including proceeds from the sale of FPIC's 20% interest in American Physicians' Insurance Services, Inc., a Texas corporation ("APS"). We also used a portion of the proceeds to unwind the remainder of the interest rate swap agreement used as a hedge for the credit facility's floating rate interest. A corresponding charge to interest expense of approximately $884 was recognized in the fourth quarter of 2003 for the termination of the interest rate swap agreement. With the repayment and retirement of the credit facility, FPIC and its subsidiaries have been released from the corresponding liens on their assets that served as collateral under the credit facility and from their respective guarantee agreements. We are also no longer subject to the credit facility's covenants and restrictions.

NOTE. 14

DERIVATIVE FINANCIAL INSTRUMENTS

As of December 31, 2003, FPIC had four interest rate collars. The collars are designed to maintain FPIC's ultimate floating rate interest costs on its trust preferred securities and unsecured senior notes within a specified interest range for five years from the closing date of those liabilities. The initial costs of the hedge instruments acquired for this purpose of $1,134, in aggregate, have been capitalized and will be amortized over their respective five year maturity periods.

The rate collars and terms as of December 31, 2003 are presented below with their corresponding effects on the floating rate interest costs associated with the trust preferred securities and senior notes.

NOTIONAL AMOUNT	MATURITY DATE	LIBOR FLOOR(1)	LIBOR CAP(1)	FLOOR RATE	CAP RATE
$15,000	5/15/2008	1.20%	4.40%	5.30%	8.50%
$ 5,000	5/23/2008	1.20%	4.40%	5.40%	8.60%
$10,000	5/23/2008	1.20%	4.40%	5.40%	8.60%
$15,000	10/29/2008	1.00%	4.65%	4.85%	8.50%

(1) Based on three-month LIBOR

The following is a summary of FPIC's interest risk management strategy and the effect of this strategy on FPIC's consolidated financial statements:

The interest rate collars were purchased to effectively place floors and caps on the three-month LIBOR floating interest of approximately 1.0% to 1.20% and 4.40% to 4.65%, respectively, on notional principal corresponding with the principal amounts of each offering, for 5 years. These instruments will effectively serve to hedge our total floating interest rate borrowing costs under the securities to within a range of 4.85% to 8.6% for five years and until such time that we have the right to call the securities.

Under the interest rate collars, when the three-month LIBOR interest rate exceeds the specified cap rate or falls below the specified floor rate, we receive or pay, respectively, the related cash flow equal to the difference in percentage times the notional principal under the respective contracts. The two portions of each contract working together, therefore, form a hedge against the effects of a rising three-month LIBOR rate above the cap or a falling three-month LIBOR rate below the floor. The notional amounts referenced in the interest rate collars equal the related trust preferred securities or senior notes, as applicable. The notional amounts of the contract are not exchanged. Therefore, working together the excess of the interest expense on our securities over the cap rate, or the shortfall in interest expense under the floor, are offset by related receipts of excess interest under the caps, or the payment of the interest shortfall below the floor, respectively. No other cash payments are made unless the contract is terminated prior to maturity, in which case the amount paid or received in settlement is established by agreement at the time of termination, and usually represents the net present value, at

(Dollars in thousands, except per share amounts and elsewhere as noted)

current interest rates, of the remaining obligations to exchange payments under the terms of the contract.

The interest rate collar instruments are reflected at fair value in FPIC's consolidated statements of financial position and the effective portion of the related gains or losses on the agreements are recognized in shareholders' equity (as a component of accumulated other comprehensive income (loss)). The net effect of this accounting on FPIC's operating results is that interest expense on the variable debt being hedged is recorded based on fixed interest rates.

FPIC had interest rate swap agreements that provided a hedge against changes in the amount of cash flows associated with the variable interest expense associated with its former revolving credit facility and term loan. These were terminated in connection with the paydown and retirement of FPIC's bank credit facility. As a result, charges of $2,493 were recognized as interest expense and the related unrealized loss of $1,532 after income taxes was eliminated from accumulated other comprehensive income. The fair value of the interest rate swaps was a loss of $3,383 and $2,943 at December 31, 2002 and 2001, respectively, which was reported within other liabilities in the statements of financial position.

FPIC formally documents the relationships between the hedging instruments and the underlying long-term debt instruments. FPIC also assesses the effectiveness of the hedging instruments on a quarterly basis. If it is determined that the hedging instruments are no longer highly effective, the change in the fair value of the ineffective portion of the swaps would be included in earnings rather than comprehensive income. For the years ended December 31, 2003 and 2002, the net gain or loss on the ineffective portion of the swap agreements was not material.

NOTE. 15
DEFERRED CREDIT

At December 31, 2003, 2002 and 2001, FPIC's deferred credit consisted of the following:

	2003	2002	2001
Beginning balance	$ 8,749	10,007	11,484
Amortization expense	(1,020)	(1,258)	(1,477)
Ending balance	$ 7,729	8,749	10,007

Effective January 1, 2000, FPIC's insurance subsidiaries entered into a 100% quota share reinsurance agreement with PRI to assume the death, disability and retirement ("DD&R") risks under PRI's claims-made insurance policies in exchange for cash and investments. FPIC completed a GAAP valuation of the underlying liability during 2000 and a deferred credit in the amount of $13,205 was recognized. The deferred credit, which will be accreted into income over 20 years, represents the difference between the GAAP valuation of the underlying liabilities and the initial premium received. The liability was calculated using benefit assumptions and elements of pension actuarial models (i.e., mortality, morbidity, retirement, interest and inflation rate assumptions). The benefit assumptions equate to coverage for MPL claims and the related losses and LAE that may be brought against an insured in the future based on insured counts that might occur anytime while the insured is a PRI policyholder. It is therefore subject to inherent uncertainties as are our loss and LAE reserves over time. The DD&R reserves and the related estimation methods are continually reviewed and revised, if necessary, to reflect current conditions and trends. The resulting adjustments are reflected in current year net income. While management believes the DD&R reserves are adequate to cover the ultimate liability, the actual ultimate loss costs may vary from the amounts presently estimated and such differences could be material.

For additional information regarding the 100% quota share agreement with PRI, see Note 22, Related Party Transactions.

NOTE. 16

COMMITMENTS AND CONTINGENCIES

The future minimum annual rentals under non-cancelable operating leases are as follows:

2004	$	2,608
2005		2,498
2006		2,139
2007		1,887
2008		1,835
Thereafter		1,660
Total	$	12,627

Total rental expense was $2,636, $2,581 and $2,410 for 2003, 2002 and 2001, respectively.

FPIC's insurance subsidiaries from time to time become subject to claims for extra-contractual obligations or risks in excess of policy limits in connection with their insurance claims. These claims are sometimes referred to as "bad faith" actions as it is alleged that the insurance company acted in bad faith in the administration of a claim against an insured. Bad faith actions are infrequent and generally occur in instances where a jury verdict exceeds the insured's policy limits. Under such circumstances, it is routinely alleged that the insurance company failed to negotiate a settlement of a claim in good faith within the insured's policy limit. FPIC has evaluated such exposures as of December 31, 2003, and believes its position and defenses are meritorious. However, there can be no absolute assurance as to the outcome of such exposures. FPIC currently maintains insurance for such occurrences, which serves to limit exposure to such claims. However, in one case arising in 1993, no such coverage is available and an estimate of possible loss above the amount currently reserved cannot be made. In addition, multiple claims for extra contractual obligations in a single year could result in potential exposures materially in excess of insurance coverage or in increased costs of insurance coverage.

FPIC may also become involved in legal actions not involving claims under its insurance policies from time to time. FPIC has evaluated such exposures as of December 31, 2003, and in all cases, believes its position and defenses are meritorious. However, there can be no absolute assurance as to the outcome of such exposures.

FPIC's insurance subsidiaries are subject to assessment by the financial guaranty associations in the states in which they conduct business for the provision of funds necessary for the settlement of covered claims under certain policies of insolvent insurers. Generally, these associations can assess member insurers on the basis of written premiums in their particular states.

In addition to standard assessments, the Florida and Missouri Legislatures may also levy special assessments to settle claims caused by certain catastrophic losses. FPIC would be assessed on the basis of premiums written in the state. During 2001, a special assessment was levied on First Professionals and APAC that totaled $0.9 million. No special assessments were made in 2003 and 2002. In addition, FPIC could be subject to additional assessments in the future as a result of damages caused by catastrophic losses, such as a hurricane.

While management has evaluated the incidents and circumstances surrounding the above-mentioned asserted or unasserted legal claims and assessments of which it is aware and believes that these will not have materially adverse effects on FPIC beyond amounts already recognized and accrued, there can be no absolute assurance as to their ultimate outcomes.

MANAGEMENT AGREEMENT BETWEEN AFP AND PRI The management agreement between AFP and PRI was amended to remove the sharing by AFP of 10% of PRI's statutory net income or loss, effective January 1, 2002. With regard to profit sharing amounts already earned and collected, AFP has agreed to hold the years 1999, 2000 and 2001 open for redetermination and possible adjustment for a period of five years each (expiring 2004, 2005 and 2006, respectively.) Such adjustments would be based primarily on development of and related adjustments, if any, to loss and LAE reserves for those years. AFP has earned and collected profit sharing amounts under the original agreement totaling $3,584 for the three years ended December 31, 2001. As of December 31, 2003, and based on PRI's operating results, no amounts were payable under this provision of the amended management agreement. See Note 22, Related Party Transactions, to the consolidated financial statements for additional information about the management agreement with PRI. Also, FPIC has issued an irrevocable letter of credit in the amount of $500,000 as collateral under the operating lease for the building occupied by AFP and PRI in Manhasset, New York.

(Dollars in thousands, except per share amounts and elsewhere as noted)

NOTE. 17
RECONCILIATION OF BASIC AND DILUTED EARNINGS PER SHARE

Data with respect to FPIC's basic and diluted earnings per common share are shown below:

	2003	2002	2001
Net income (loss):			
Income before cumulative effect of accounting change	$ 16,572	14,876	2,930
Cumulative effect of accounting change	—	(29,578)	—
Net income (loss)	$ 16,572	(14,702)	2,930
Basic earnings (loss) per common share:			
Income before cumulative effect of accounting change	$ 1.75	1.58	0.31
Cumulative effect of accounting change	—	(3.15)	—
Net income (loss)	$ 1.75	(1.57)	0.31
Diluted earnings (loss) per common share:			
Income before cumulative effect of accounting change	$ 1.71	1.58	0.31
Cumulative effect of accounting change	—	(3.14)	—
Net income (loss)	$ 1.71	(1.56)	0.31
Basic weighted average shares outstanding	9,483	9,387	9,383
Common stock equivalents	182	45	85
Diluted weighted average shares outstanding	9,665	9,432	9,468

Diluted loss per common share for the three months ended December 31, 2001 is based only on the weighted average number of common shares outstanding during the period, as the inclusion of 115 common stock equivalents would have been anti-dilutive.

NOTE. 18
STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS

FPIC has a stock option plan for officers and key employees (the "employee plan") and a plan for non-employee directors (the "director plan"). Under the director plan, only non-qualified stock options may be issued. Under the employee plan, both incentive stock options and non-qualified stock options may be granted to the same individual. The option price of an incentive stock option may not be less than 100% of the fair market value of shares on the grant date. The option price of a non-qualified option may not be less than 50% of the fair market value of shares on the grant date. Under the terms of the director plan, 5,000 shares are granted to each director on the date that person becomes a director and on an annual basis as approved by the Board. The plan also provides for discretionary grants at future dates as approved by the Board. Stock grants made under the director plan are at a price not less than 100% of the fair market value of the underlying stock on the grant date.

During 2000, FPIC offered a stock purchase incentive program (the "incentive plan") to eligible employees, including executive officers. Under the incentive plan, employees who purchased shares of FPIC's common stock in the open market during the term of the incentive plan were granted matching nonqualified stock options on a one-for-one basis, up to the maximum of 5,000 options per employee. The incentive plan began January 2000 and ended April 2000. Option grants under the incentive plan were made as of May 1, 2000 at an exercise price equal to the closing market price of FPIC's common stock on that date. Options granted under the incentive plan vest in three equal annual installments commencing on the one-year anniversary of their grant. Options under this plan were granted under the employee plan.

At December 31, 2003 and 2002, 578,380 and 558,641 shares of FPIC's common stock, respectively were reserved for issuance in connection with the stock option plans. A summary of the status of FPIC's stock options is presented below:

	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	EXERCISABLE	WEIGHTED-AVERAGE EXERCISE PRICE
Balance, December 31, 2000	1,547,283	$ 18.55	867,049	$ 22.52
Granted	311,750	13.75	—	—
Exercised	(13,000)	8.90	—	—
Forfeited	(173)	14.38	—	—
Balance, December 31, 2001	1,845,860	$ 17.81	1,131,918	$ 20.65
Granted	327,500	8.49	—	—
Exercised	(23,833)	8.63	—	—
Forfeited	(138,665)	19.91	—	—
Balance, December 31, 2002	2,010,862	$ 16.25	1,355,515	$ 18.93
Granted	291,500	20.70	—	—
Exercised	(355,295)	11.93	—	—
Forfeited	(294,379)	24.11	—	—
Balance, December 31, 2003	1,652,688	$ 16.57	1,091,624	$ 17.10

The following table summarizes information for options outstanding and exercisable at December 31, 2003:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF PRICES PER SHARE	NUMBER OUTSTANDING	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED-AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED-AVERAGE EXERCISE PRICE
$0.00-6.99	220,832	8.7 years	$ 6.80	67,512	$ 6.80
$7.00-13.99	443,169	6.1 years	$ 10.78	366,501	$ 10.45
$14.00-20.99	459,112	6.3 years	$ 14.80	354,536	$ 14.92
$21.00-27.99	396,000	7.2 years	$ 23.16	169,500	$ 23.30
$28.00-34.99	70,000	3.6 years	$ 31.38	70,000	$ 31.38
$35.00-48.99	63,575	3.5 years	$ 46.34	63,575	$ 46.34
	1,652,688	6.6 years	$ 16.57	1,091,624	$ 17.10

The fair value of options granted, which is amortized to expense over the option vesting period in determining the pro-forma information presented in Note 2, Significant Accounting Policies, to the consolidated financial statements about stock-based compensation, is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2003	2002	2001
Expected life of options	5 years	5 years	5 years
Risk free interest rate	3.02%	3.31%	4.60%
Expected volatility of stock	53.02%	50.41%	43.64%

The weighted average fair value of options granted during 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Fair value of options granted	$ 10.14	4.03	6.12
Total fair value of all options granted	$ 2,955	1,319	1,676
Expected dividends	$ —	—	—
Total number of options granted	291,500	327,500	311,750

(Dollars in thousands, except per share amounts and elsewhere as noted)

In accordance with FAS 123, the weighted average fair value of stock options granted is required to be based on a theoretical statistical model using the preceding Black-Scholes assumptions. In actuality, because FPIC's incentive stock options are not traded on any exchange, employees and directors can receive no value nor derive any benefit from holding stock options under these plans without an increase in the market price of FPIC's stock. Such an increase in stock price would also benefit other stockholders.

FPIC also maintains an Employee Stock Purchase Plan that allows employees to purchase FPIC's common stock at 85% of the market value on the first or last day of the offering period, whichever is lower. At December 31, 2003 and 2002, 26,860 and 11,279, respectively, shares of FPIC's common Stock were reserved for issuance in connection with this plan.

NOTE. 19 EMPLOYEE BENEFIT PLANS

FPIC currently sponsors eight post-retirement plans for its employees. The table below lists those plans and the subsidiary of FPIC whose employees are covered by that plan.

FPIC	Defined contribution profit sharing plan
FPIC	Defined benefit plan
FPIC	Supplemental executive retirement plan ("SERP")
Tenere	Defined contribution profit sharing plan and trust
Tenere	Money purchase pension plan
AFP	Defined contribution profit sharing plan
AFP	Defined benefit plan
EMI	Defined contribution profit sharing plan

The FPIC defined contribution profit sharing plan is available to all employees of FPIC after meeting certain eligibility requirements. The plan is comprised of two parts. The first part of the plan is a defined contribution plan that allows employees to contribute up to 12.5% of their annual compensation, subject to IRS limits. FPIC contributes a matching amount equal to 2.5% of the employee's annual compensation. The second part of the plan is a profit sharing plan, whereby FPIC may at its discretion make an additional contribution to the plan up to a maximum of 10% of the employee's annual compensation. FPIC's policy is to fully fund the liability for the matching portion at the end of each year. At December 31, 2003 and 2002, the fair market value of defined contribution profit sharing plan assets was $8,174 and $5,121, respectively. The expense for this plan amounted to $1,189, $990 and $1,138 in 2003, 2002 and 2001, respectively.

The FPIC defined benefit plan is available to all eligible employees of FPIC who have six months of service and whose ages are twenty and one half years of age or older. The amount of benefits is based on years of service and 0.75% of the employee's average monthly salary not over the Social Security base plus 1.4% of the employee's average monthly salary over the Social Security base. FPIC's policy is to contribute the maximum amount towards funding benefits under the plan subject to IRS limits. At December 31, 2003 and 2002, the fair market value of defined benefit plan assets was $3,281 and $1,651, respectively. FPIC had a net periodic pension cost of $463, $277 and $217 for this plan in 2003, 2002 and 2001, respectively. The expense for this plan amounted to $1,275, $183 and $143 in 2003, 2002 and 2001, respectively.

FPIC also has a SERP that provides certain executives with income at retirement equal to 60% of pre-retirement base compensation, less qualified pension plan benefits paid by FPIC and all predecessor plans and Social Security benefits. The plan has no vesting prior to age 55. The total liability included in the financial statements for this plan amounted to approximately $1,961 and $1,541 as of December 31, 2003 and 2002, respectively. FPIC had a net periodic pension cost of $192, $258 and $386 under this plan in 2003, 2002 and 2001, respectively. Assumptions used in the accounting for the SERP liability are as follows: mortality rates are based on the 1983 group annuity mortality table; withdrawal rates are based on a table showing the probability of terminating service for reasons other than death, disability or retirement within one year after attaining certain ages; disability rates are included in the withdrawal rates; retirement age is 65; marital status assumes 100% of employees are married, with males three years older than females; social security projection assumes wage base of 3% per annum; inflation rates are assumed to be 3% annum, compounded annually.

The Tenere defined contribution profit sharing plan and trust is available to all employees of Tenere upon meeting certain eligibility requirements. The plan is comprised of two parts. The first part is a defined contribution plan that allows employees to contribute a portion of their annual compensation, subject to IRS limits. The second part is a profit sharing plan, whereby Tenere may at its discretion contribute an employer contribution to the plan. At December 31, 2003 and 2002, the fair market value of plan assets was $881 and $773, respectively. The expense for this plan amounted to $62, $76 and $66 in 2003, 2002 and 2001, respectively.

The Tenere money purchase plan is available to all employees of Tenere upon meeting certain eligibility requirements. The plan is designed to provide benefits based on length of service, whereby Tenere will make contributions to the plan on behalf of the participants for each year of service until the employee retires. At retirement, the employee will be eligible to receive the value of the contributions made to the plan on the employee's behalf. Tenere contributes on behalf of each participant an amount equal to 6.0% of the employee's annual compensation plus 5.7% of the employee's annual compensation in excess of the Social Security Taxable Wage Base. At December 31, 2003 and 2002, the fair market value of plan assets was $290 and $358, respectively. The expense for this plan amounted to $71, $94 and $94 in 2003, 2002 and 2001, respectively.

The AFP defined contribution and profit sharing and defined benefit plans are available to all eligible employees of AFP. The benefits under these plans are based on years of service and employee compensation. AFP's funding policy is to contribute to the plans an amount sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus any additional amounts determined to be appropriate from time to time. Contributions are intended to be sufficient to cover the costs of benefits earned for service to date and an estimate of those costs for future service. AFP contributed $2,035, $1,221 and $957 to the plans in 2003, 2002 and 2001, respectively. The invested assets of the plans consist of investments in various types and categories of stocks and bonds. At December 31, 2003 and 2002, the fair market value of plan assets was $8,852 and $6,732, respectively. Pension costs for the years 2003, 2002 and 2001 amounted to $1,905, $1,255 and $978, respectively.

The EMI defined contribution profit sharing plan is available for all employees of EMI upon meeting certain eligibility requirements. Under the plan, employees can contribute up to 16% of their annual salary, subject to IRS limits, of which EMI may, at its discretion, contribute a matching amount of up to 100% of the employee contributions. Historically, EMI has contributed a matching amount equal to approximately 30% of the employee contribution. At December 31, 2003 and 2002, the fair market value of plan assets was $2,653 and $2,167. The expense for this plan amounted to $87, $94 and $147, for 2003, 2002 and 2001, respectively.

The actuarially computed net periodic pension cost for our two defined benefit plans and SERP combined for the years ending December 31, 2003, 2002 and 2001, included the following:

	2003	2002	2001
Service cost of benefits earned during the period	$ 1,470	1,081	949
Interest cost on projected benefit obligation	1,035	826	725
Expected return on plan assets	(556)	(548)	(541)
Recognized net actuarial loss	47	235	—
Net amortization and deferral	568	196	447
Net periodic pension cost	$ 2,564	1,790	1,580
Actuarial Present Value of Benefit Obligation			
Accumulated benefit obligations	$ (10,485)	(7,484)	(5,977)
Projected benefit obligations for service rendered to date	$ (20,234)	(15,293)	(12,105)
Plan assets at fair value	12,133	8,383	7,769
Projected benefit obligations in excess of plan assets	(8,101)	(6,910)	(4,336)
Unrecognized net loss from past experience different from that assumed	6,525	4,302	2,161
Prior service cost not yet recognized in net periodic pension cost	171	235	281
Unrecognized net obligations at inception recognized over 15.29 years	131	169	49
Accrued pension cost	$ (1,274)	(2,204)	(1,845)

(Dollars in thousands, except per share amounts and elsewhere as noted)

The following tables set forth the status of our two defined benefit plans and SERP combined for the years ending December 31, 2003 and 2002, respectively.

	2003	2002
Change in Benefit Obligation		
Benefit obligation, January 1	$15,293	12,105
Service cost	1,470	1,081
Interest cost	1,035	826
Actuarial loss	2,815	1,361
Benefits paid	(379)	(80)
Benefit obligation, December 31	$20,234	15,293
Change in Plan Assets		
Fair value of plan assets, January 1	$ 8,383	7,769
Actual return on plan assets	636	(662)
Employer contributions	3,493	1,363
Benefits paid	(379)	(87)
Fair value of plan assets, December 31	$12,133	8,383

Assumptions used in the accounting for the net periodic pension cost and plan status for our two defined benefit plans and SERP combined for the years ended December 31, 2003, 2002 and 2001, were as follows:

	2003	2002	2001
Discount rates	6.47%	6.59%	6.59%
Rate of increase in compensation levels	5.18%	5.04%	5.04%
Return on assets	7.10%	6.76%	7.07%

Assumptions used in the accounting for the benefit obligation for our two defined benefit plans and SERP combined for the years ended December 31, 2003, 2002 and 2001, were as follows:

	2003	2002	2001
Discount rates	5.83%	6.47%	6.59%
Rate of increase in compensation levels	5.17%	5.18%	5.04%
Return on assets	7.14%	6.70%	6.76%

Both FPIC and AFP maintain a diversified investment strategy in managing its defined benefit plans and consider investment risk and return on assets. This is accomplished by maintaining portfolios of managed pooled separate accounts with their administrator-investment providers, which include investments in equity and debt securities, and to a limited extent real estate. The plans assets are not invested in securities such as derivatives or hedge funds.

At the present time, the target asset allocation for FPIC is approximately 60% in debt securities and 40% in equity securities. AFP's target asset allocation is approximately 35% in debt securities, 20% in convertible debt securities, and 45% in equity securities. Debt securities in both FPIC and AFP include a combination of money market, bond and mortgage backed investments. Equity securities are fairly evenly distributed in a diversified portfolio of large, medium and small cap investments, with a modest international component.

FPIC and AFP's portfolios are subject to review periodically and rebalanced accordingly, if market conditions change or the portfolio needs to be rebalanced to meet target allocations.

NOTE. 20 SEGMENT INFORMATION

In accordance with the provisions of FAS 131, "Disclosures about Segments of an Enterprise and Related Information," FPIC has determined that it has three reportable operating segments: insurance, reciprocal management and TPA. Our insurance segment specializes in professional liability insurance products and services for physicians, dentists and other healthcare providers. The reciprocal management segment contains our subsidiary AFP, which serves as the exclusive manager and attorney-in-fact of PRI, an insurance reciprocal in New York. PRI is a major client of ours and our revenues and results of operations are financially sensitive to its revenues and financial condition. We do not own PRI, or have a controlling financial interest in PRI, nor is PRI considered a variable interest entity under FIN 46R and so PRI's financial statements are not consolidated or included in ours. Instead, PRI is similar to a mutual insurer and the risks and rewards of ownership basically vest with the policyholders of PRI. The reciprocal management segment also provides brokerage, administration and intermediary services for insurance and reinsurance programs to PRI and FPIC. Our TPA segment provides administrative and claims management services to self-insured employer groups for group accident and health, workers' compensation and general liability and property insurance plans.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies found in Note 2. FPIC evaluates a segment's performance based on net income or loss and accounts for intersegment sales and transfers as if the sales or transfers were to a third party. Holding company operations are included within the insurance segment due to the size and prominence of the segment and the substantial attention devoted to it. Intersegment revenues for transactions between the segments are based on actual costs incurred and are similar to services that may have been obtained from an unrelated third party. All segments are managed separately because each business requires different technology and marketing strategies.

The following table provides a reconciliation of reportable segment assets to FPIC's consolidated assets:

	2003	2002	2001
Combined assets for reportable segments	$1,430,380	1,262,407	1,023,855
Investments in equity method investees	(245,098)	(233,069)	(241,309)
Intercompany receivables	(2,152)	(2,907)	(11,724)
Total consolidated assets	$1,183,130	1,026,431	770,822

(Dollars in thousands, except per share amounts and elsewhere as noted)

Selected financial information by segment follows:

	FOR THE YEAR ENDED DECEMBER 31, 2003					
	INSURANCE	RECIPROCAL MANAGEMENT	TPA	TOTAL SEGMENTS	INTERSEGMENT ELIMINATIONS	CONSOLIDATED
Net premiums earned	$ 131,665	—	—	131,665	—	131,665
Claims administration and management fees	$ —	26,582	14,313	40,895	—	40,895
Interest revenue	$ 20,570	116	13	20,699	—	20,699
Net investment income	$ 18,285	116	13	18,414	—	18,414
Total revenue	$ 154,913	36,604	16,514	208,031	(6,307)	201,724
Depreciation and amortization	$ 1,796	1,194	393	3,383	—	3,383
Interest expense on debt	$ 5,886	—	—	5,886	—	5,886
Income tax expense	$ 2,635	5,971	711	9,317	—	9,317
Income before cumulative effect of accounting change	$ 6,463	9,179	930	16,572	—	16,572
Net income	$ 6,463	9,179	930	16,572	—	16,572
Identifiable assets	$1,139,653	39,634	5,995	1,185,282	(2,152)	1,183,130
Goodwill	$ 10,833	8,037	—	18,870	—	18,870

	FOR THE YEAR ENDED DECEMBER 31, 2002					
	INSURANCE	RECIPROCAL MANAGEMENT	TPA	TOTAL SEGMENTS	INTERSEGMENT ELIMINATIONS	CONSOLIDATED
Net premiums earned	$ 151,684	—	—	151,684	—	151,684
Claims administration and management fees	$ —	24,341	12,693	37,034	—	37,034
Interest revenue	$ 22,672	141	43	22,856	(285)	22,571
Net investment income	$ 20,793	141	43	20,977	—	20,977
Total revenue	$ 180,775	31,678	15,302	227,755	(5,815)	221,940
Depreciation and amortization	$ 6,572	885	503	7,960	—	7,960
Interest expense on debt	$ 4,762	—	—	4,762	—	4,762
Income tax expense	$ 4,316	4,309	209	8,834	—	8,834
Income before cumulative effect of accounting change	$ 7,961	6,604	311	14,876	—	14,876
Cumulative effect of accounting change, net of tax	$ —	(24,363)	(5,215)	(29,578)	—	(29,578)
Net income (loss)	$ 7,961	(17,759)	(4,904)	(14,702)	—	(14,702)
Identifiable assets	$ 984,470	38,585	6,283	1,029,338	(2,907)	1,026,431
Goodwill	$ 10,833	8,037	—	18,870	—	18,870

	FOR THE YEAR ENDED DECEMBER 31, 2001					
	INSURANCE	RECIPROCAL MANAGEMENT	TPA	TOTAL SEGMENTS	INTERSEGMENT ELIMINATIONS	CONSOLIDATED
Net premiums earned	$131,058	—	—	131,058	—	131,058
Claims administration and management fees	$ —	22,959	12,545	35,504	—	35,504
Interest revenue	$ 24,165	344	159	24,668	(147)	24,521
Net investment income	$ 22,874	344	159	23,377	—	23,377
Total revenue	$158,213	29,296	15,984	203,493	(5,911)	197,582
Depreciation and amortization	$ 10,272	2,829	1,297	14,398	—	14,398
Interest expense on debt	$ 4,491	—	—	4,491	—	4,491
Income tax (benefit) expense	$ (4,385)	2,838	(297)	(1,844)	—	(1,844)
Income before cumulative effect of accounting change	$ (847)	4,348	(571)	2,930	—	2,930
Net (loss) income	$ (847)	4,348	(571)	2,930	—	2,930
Identifiable assets	$704,075	63,683	14,788	782,546	(11,724)	770,822
Goodwill	$ 10,833	49,140	7,259	67,232	—	67,232

NOTE. 21

STATUTORY ACCOUNTING

First Professionals, APAC, Intermed and Interlex are required to file statutory-basis financial statements with state insurance regulatory authorities. The insurance subsidiaries are restricted under the Florida and Missouri Insurance Codes as to the amount of dividends they may pay without regulatory consent. In 2004, and based on the amounts of capital and surplus of our insurance subsidiaries as of December 31, 2003, dividends of $13,407 may be paid to FPIC, the holding company, without regulatory consent.

The restricted net assets for FPIC's insurance subsidiaries at December 31, 2003, 2002 and 2001, are as follows:

	2003	2002	2001
First Professionals	$ 106,967	99,772	82,513
APAC	$ 13,508	13,151	13,864
Intermed	$ 25,265	24,743	22,174
Interlex	$ 6,117	5,822	5,156

The statutory capital and surplus for FPIC's insurance subsidiaries at December 31, 2003, 2002 and 2001, is shown in the table below.

	2003	2002	2001
First Professionals	$ 118,873	110,858	91,682
APAC	15,009	14,612	15,405
Intermed	26,991	24,743	22,174
Interlex	6,797	6,541	5,729
Combined statutory surplus	167,670	156,754	134,990
Less: Intercompany eliminations	(33,788)	(31,284)	(27,903)
Consolidated statutory surplus	$ 133,882	125,470	107,087

For the years ended December 31, 2003, 2002 and 2001, the statutory net income or loss for FPIC's insurance subsidiaries was as follows:

	2003	2002	2001
First Professionals	$ 2,524	10,961	(6,623)
APAC	1,032	569	(1,131)
Intermed	2,316	1,295	390
Interlex	287	99	(637)
Total statutory income (loss)	$ 6,159	12,924	(8,001)

In March 1998, the National Association of Insurance Commissioners ("NAIC") adopted the Codification of Statutory Accounting Principles (the "Codification") as the NAIC supported basis of accounting. Codification affects all statutory financial statements issued after January 1, 2001. The Codification was approved with a provision allowing for discretion by each state's Department of Insurance ("DOI") in determining appropriate statutory accounting for insurers. Accordingly, such discretion will continue to allow prescribed or permitted accounting practices that may differ from state to state or company to company. The Codification does not affect FPIC's consolidated financial statements, which have been prepared in accordance with GAAP.

FPIC's insurance subsidiaries: First Professionals, APAC, Intermed and Interlex prepare financial statements for regulatory purposes on a statutory-basis in conformity with the accounting practices prescribed or permitted by the states of Florida and Missouri. On a consolidated basis and at the subsidiary level, FPIC's statutory capital and surplus exceeded applicable regulatory and risk-based capital requirements.

(Dollars in thousands, except per share amounts and elsewhere as noted)

NOTE. 22
RELATED PARTY TRANSACTIONS

Following is a summary of the related party transactions of FPIC and its consolidated subsidiaries included in the consolidated financial statements as of December 31, 2003 and 2002, and for the twelve months ended December 31, 2003, 2002 and 2001. Credit balances are presented parenthetically.

	AS OF DEC 31, 2003	AS OF DEC 31, 2002
Amounts included within the Statements of Financial Position:		
Other invested assets	$ 788	7,398
Premiums receivable	$ 8,608	7,023
Reinsurance recoverable on paid losses	$ 2,738	1,398
Reinsurance recoverable on unpaid losses and advance premiums	$ 12,012	10,042
Reinsurance recoverable on unpaid losses and advance premiums, fronting arrangements (1)	$ 70,462	62,214
Ceded unearned premiums	$ 3,638	2,978
Ceded unearned premiums, fronting arrangements (2)	$ 12,848	14,145
Deferred policy acquisition costs	$ 4,035	3,848
Deferred policy acquisition costs, fronting arrangements	$ (535)	(574)
Other assets	$ 4,171	3,467
Liability for losses and LAE	$ (20,555)	(17,314)
Unearned premiums	$ (47,240)	(43,506)
Reinsurance payable	$ (23)	(1,054)
Reinsurance payable, fronting arrangements	$ (11,738)	(3,454)
Deferred credit	$ (7,729)	(8,749)
Accrued expenses and other liabilities	$ (1,030)	(890)

(1) Corresponding liability for losses and LAE under fronting arrangements was ($71,620) and ($63,529) as of December 31, 2003 and 2002, respectively.

(2) Corresponding unearned premiums under fronting arrangements was ($12,848) and ($14,145) as of December 31, 2003 and 2002, respectively.

	2003	2002	2001
Amounts included within the Statements of Income:			
Net premiums earned	$ (3,478)	(6,921)	(15,574)
Ceded net premiums earned, fronting arrangements (1)	$ 45,729	51,736	34,318
Claims administration and management fees	$ (26,582)	(24,341)	(22,959)
Finance charge and other income	$ (64)	(50)	(367)
Net losses and LAE	$ (2,289)	(1,532)	12,604
Ceded losses and LAE, fronting arrangements (2)	$ (44,697)	(27,000)	(33,657)
Other underwriting expenses	$ 3,804	2,774	2,485
Other underwriting expenses, fronting arrangements	$ (6,382)	(4,417)	(3,437)
Other expenses	$ 213	248	—

(1) Corresponding direct premiums earned under fronting arrangements were ($45,726), ($52,079) and ($35,374) for the twelve months ended December 31, 2003, 2002 and 2001, respectively.

(2) Corresponding direct losses and LAE incurred under fronting arrangements were $44,768, $27,290 and $34,713 for the twelve months ended December 31, 2003, 2002 and 2001, respectively.

MANAGEMENT AGREEMENT WITH APAM AND CONSULTING GROUP OF APA, INC. ("CGA") Effective June 30, 1998, FPIC entered into a management services agreement with APAM and CGA, to provide FPIC with all necessary insurance management and administrative services for APAC, a wholly owned subsidiary of FPIC. FPIC has an indirect financial interest in APAM through its 9.8% interest in APAL, which owns 100% of APAM. Prior to January 1, 2002, the agreement provided that APAM would receive an annual fee of 14.5% of direct premiums (net of refunds) consisting of an annual 10.5% service fee and 4% claims management fee. Effective January 1, 2002, the agreement was amended to implement a sliding fee scale of 14.5% on the first $8 million of written premiums, 11% on written premiums between $8 million and $10 million, and 10% on all written premiums in excess of $10 million. In addition, the CGA fee is $500 annually. The agreement as it concerns APAM also provides that anesthesiologist business produced by First Professionals or its respective agents will be transferred to APAC upon renewal, assuming the insured agrees, and that APAM will receive an annual 1% service fee on such business.

As of December 31, 2003 the management agreement with APAM and the CGA consulting agreement had expired.

The following table summarizes the related party assets and liabilities as of December 31, 2003 and 2002 and revenues and expenses for the years ended December 31, 2003, 2002 and 2001 resulting from the management agreements with APAM and CGA.

	2003	2002	2001
Amounts included within the Statements of Income:			
Net losses and LAE:			
Claims handling fees incurred	$ 1,115	951	710
Other underwriting expenses:			
Management fees and consulting fees incurred	$ 3,407	2,732	1,990

25% QUOTA SHARE REINSURANCE AGREEMENT WITH APAL On July 1, 1998, First Professionals and APAC also entered into a quota share reinsurance agreement with APAL whereby these two subsidiaries cede a 25% quota share portion of all business written by them related to anesthesiologists and certain related specialties to APAL. The agreements were entered into in connection with and at the time of FPIC's acquisition of APAC.

Effective December 31, 2003, FPIC did not renew or extend the quota share reinsurance agreement whereby First Professionals and APAC ceded 25% of their anesthesiologists' MPL business to APAL. As a result, no further written premiums will be ceded to APAL, effective January 1, 2004 and business ceded under this agreement through December 31, 2003, will be placed in run-off.

The following table summarizes the related party assets and liabilities as of December 31, 2003 and 2002 and revenues and expenses for the years ended December 31, 2003, 2002 and 2001 resulting from the 25% quota share reinsurance agreement with APAL.

	AS OF DEC 31, 2003	AS OF DEC 31, 2002
Amounts included within the Statements of Financial Position:		
Reinsurance recoverable on paid losses	$ 2,738	1,398
Reinsurance recoverable on unpaid losses and advance premiums	$ 12,012	10,042
Other assets	$ 111	176
Ceded unearned premiums	$ 3,638	2,978
Reinsurance payable	$ (23)	(1,054)

	2003	2002	2001
Amounts included within the Statements of Income:			
Net premiums earned:			
Ceded premiums earned	$ 8,210	7,046	4,018
Net losses and LAE:			
Ceded losses and LAE incurred	$ (8,001)	(7,056)	2,068
Other underwriting expenses:			
Ceding commissions earned	$ (1,642)	(1,412)	(759)

See Note 12, Reinsurance, for additional information on the collateral held under these programs.

(Dollars in thousands, except per share amounts and elsewhere as noted)

FRONTING PROGRAMS WITH APAL (SPC) LIMITED Effective in 2001, APAL formed a new subsidiary, APAL (SPC) Limited, which was established in accordance with Section 235(1) of the Company Law 2nd Revision of Caymanian Law as a segregated portfolio corporation. FPIC's subsidiary APAC, has developed alternative risk insurance programs, whereby segregated portfolio corporations have been formed to assume workers' compensation risks. APAC receives a fee for the use of its policy forms and does not retain the underwriting risks or incur the administrative expenses under these programs. Like other reinsurance agreements, APAC does remain liable to the insureds under these programs as the primary insurer in the event APAL (SPC) Limited or other reinsurers under these programs were not to perform. Therefore, APAC maintains collateral in the form of assets in trust and irrevocable letters of credit corresponding with applicable reinsurance recoverable balances.

All but one of these programs were terminated as of December 31, 2003 or prior, and have been placed into run-off. The remaining program will expire on or before June 30, 2004, at which time it will be placed into run-off.

The following table summarizes the related party assets and liabilities as of December 31, 2003 and 2002 and revenues and expenses for the years ended December 31, 2003, 2002 and 2001 resulting from the fronting programs with APAL (SPC) Limited. The corresponding direct business with non-related parties is indicated as a footnote to the table.

	AS OF DEC 31, 2003	AS OF DEC 31, 2002	
Amounts included within the Statements of Financial Position:			
Reinsurance recoverable on unpaid losses and advance premiums[1]	$ 14,938	4,976	
Ceded unearned premiums[2]	$ 10,866	8,973	
Reinsurance payable	$ (11,738)	(3,454)	
	2003	**2002**	**2001**
Amounts included within the Statements of Income:			
Net premiums earned:			
Ceded premiums earned[3]	$ 26,262	17,998	5,726
Net losses and LAE:			
Ceded losses and LAE incurred[4]	$ (20,014)	(7,427)	(3,881)
Other underwriting expenses:			
Fronting fee income earned	$ (2,020)	(803)	(356)

(1) Corresponding liability for losses and LAE was ($14,938) and ($4,976) as of December 31, 2003 and 2002, respectively.

(2) Corresponding unearned premiums was ($10,866) and ($8,973) as of December 31, 2003 and 2002, respectively.

(3) Corresponding direct premiums earned were ($26,262), ($17,998) and ($5,726) for the twelve months ended December 31, 2003, 2002 and 2001, respectively.

(4) Corresponding direct losses and LAE incurred were $20,014, $7,427 and $3,881 for the twelve months ended December 31, 2003, 2002 and 2001, respectively.

See Note 12, Reinsurance, for additional information on the collateral held under these programs.

REINSURANCE AGREEMENTS WITH PRI On July 1, 1998, First Professionals began assuming reinsurance from PRI, a writer of medical liability insurance in the state of New York. PRI is managed by an attorney-in-fact, AFP, which is a wholly owned subsidiary of FPIC. Under one contract, which reinsures PRI for policies with limits of $1.0 million in excess of $1.0 million, First Professionals assumes losses only and pays PRI a ceding commission on the premiums assumed. Effective April 1, 2002, the contract was changed to reinsure PRI for policies with limits of $1.0 million in excess of $1.3 million. Under another contract, which First Professionals and PRI ceased to renew for periods subsequent to December 31, 2000, First Professionals reinsured PRI for losses of $0.25 million in excess of $0.5 million on each claim. Premiums on these contracts are paid by PRI on a quarterly basis.

The excess of loss reinsurance treaty between First Professionals and PRI related to losses of $0.25 million in excess of $0.5 million and the reinsurance treaty in which First Professionals reinsures PRI for policies with limits of $1.0 million in excess of $1.3 million both contain clauses under which PRI has the option to commute each such agreement. During the fourth quarter of 2001, the 1999 treaty relating to losses of $0.25 million in excess of $0.5 million was commuted. During the first quarter of 2002, the 2000 treaty relating to losses of $0.25 million in excess of $0.5 million was commuted. The commutations eliminated all of First Professionals' present and future liabilities under the treaty in exchange for the return by First Professionals of all but the minimum contract premium to PRI. As a result of these commutations, First Professionals reported approximately

$9.0 million and $9.3 million during the 4th quarter of 2001 and 1st quarter of 2002, respectively, of paid losses and LAE with a corresponding reduction in reserves. There was no net income effect from these commutations, due to the prior accrual of such charges.

Effective January 1, 2000, First Professionals entered into a 100% quota share reinsurance agreement with PRI to assume PRI's DD&R risks under its claims-made insurance policies in exchange for cash and investments in the amount of $47.0 million. During 2000, a GAAP valuation of the underlying liability was completed and a deferred credit in the amount of $13.2 million was recognized. The deferred credit, which is being amortized into income over 20 years, represents the difference between the GAAP valuation of the liability and the initial premium received. The liability was calculated using benefit assumptions and elements of pension actuarial models (i.e., mortality, morbidity, retirement, interest and inflation rate assumptions). In connection with the agreement, First Professionals recognized a 5% ceding commission expense, which is being deferred and amortized as premiums are earned under the agreement.

The following table summarizes the related party assets and liabilities as of December 31, 2003 and 2002 and revenues and expenses for the years ended December 31, 2003, 2002 and 2001 resulting from the reinsurance agreements with PRI.

	AS OF DEC 31, 2003	AS OF DEC 31, 2002
Amounts included within the Statements of Financial Position:		
Premiums receivable	$ 8,608	7,023
Deferred policy acquisition costs	$ 4,035	3,848
Liability for losses and LAE	$ (20,555)	(17,314)
Unearned premiums	$ (47,240)	(43,506)
Deferred credit	$ (7,729)	(8,749)

	2003	2002	2001
Amounts included within the Statements of Income:			
Net premiums earned:			
Assumed premiums earned	$ (11,689)	(13,966)	(19,592)
Net losses and LAE:			
Assumed losses and LAE incurred	$ 4,598	4,573	9,825
Other underwriting expenses:			
Assuming commissions incurred	$ 2,584	2,475	2,618
Deferred credit amortization	$ (1,020)	(1,258)	(1,477)

MANAGEMENT AGREEMENT WITH PRI AND REINSURANCE SERVICES AFP has an exclusive ten-year management agreement with PRI with the current term ending December 31, 2008. During 2002, the management agreement between AFP and PRI was amended to remove the sharing by AFP of 10% of PRI's statutory net income or loss, effective January 1, 2002. Compensation under the agreement as originally in effect was equal to 13% of PRI's direct premiums written, with an adjustment for expected return premiums, plus or minus 10% of PRI's statutory net income or loss. With regard to profit sharing amounts already earned and collected, AFP has agreed to hold the years 1999, 2000 and 2001 open for redetermination and possible adjustment for a period of five years each (expiring 2004, 2005 and 2006, respectively.) Such adjustments would be based primarily on development of and related adjustments, if any, to loss and LAE reserves for those years. AFP has earned and collected profit sharing amounts under the original agreement totaling $3.6 million for the three years ended December 31, 2001. In accordance with the amended agreement, AFP has agreed to pay 6% annual interest on the 10% profit share amounts already earned and collected under the original agreement for 1999, 2000 and 2001, while those years remain open for possible future redetermination and adjustment, if any. In addition, AFP is reimbursed for 50% of the costs associated with the risk management department it maintains for PRI insureds. The management agreement and amendments were reviewed and approved by the New York State Insurance Department.

FPIC's revenues and results of operations are financially sensitive to the revenues and results of operations of PRI. We do not own or have a controlling financial interest in PRI, nor is PRI considered a variable interest entity under FIN 46R and so PRI's financial statements are not consolidated or included in ours. Instead, PRI is similar to a mutual insurer and the risks and rewards of ownership vest with the policyholders of PRI. PRI, as an MPL insurer, is subject to many of the same

(Dollars in thousands, except per share amounts and elsewhere as noted)

types of risks as those of FPIC's insurance subsidiaries. In addition, PRI is regulated by the New York State Insurance Department and files annual and quarterly statements with the department containing its financial statements, prepared on the statutory-basis of accounting, and other data.

The following table summarizes the related party assets as of December 31, 2003 and 2002 and revenues and expenses for the years ended December 31, 2003, 2002 and 2001 resulting from the management agreement with PRI.

	AS OF DEC 31, 2003	AS OF DEC 31, 2002	
Amounts included within the Statements of Financial Position:			
Other assets	$ 4,046	3,278	
Accrued expenses and other liabilities	$ (1,030)	(890)	
	2003	**2002**	**2001**
Amounts included within in the Statements of Income:			
Claims administration and management fees:			
Management fees	$ (26,582)	(24,341)	(22,959)
Finance charge and other income:			
Profit income	$ —	—	(317)
Other expenses:			
Loss sharing	$ —	35	—
Interest expense	$ 213	213	—

In addition to the management agreement with PRI, AFP through its subsidiary FPIC Intermediaries provides brokerage, administration and intermediary services for insurance and reinsurance programs to PRI with the brokerage commissions being paid by the reinsuring company. As a result of its relationship with PRI, FPIC Intermediaries earned brokerage placement commissions of $1,718, $1,744 and $1,335 for the years ended December 31, 2003, 2002 and 2001 for the placement reinsurance on behalf of PRI with other reinsurance carriers. FPIC Intermediaries also earned brokerage commissions of $1,008, $952 and $1,012 from First Professionals for the years ended December 31, 2003, 2002 and 2001 for the placement of reinsurance with First Professionals from PRI. The brokerage commissions from First Professionals are eliminated in the consolidated financial statements.

For a summary of all revenues and expenses associated with the PRI management agreement and related brokerage and reinsurance intermediary services performed for it, refer to the selected financial information presented for the reciprocal management segment in Note 20, Segment Information, preceding.

FRONTING PROGRAM WITH PRI Effective July 1, 2000, First Professionals entered into an agreement with PRI whereby, First Professionals, through PMA, manages an MPL insurance program in Pennsylvania for PRI. Under this program, whereby business is written on First Professionals' policy forms and ceded to PRI under a 100% quota share reinsurance agreement, FPIC receives a fronting fee of 7% and PMA receives an administration fee of 20% of premiums written, in return for its services to PRI, which include underwriting, claims management and other administrative aspects of this program. PMA also pays all commissions and brokerage to outside agents and brokers for the placement of business under the program. Effective January 1, 2002, the terms of this agreement were amended to cede 100% of the premiums written to PRI. The amendment has been filed with the New York State Insurance Department.

Effective August 1, 2003, PRI engaged an unrelated fronting carrier and no new or renewal business is being written on First Professionals' policy forms.

The following table summarizes the related party assets and liabilities as of December 31, 2003 and 2002 and revenues and expenses for the years ended December 31, 2003, 2002 and 2001 resulting from the fronting program with PRI. The corresponding direct business with non-related parties is indicated as a footnote to the table.

	AS OF DEC 31, 2003	AS OF DEC 31, 2002	
Amounts included within the Statement of Financial Position:			
Reinsurance recoverable on unpaid losses and advance premiums[1]	$ 37,296	19,360	
Ceded unearned premiums[2]	$ 1,982	2,126	
Deferred policy acquisition costs	$ (535)	(574)	
	2003	**2002**	**2001**
Amounts included within the Statements of Income:			
Net premiums earned:			
Ceded premiums earned[3]	$ 16,145	11,418	8,531
Net losses and LAE:			
Ceded losses and LAE incurred[4]	$ (21,005)	(10,221)	(9,508)
Other underwriting expenses:			
Ceding commissions earned	$ (4,358)	(3,045)	(2,133)

(1) Corresponding liability for losses and LAE was ($38,454) and ($20,676) as of December 31, 2003 and 2002.

(2) Corresponding unearned premiums was ($1,982) and ($2,126) as of December 31, 2003 and 2002.

(3) Corresponding direct premiums earned were ($16,143), ($11,762) and ($9,587) for the twelve months ended December 30, 2003, 2002 and 2001.

(4) Corresponding direct losses and LAE incurred were $21,076, $10,511 and $10,565 for the twelve months ended December 31, 2003, 2002 and 2001.

See Note 12, Reinsurance, for additional information on the collateral held under these programs.

FRONTING PROGRAM WITH AMERICAN PHYSICIANS INSURANCE EXCHANGE ("APIE") FPIC had an insurance program with APIE, a Texas medical professional liability insurance exchange, whereby, through December 31, 2002, business was written on First Professionals' policy forms and substantially all the underlying insurance risks and premiums were ceded to APIE for a fronting fee. We owned 20% of the outstanding common stock of APS, which serves as the exclusive management company for APIE until October 1, 2003, at which time we sold our 20% investment to the majority (80%) owner for $2,050 in cash. A small gain was recognized on this transaction. One of our senior officers also served on the APS board of directors. This program was terminated effective December 31, 2002.

The APIE fronting program expired December 31, 2002, at which time we ceased writing business for APIE on our policy forms and placed the existing business in run-off. As of December 31, 2003, there are no more active policies in this program.

(Dollars in thousands, except per share amounts and elsewhere as noted)

The following table summarizes the related party assets and liabilities as of December 31, 2003 and 2002 and revenues and expenses for the years ended December 31, 2003, 2002 and 2001 resulting from the fronting program with APIE. The corresponding direct business with non-related parties is indicated as a footnote to the table.

	AS OF DEC 31, 2003	AS OF DEC 31, 2002	
Amounts included within the Statements of Financial Position:			
Reinsurance recoverable on unpaid losses and advance premiums[1]	$ 18,228	37,878	
Ceded unearned premiums[2]	$ —	3,046	
	2003	**2002**	**2001**
Amounts included in the Statements of Income:			
Net premiums earned:			
Ceded premiums earned[3]	$ 3,321	22,319	20,061
Net losses and LAE:			
Ceded losses and LAE incurred[4]	$ (3,678)	(9,352)	(20,268)
Other underwriting expenses:			
Fronting fee income	$ (3)	(569)	(948)

(1) Corresponding liability for losses and LAE was ($18,228) and ($37,878) as of December 31, 2003 and 2002.

(2) Corresponding unearned premiums was ($3,046) as of December 31, 2002.

(3) Corresponding direct premiums earned were ($3,321), ($22,319) and ($20,061) for the twelve months ended December 31, 2003, 2002 and 2001, respectively.

(4) Corresponding direct losses and LAE incurred were $3,678, $9,352 and $20,268 for the twelve months ended December 31, 2003, 2002 and 2001, respectively.

See Note 12, Reinsurance, for additional information on the collateral held under these programs.

OTHER RELATED PARTY TRANSACTIONS The principal individual owner of one of FPIC's insurance agents and brokers serves as a director of FPIC. This director's firm also acts as FPIC's agent in purchasing its internal insurance. The commissions paid by FPIC to the director's firm were approximately $338, $227 and $112 during the years ended December 31, 2003, 2002 and 2001, respectively. In addition, FPIC obtains corporate legal services from time to time from an outside law firm, a partner of which is also a director of FPIC. Costs incurred during the years ended December 31, 2003 and 2002 by FPIC with respect to these legal services were $136 and $11, respectively.

FPIC had two management agreements with APAM to provide investment management and information technology support services, which terminated on December 31, 2003. Total revenues earned by FPIC from these agreements totaled approximately $64, $50 and $50 for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 23 RESTRUCTURING

During the fourth quarter of 2001, FPIC recorded a pre-tax charge of $632 in connection with the disposition of its unprofitable TPA division in Albuquerque, New Mexico. Under the plan, FPIC sold the division's assets and cancelled its service agreements with self-insured customers. Certain other contracts were retained and are serviced by FPIC's Jacksonville, Florida, TPA division. The 2001 restructuring activity was a continuation of FPIC's consolidation of the TPA operations and brings to an end the restructuring activities of the Albuquerque division that began during the fourth quarter of 2000 when FPIC incurred a pre-tax charge of $500. As a result of the plan, fifty-two employees were terminated at December 31, 2001. This reduction represented 24% of the TPA workforce and 100% of the New Mexico office. Thirty employees were terminated at December 31, 2000. This reduction represented 12% of the TPA workforce and 35% of the New Mexico office. All employees terminated in 2001 and 2000 were located in the Albuquerque location.

Restructuring activity for years 2003, 2002 and 2001 was as follows:

	SEVERANCE & BENEFITS	RENTAL FACILITIES	OTHER EXPENSE	TOTAL
Balance, December 31, 2000	$ 350	63	17	430
Fiscal 2001 restructuring charge	88	446	98	632
Amount utilized in 2001	(350)	(63)	(30)	(443)
Balance, December 31, 2001	$ 88	446	85	619
Amount utilized in 2002	(87)	(212)	(55)	(354)
Balance, December 31, 2002	$ 1	234	30	265
Amount utilized in 2003	—	(147)	(11)	(158)
Balance, December 31, 2003	$ 1	87	19	107

NOTE. 24

UNAUDITED QUARTERLY RESULTS OF OPERATIONS

The following is a summary of our unaudited quarterly consolidated results of operations for the years ended December 31, 2003, 2002 and 2001:

2003		FIRST	SECOND	THIRD	FOURTH
Direct and assumed premiums written	$	104,535	84,395	87,808	64,003
Net premiums written	$	38,996	35,871	46,624	21,643
Net premiums earned	$	28,908	31,870	40,895	29,992
Net investment income	$	4,503	4,719	4,680	4,512
Total revenues	$	44,129	49,141	60,093	48,361
Net income	$	2,760	3,498	5,381	4,933
Basic earnings per share	$	0.29	0.37	0.56	0.53
Diluted earnings per share	$	0.29	0.37	0.56	0.49

2002		FIRST	SECOND	THIRD	FOURTH
Direct and assumed premiums written	$	89,258	90,426	90,856	74,187
Net premiums written	$	56,196	57,164	(6,448)	33,336
Net premiums earned	$	39,342	47,560	30,435	34,347
Net investment income	$	4,888	5,813	5,688	4,588
Total revenues	$	53,416	62,775	50,407	55,342
Income before cumulative effect of accounting change	$	2,865	2,609	4,415	4,987
Cumulative effect of accounting change, net of tax	$	(29,578)	—	—	—
Net (loss) income	$	(26,713)	2,609	4,415	4,987
Basic (loss) earnings per share	$	(2.85)	0.28	0.47	0.53
Diluted (loss) earnings per share	$	(2.82)	0.26	0.47	0.53

2001		FIRST	SECOND	THIRD	FOURTH
Direct and assumed premiums written	$	55,173	46,943	73,004	70,283
Net premiums written	$	35,898	29,318	43,194	38,674
Net premiums earned	$	31,517	34,802	29,686	35,053
Net investment income	$	6,716	5,940	5,817	4,904
Total revenues	$	46,287	49,461	48,275	53,559
Net income (loss)	$	1,294	1,862	3,099	(3,325)
Basic earnings (loss) per share	$	0.14	0.20	0.33	(0.36)
Diluted earnings (loss) per share	$	0.14	0.20	0.33	(0.36)

ANNUAL MEETING

The 2004 shareholders' meeting will be held Wednesday, June 2 at 10:00 a.m. at the Omni Hotel, 245 Water Street, Jacksonville, Florida 32202.

FORM 10-K

A copy of the Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission, is available upon written request from:

Investor Relations
FPIC Insurance Group, Inc.
225 Water Street, Suite 1400
Jacksonville, FL 32202
904-354-2482 Ext. 3287

FINANCIAL PUBLICATIONS

Information about FPIC Insurance Group, Inc., including copies of the Annual Report to Shareholders and the Annual Report on Form 10-K may be requested through the Company's Web site at http://www.fpic.com or via e-mail at ir@fpic.com or by calling Investor Relations at 904-354-2482 Ext. 3287 or by writing to:

Investor Relations
FPIC Insurance Group, Inc.
225 Water Street, Suite 1400
Jacksonville, FL 32202
904-354-2482 Ext. 3287

Our Web site also provides access to our interactive e-mail notification service simply by adding your e-mail address to the "e-mail alert" section of our Web site. You will automatically be alerted to any new press releases, earnings reports and SEC filings via e-mail.

STOCK DATA

The Company's common stock is publicly traded on the Nasdaq National Market System under the symbol FPIC. The following table sets forth, for the periods indicated, the high and low trades as reported. Such trades are without retail markup, markdown or commission.

2003	HIGH TRADE	LOW TRADE
First Quarter	$ 8.35	$ 4.22
Second Quarter	$ 14.94	$ 6.80
Third Quarter	$ 17.00	$ 13.50
Fourth Quarter	$ 25.97	$ 14.77

2002	HIGH TRADE	LOW TRADE
First Quarter	$ 15.90	$ 10.70
Second Quarter	$ 16.00	$ 11.90
Third Quarter	$ 15.07	$ 7.65
Fourth Quarter	$ 8.97	$ 3.50

As of March 10, 2004, the Company estimated that there were approximately 2,213 shareholders of record of the Company's common stock.

The Company did not pay cash dividends on its common stock during 2003 or 2002. The Company does not anticipate paying any cash dividends in the foreseeable future. For information regarding restrictions on the ability of the Company's subsidiaries to transfer funds to the Company in the form of cash dividends, see Footnote 21, Statutory Accounting, in the Notes to Consolidated Financial Statements.

CORPORATE INFORMATION

FPIC INSURANCE GROUP, INC.

CORPORATE OFFICERS

John R. Byers, Esq. *
President and Chief Executive Officer

Kim D. Thorpe *
Executive Vice President and Chief Financial Officer

Roberta Goes Cown, Esq., CPA
Senior Vice President, Corporate Counsel,
Secretary of the Company

Gary M. Dallero, CPA
Senior Vice President of Operations

Pamela Deyo Harvey, CPA
Vice President and Controller

*Executive Officer

CORPORATE LEGAL COUNSEL

Foley & Lardner
200 Laura Street
Jacksonville, Florida 32202-3510

LeBoeuf, Lamb, Greene & MacRae L.L.P.
50 North Laura Street, Suite 2800
Jacksonville, Florida 32202

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
50 North Laura Street, Suite 3000
Jacksonville, Florida 32202

CONSULTING ACTUARY

Huggins Actuarial Services, Inc.
11 Veterans Square
Second Floor
Media, PA 19063

TRANSFER AGENT

SunTrust Bank, Atlanta
Stock Transfer Department
Mail Code 258
P.O. Box 4625
Atlanta, Georgia 30302
800-568-3476

FPIC ON THE INTERNET

www.fpic.com

FPIC
INSURANCE GROUP, INC.

225 WATER STREET
SUITE 1400
JACKSONVILLE, FLORIDA 32202
800-221-2101 904-354-2482
FAX: 904-475-1159
WWW.FPIC.COM